As filed with the Securities and Exchange Commission on April 24, 2006

Registration No. 333-130156

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☒ Pre-Effective Amendment No. 1	☐ Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 49

Massachusetts Mutual Variable Annuity Separate Account 4

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

Stephen L. Kuhn

Senior Vice President, Secretary and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:    Continuous.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b) of Rule 485.

☐	on pursuant to paragraph (b) of Rule 485.

☐	60 days after filing pursuant to paragraph (a) of Rule 485.

☐	on pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual or Group Deferred Variable Annuity Contract

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

CROSS REFERENCE TO ITEMS

REQUIRED BY FORM N-4

N-4 Item	Caption in Prospectus
1	Cover Page

2	Index of Special Terms

3	Table of Fees and Expenses

4	Not Applicable

5	The Company; Investment Choices

6	Expenses; Distribution

7	Contract Roles; Purchasing the Contract; Voting Rights; Reservation of Rights; Contract Value; Cover Page

8	The Income Phase

9	Death Benefit

10	Contract Value; Distribution

11	Withdrawals

12	Federal Taxes

13	Legal Proceedings

14	Additional Information Caption in Statement of Additional Information

Caption in Statement of Additional Information
15	Cover Page

16	Table of Contents

17	Company

18	Distribution; Experts; Custodian

19	Purchase of Securities Being Offered

20	Distribution

21	Not Applicable

22	Annuity Payments

23	Financial Statements

PART A

INFORMATION REQUIRED IN A PROSPECTUS

Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

MassMutual Equity EdgeSM Single Premium Deferred Variable Annuity

This prospectus describes a single premium individual deferred variable annuity contract offered by Massachusetts Mutual Life Insurance Company. The contract provides for accumulation of contract value, generally with a Principal Protection Benefit, and annuity payments on a fixed and/or variable basis. The contract offers as investment choices a fixed account and the following funds offered through our separate account, Massachusetts Mutual Variable Annuity Separate Account 4.

MML Series Investment Fund

•	MML Equity Index Fund (Class I)*

MML Series Investment Fund II

•	MML Money Market Fund**

*	eligible for the Principal Protection Benefit
**	Available only upon expiration of a benefit period and not eligible for the Principal Protection Benefit

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the contract.

To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI), dated April 28, 2006. We filed the SAI with the Securities and Exchange Commission (SEC) and it is legally a part of this prospectus. The SEC maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page 39 of this prospectus. For a free copy of the SAI, or for general inquiries, call our Annuity Service Center at (800) 272-2216 (press 2) or write to: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067. (Overnight Mail Address: MassMutual Financial Group, Annuity Service Center HUB, L058, 1295 State Street, Springfield, MA 01111-0111)

The contract:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.

The SEC has not approved the contract or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

April 28, 2006

Index of Special Terms

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

Page

Accumulation Phase	20

Accumulation Unit	19

Age	5

Annuitant	10

Annuity Date	28

Annuity Options	28

Annuity Payments	28

Annuity Service Center	1

Annuity Unit Value	29

Benefit Period Expiration Date	15

Benefit Period	15

Contingent Deferred Sales Charge	24

Contract Anniversary	24

Contract Year	23

Free Withdrawals	25

Good Order	4

Income Phase	27

Market Value Adjustment	5

Mortality and Expense Risk Charge	23

Non-Qualified	33

Page

Principal Protection Benefit	14

Purchase Payment	11

Qualified	33

Separate Account	17

Tax Deferral	5

Window Period	15

Index of Special Terms

Contacting the Company

How to Contact Us.  You may contact us by calling your registered representative or our Annuity Service Center at (800) 272-2216 (press 2), Monday through Friday, between 8 a.m. and 8 p.m. Eastern Time. You may also e-mail us by visiting www.massmutual.com/annuities and clicking on “Service Request Form”. Additionally, you may write to us at: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

Sending Forms and Written Requests in Good Order.  From time to time, you may want to submit a written request for a withdrawal, a change of beneficiary, or some other action. We can only act upon your request if we receive it in “good order”. Contact our Annuity Service Center to learn what information we require for your request to be in “good order”. Generally, your request must include the information and/or documentation we need to complete the action without using our own discretion to carry it out. Additionally, some actions may require that you submit your request on our company’s form.

Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Type.  The contract described in this prospectus is a single premium individual deferred variable annuity. The contract provides for accumulation of contract value, generally with a Principal Protection Benefit, and annuity payments on a fixed and/or variable basis.

The Prospectus and the Contract.  This prospectus describes general provisions of the contract, but is not intended to address all details of the contract. Where the prospectus and contract differ, the contract will control. You should read your contract for more information about its terms and conditions. Your contract may include state specific requirements which are not described in this prospectus. Each contract is subject to the law of the state in which the contract is issued. Some of the terms of your contract may differ from the terms of the contract delivered in another state because of state-specific legal requirements. Subject matters in which there may be state-specific contract provisions include:

•	the contingent deferred sales charge schedule and application of a market value adjustment, if applicable;

•	the availability of certain investment choices;

•	certain contract features;

•	free look rights;

•	the minimum interest rate credited to the fixed account;

•	premium taxes; and

•	fund transfer rights.

If you would like information regarding state-specific contract provisions, you should contact your registered representative or call the Annuity Service Center at the number shown on page 1 of this prospectus.

Principal Protection Benefit.  The Principal Protection Benefit is a way to guarantee that, at a given time in the future, a certain amount of your contract value will equal no less than a specified amount we call the Principal Protection Benefit value. This may be beneficial if there is a downward movement in the stock market that causes the protected amount of your contract value to decline to an amount less than the Principal Protection Benefit value. See “Principal Protection Benefit.”

Annuity Options.  We make annuity payments based on the annuity option you elect. When you elect an annuity option you also elect among a number of features, including but not limited to: duration, number of payees, payments to beneficiaries, and whether payments will be variable and/or fixed payments. See “Income Phase.”

Contacting the Company/Overview

Withdrawals.  Subject to certain restrictions, you may periodically make partial withdrawals of your contract value. If you make a full withdrawal of your contract value, all your rights under the contract will be terminated. Income taxes, tax penalties, a contingent deferred sales charge, and any applicable market value adjustment may apply to any withdrawal you request. Additionally, withdrawals will result in an adjustment to the Principal Protection Benefit value unless the withdrawal is effective on the benefit period expiration date. See “Withdrawals,” “Expenses – Contingent Deferred Sales Charge,” “Appendix A – Market Value Adjustment,” “Principal Protection Benefit” and “Taxation.”

Transfers.  Subject to certain restrictions, you may periodically transfer contract value among available investment choices. See “Transfers.”

Death Benefit.  A beneficiary may receive a benefit in the event of your death prior to the income phase. Death benefits during the income phase depend upon the annuity option elected. See “Death Benefit.”

Fees.  Your contract value will be subject to certain fees. These charges will be reflected in your contract value and in any annuity payments you choose to receive from the contract. See “Expenses” and “Table of Fees and Expenses.”

Taxation.  The Internal Revenue Code of 1986, as amended, has certain rules that apply to the contract. These tax treatments apply to earnings from the contract, withdrawals, death benefits and annuity options. See “Taxation.”

Tax Deferral.  You are generally not taxed on contract earnings until you take money from your contract. This is known as tax deferral. Tax deferral is automatically provided by tax-qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a tax-qualified retirement plan.

Definition of Age.  When we use the term “age” in the prospectus, except when discussed in regards to specific tax provisions, we define age as a person’s age on his/her birthday nearest the date for which the age is being determined. For example, age 80 is the period of time between age 79 years, 6 months and 1 day and age 80 and 6 months. Based on the contract’s definition, you attain age 80 at calendar age 79 years, 6 months and 1 day.

Free Look/Right to Cancel the Contract.  You have a right to examine your contract. If you change your mind about owning your contract, you can generally cancel it within 10 days after receiving it. However, this time period may vary by state. See “Right to Cancel the Contract.”

Overview

Table of Fees and Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

I. The first table describes the fees and expenses you will pay at the time you transfer the value between investment choices, or surrender the contract. We do not deduct a sales charge when we receive a purchase payment, but we may assess a contingent deferred sales charge as noted below. Premium taxes may also be deducted, but are not reflected below.

Contract Owner Transaction Expenses

	Current	Maximum
Transfer Fee
During the Income Phase	$0	During the income phase 12 free transfers per calendar year, thereafter, $20 per transfer.

	Current	Maximum
Contingent Deferred Sales Charge
(as a percentage of amount withdrawn or applied to an annuity option)	8%[1]	8%[1]

[1] Contingent Deferred Sales Charge (CDSC) Schedules

The CDSC schedule varies by benefit period. We do not assess a CDSC once you have completed your initial benefit period.

CDSC Schedule for a Five Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6 and later

Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	0%

CDSC Schedule for a Seven Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6	7	8 and later

Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	0%

CDSC Schedule for a Ten Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option	1	2	3	4	5	6	7	8	9	10 and later

Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%

The CDSC schedule varies for contracts issued in New York.

Table of Fees and Expenses

II. The next table describes fees and expenses you will pay periodically during the time you own the contract, not including fees and expenses deducted by the funds you select.

Periodic Contract Charges

	Current	Maximum
Annual Contract Maintenance Charge	$40[1]	$60[1]

Separate Account Annual Expenses
(as a percentage of average account value in the separate account)

Current
Elected Benefit Period	Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period*
Mortality and Expense Risk Charge	1.55%	1.45%	1.20%	1.20%
Administrative Charge	0.15%	0.15%	0.15%	0.15%
Total Separate Account Annual Expenses	1.70%	1.60%	1.35%	1.35%

Maximum
Elected Benefit Period	Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period*
Mortality and Expense Risk Charge	3.20%	3.10%	2.85%	2.85%
Administrative Charge	0.25%	0.25%	0.25%	0.25%
Total Separate Account Annual Expenses	3.45%	3.35%	3.10%	3.10%

* This charge is only applicable if all of your contract value is allocated to the MML Money Market sub-account because you did not elect a benefit period. No Principal Protection Benefit is provided in this case. When we issue your contract, you must elect a benefit period.

1 Currently waived if contract value is $100,000 or greater when we are to assess the charge.

Table of Fees and Expenses

Annual Fund Operating Expenses

While you own the contract, if your assets are invested in any of the sub-accounts, you will be subject to the fees and expenses charged by the fund in which that sub-account invests.

The following table provides information about the total annual fund operating expenses of the funds. The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2005.

Investment Management Fees and Other Expenses

Fund Name	Management Fees	Other Expenses	12b-1 Fees	Total Annual Fund Operating Expenses
MML Equity Index Fund (Class I)	0.10%	0.38%	—	0.48%[1]
MML Money Market Fund	0.49%	0.05%	—	0.54%[2]

1. MassMutual has agreed to bear the expenses (other than the management and administrative fees, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.05% of the average daily net asset values through April 30, 2007. Such agreements cannot be terminated unilaterally by MassMutual. If this table had reflected these waivers, the Total Net Operating Expenses would have been 0.45%.

2. MassMutual has agreed to bear expenses of the fund (other than the management fees, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset values of the fund through April 30, 2007. Such agreements cannot be terminated unilaterally by MassMutual. We did not reimburse any expenses of the MML Money Market fund in 2005.

(See the fund prospectuses for more information.)

Examples

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

In most states, a market value adjustment is applied when a withdrawal is taken outside of a window period. These examples do not reflect the application of a market value adjustment.

Examples Using Maximum Expenses

These examples assume all of your purchase payment is allocated to the MML Equity Index sub-account. They do not reflect the fact that a portion of your purchase payment will be allocated to the fixed account.

Example I assumes that you withdraw all your contract value at the end of each year shown.

Example II assumes you do not withdraw any contract value at the end of each year shown, or that you decide to begin the income phase at the end of each year shown. Currently, the income phase is not available until 13 months after you purchase your contract.

Both Example I and Example II assume:

•	that you invest $25,000 in the contract for the time periods indicated,
•	that your contract value is allocated to the MML Equity Index sub-account and earns a 5% return each year,
•	that you participate in two consecutive 5 year benefit periods starting when we issue your contract,
•	that the maximum fees and expenses in the Table of Fees and Expenses apply.

Table of Fees and Expenses

Based on the above assumptions, your costs would be as shown in the following table. Your actual costs may be higher or lower.

	Example I				Example II
Years	1	3	5	10	1	3	5	10
MML Equity Index Fund (Class I)	$2,841	$4,715	$6,384	$10,652	$1,022	$3,095	$5,205	$10,652

Examples Using Current Expenses

These examples assume all of your purchase payment is allocated to the MML Equity Index sub-account. They do not reflect the fact that a portion of your purchase payment will be allocated to the fixed account.

Example I assumes that you withdraw all your contract value at the end of each year shown.

Example II assumes you do not withdraw any contract value at the end of each year shown, or that you decide to begin the income phase at the end of each year shown. Currently, the income phase is not available until 13 months after you purchase your contract.

Both Example I and Example II assume:

•	that you invest $25,000 in the contract for the time periods indicated,
•	that your contract value is allocated to the MML Equity Index sub-account and earns a 5% return each year,
•	that you elect a 10 year benefit period when we issue your contract, and
•	that the current fees and expenses in the Table of Fees and Expenses apply.

Based on the above assumptions, your costs would be as shown in the following table. Your actual costs may be higher or lower.

	Example I				Example II
Years	1	3	5	10	1	3	5	10
MML Equity Index Fund (Class I)	$2,482	$3,645	$4,599	$7,081	$633	$1,946	$3,325	$7,081

The examples using current expenses reflect the annual contract maintenance charge of $40 as an annual charge of .040%. The examples using maximum expenses reflect the annual contract maintenance charge of $60 as an annual charge of .060%. These charges are based on an anticipated average contract value of $99,400. The examples do not reflect any premium taxes. However, premium taxes may apply. Additionally, the examples do not reflect a market value adjustment which may apply to withdrawals made outside of a window period.

The examples should not be considered a representation of past or future expenses.

Table of Fees and Expenses

The Company

In this prospectus, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

Contract Roles

Owner

In this prospectus, “you” and “your” refer to the owner of the contract. The owner is named at the time of contract issue. The owner can be an individual or a non-natural person. (e.g., a corporation, limited liability company, partnership or certain other entities). We will not issue a contract to you if you have passed age 80 as of the date we propose to issue the contract. As the owner of the contract, you exercise all rights under the contract. On and after the annuity date, you continue as the owner. You may change the owner of a non-qualified contract at any time prior to the annuity date by written request. Changing the owner may result in tax consequences.

If your contract is non-qualified and owned by a non-natural person, the contract will generally not be treated as an annuity for tax purposes. This means that gain in the contract will be taxed each year while the contract is in the accumulation phase. This treatment is not applied to a contract held by a trust or other entity as an agent for a natural person. Before purchasing a contract to be owned by a non-natural person or before changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

Joint Owner

Non-qualified contracts can be owned by joint owners. We will use the age of the oldest joint owner to determine all applicable benefits under the contract. We will not issue a contract to you if either proposed joint owner has passed age 80 as of the date we propose to issue the contract. If a joint owner dies, we will treat the surviving joint owner as the primary beneficiary. We will treat any other beneficiary designation at the time of death as a contingent beneficiary. If there are joint owners, we require both signatures for all transactions, unless otherwise stated in this prospectus.

Annuitant

The annuitant is the person on whose life we base annuity payments. You designate the annuitant at the time of contract issue. We will not issue a contract to you if the proposed annuitant has passed age 80 as of the date we propose to issue the contract. You may change the annuitant before the annuity date, subject to our underwriting rules. However, the annuitant may not be changed on a contract owned by a non-natural person. We will use the age of the annuitant to determine all applicable benefits under a contract owned by a non-natural person.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. A surviving spouse who is the sole primary beneficiary under the contract may elect to continue the contract in his or her own name at the death benefit amount and exercise all of the contract owner’s rights under the contract, elect a lump sum payment of the death benefit, or apply the death benefit to an annuity option. This election can only be made once while the contract is in effect. If your spouse does not make an election, as just described, within 60 calendar days of our receipt of due proof of death, we will consider your surviving spouse to have continued the contract in his/her name.

The Company/Contract Roles

Purchasing the Contract

Your purchase payment is due when we issue your contract. You may not make additional purchase payments to your contract.

The minimum amount we accept for your purchase payment is $25,000.

The maximum amount we will accept without our prior approval is based on your age when we issue the contract. The maximum amount is:

•	$1,500,000 up to and including age 75; or

•	$500,000 for contract owners age 76 or older and for non-natural owners.

You may submit your purchase payment, along with your completed application, by giving them to your registered representative. The registered representative will review these items and forward them to the Home Office:

First Class Mail

MassMutual Financial Group

Annuity Service Center Hub

P.O. Box 9067

Springfield, MA 01102-9067

Overnight Mail

MassMutual Financial Group

ASC Hub – L058

1295 State St.

Springfield, MA 01111

Wire Transfer

JP Morgan Chase Bank

New York, New York

ABA #021000021

MassMutual Account 323956297

Ref: Annuity Contract #

Name: (Your Name)

We have the right to reject any application or purchase payment.

Allocation of Purchase Payment.  You must elect a benefit period when we issue your contract. We will then determine how your purchase payment will be allocated between the MML Equity Index sub-account and the fixed account based upon the benefit period elected. We currently offer a 5 year, 7 year or 10 year benefit period. You may not allocate your purchase payment to the MML Money Market sub-account because it is only available upon expiration of a benefit period.

Applying the Purchase Payment.  Once we receive your purchase payment of at least $25,000 and the necessary information at our Annuity Service Center, we will issue your contract and apply your purchase payment within 2 business days. If you do not give us all of the information we need, we will notify you. When we receive all of the necessary information, we will then apply your purchase payment within 2 business days. If for some reason we are unable to complete this process within 5 business days, we will either refund your money or obtain your permission to keep it until we receive all of the necessary information.

All transfers/rollovers we receive, in good order, within 60 calendar days from the date your application and all necessary paperwork are received in good order at our Annuity Service Center, will be considered part of a single purchase payment.

•	If you meet the minimum purchase payment requirements on any business day within the 60 days, we will issue your contract and apply your purchase payment per our rules stated in this section. Any portion of your purchase payment received by us before we issue your contract, that is less than the $25,000, will not be credited any interest, nor will it receive stock market performance.

•	After we issue your contract, any other transfers/rollovers received within 60 calendar days from the date the completed application and all necessary paperwork was received in good order, will be applied to your contract effective on the business day it is received by us. Transfer/rollovers received after the date we issue your contract will not extend the benefit period expiration date.

If the minimum purchase payment amount is not satisfied within 60 calendar days from the date your paperwork is received in good order, your purchase payment will be returned and we will not issue you a contract.

Purchasing the Contract

Replacement of Life Insurance or Annuities

A “replacement” occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A “financed purchase” occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest.

Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Suitability

According to federal securities law, a registered representative is required to recommend a security only when he/she believes that the security is suitable for the customer. The registered representative must have reasonable grounds for believing that the recommendation is suitable for such customer based upon the facts disclosed by the customer as to his/her other security holdings and his/her financial situation and needs.

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are charges associated with these benefits and advantages. Owning a variable annuity represents a long-term financial commitment.

Before you purchase a variable annuity contract, you should consider:

•	if you have a long-term investment horizon.

•	if you can afford to make the initial and any subsequent purchase payments based on your other assets and income.

•	if you understand how the product works and how charges may impact your contract performance.

•	if you are willing to tolerate market fluctuations based on underlying fund performance.

•	if you have a need for the benefits offered with a variable annuity such as tax-deferral and lifetime income.

•	if using a variable annuity contract to fund a tax-qualified plan such as an IRA is the right investment decision for you, since a variable annuity does not provide any additional tax advantages.

•	if purchasing a variable annuity is the right investment decision for you if the owner of the contract will be a non-natural person, since generally tax-deferral is not provided when a non-natural person owns a variable annuity contract.

•	if purchasing a variable annuity is the right investment decision for you if you are an older person, given the long-term financial commitment, potential market fluctuations and charges associated with a variable annuity, as well as whether you are in a tax bracket that justifies the need for tax-deferral.

•	if you are replacing your current annuity contract by purchasing the proposed variable annuity contract. If so, carefully compare the costs and benefits of your existing annuity contract with the costs and benefits of the proposed variable annuity contract, and understand what benefits of your existing annuity contract you may be forfeiting.

•	if your registered representative is receiving additional compensation for selling this variable annuity contract. Please refer to the “Distribution” section for more information about additional compensation arrangements.

•	if you are purchasing this contract with the intention to make frequent fund transfers. If

Replacement of Life Insurance or Annuities/Suitability

you are, you should not purchase this variable annuity contract. Please refer to the “Limits on Frequent Trading and Market Timing Activity” section for more information.

Please note that we and our affiliates offer a variety of annuity contracts. Each contract is designed to satisfy a customer’s need for a long-term retirement product. Please ask your registered representative for more information about the annuity contracts we issue to determine if one of them is a suitable investment for you based upon your needs and financial situation.

Right to Cancel the Contract

You have a right to examine your contract. If you change your mind about owning your contract, you can cancel it within 10 days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a contingent deferred sales charge or any applicable market value adjustment. You will receive back your contract value as of the business day we receive your contract and your written request at our Annuity Service Center. If you purchase this contract as an IRA or your state requires it, we will return your purchase payments less any withdrawals you took.

Right to Cancel the Contract

Principal Protection Benefit

Overview.  The Principal Protection Benefit is a way to guarantee that, at a given time in the future, a certain amount of your contract value will equal no less than a specified amount we call the Principal Protection Benefit value. This may be beneficial if there is a downward movement in the stock market that causes the protected amount of your contract value to decline to an amount less than the Principal Protection Benefit value.

Getting Started.  At the time we issue your contract, you must elect one of three available benefit periods. We determine the Principal Protection Benefit percentage, the Separate Account Protection Benefit percentage, and how your purchase payment is allocated among the eligible investment choices.

This Table Describes What We Offer When You Purchase the Contract:

Current Benefit Periods	Principal Protection Benefit Percentage of Initial Purchase Payment (adjusted for withdrawals)	Separate Account Protection Benefit Percentage	Allocation Among Investment Choices
5 Year	100%	50%	We will allocate your purchase payment between the fixed account and the MML Equity Index sub-account.
7 Year	100%	70%
10 Year	110%	100%

Following your first benefit period, we may offer the same or different benefit periods, Principal Protection Benefit percentages, Separate Account Protection Benefit percentages, and investment choices.

Allocations to Investment Choices.  When you elect your initial benefit period, we determine how much of your purchase payment will be allocated to the fixed account and how much will be allocated to the MML Equity Index sub-account. We base the allocation on the following:

1.	the Principal Protection Benefit percentage;

2.	the fixed account guaranteed interest rate for your elected benefit period or, if applicable in your state, the declared interest rate, and the minimum guaranteed interest rate;

3.	the Separate Account Protection Benefit percentage; and

4.	the length of your elected benefit period.

The higher the credited interest rate and the longer your elected benefit period, the greater will be the allocation to the MML Equity Index sub-account. Generally, allocation to the MML Equity Index sub-account will be less if your contract is issued in a state where we offer a fixed account with a declared interest rate. We will never allocate less than 10% of your purchase payment to the MML Equity Index sub-account. We will never allocate all of your purchase payment to the fixed account.

If you elect a renewal benefit period, you will choose to apply a portion or all of your contract value to that renewal benefit period. We will determine the allocation of that contract value as just described for your initial benefit period.

The Separate Account Protection Benefit Percentage.  The Separate Account Protection Benefit percentage guarantees the level of your contract value in the MML Equity Index sub-account as of the end of the benefit period. For example, if, at the beginning of the benefit period the value in the MML Equity Index sub-account is $100,000 and the Separate Account Protection Benefit percentage is 70%, then we guarantee that you will have at least $70,000 in the subaccount at the end of the benefit period, assuming that you do not make any withdrawals. Any withdrawals result in an adjustment for withdrawals as described in “Withdrawals”. The Separate Account Protection Benefit percentage is a component of, and not in addition to, the Principal Protection Benefit percentage.

Investment Choices Eligible for the Principal Protection Benefit.  Currently, only contract value allocated to the MML Equity Index sub-account and the fixed account will be eligible for the

Principal Protection Benefit

Principal Protection Benefit. When you elect a benefit period, your purchase payment or current contract value will be allocated by us to the MML Equity Index sub-account and the fixed account. During each window period you can request transfers of contract value among investment choices, including the MML Money Market sub-account, subject to our limits in place at that time. The MML Money Market sub-account is not eligible for the Principal Protection Benefit.

Benefit Period.  You elect the benefit period from those we make available. You may only participate in one benefit period at a time. Your initial benefit period begins on the date we issue your contract and ends on the last day of your benefit period (your benefit period expiration date). You may elect subsequent benefit periods, subject to availability.

The mortality and expense risk charge assessed against contract value in the MML Equity Index sub-account varies by benefit period. Additionally, the commission portion of the amount of compensation paid to broker-dealers, whose registered representatives sell this contract, varies by benefit period. The commission paid is the same whether you elect the 7 year or 10 year benefit period; however, the commission paid to the broker-dealer if you elect the 7 year or 10 year benefit period may be greater than the commission paid if you elect the 5 year benefit period.

Benefit Period Expiration Date.  Your benefit period expiration date is the last day of your benefit period. The benefit period expiration date is the date on which we calculate the Principal Protection Benefit value. If your benefit period expiration date is a non-business day, we will conduct any applicable transactions or calculations on the first business day following your benefit period expiration date.

Window Period.  The window period is the last 30 calendar days of a benefit period. During the window period you can request a withdrawal or request to apply all or a portion of your contract value to an annuity option and we will not deduct any contingent deferred sales charge or assess any applicable market value adjustment. Unless you request otherwise, your requests for withdrawals or requests to apply all or a portion of your contract value to an annuity option will not be processed until your benefit period expiration date. Additionally, during the window period you may request to make a transfer among the available investment choices and the transfer will be effective on your benefit period expiration date.

Calculation of the Principal Protection Benefit Value.  We will calculate your Principal Protection Benefit value on your benefit period expiration date as described below.

Initial Benefit Period Expiration Date:

The amount will be the greater of:

1)	your current contract value; or

2)	the Principal Protection Benefit percentage of your purchase payment, adjusted for withdrawals.

Subsequent Benefit Period Expiration Date:

The amount will be the greater of:

1)	your current contract value participating in the benefit period; or

2)	the Principal Protection Benefit percentage of your contract value participating in the benefit period at the start of the current benefit period, adjusted for withdrawals.

On your benefit period expiration date, if your Principal Protection Benefit value is greater than your current contract value, participating in the benefit period, we will allocate the difference to your contract value in the MML Equity Index sub-account.

Adjustment for Withdrawals.  When we calculate the Principal Protection Benefit value, we make an adjustment for prior withdrawals. The adjustment is equal to:

1)	the amount being withdrawn from your contract value that is participating in the Principal Protection Benefit; divided by

2)	your contract value participating in the Principal Protection Benefit immediately prior to the withdrawal; multiplied by

3)	the value of the Principal Protection Benefit percentage of your contract value participating in the benefit period at the start of the current benefit period, adjusted for prior withdrawals.

If you apply part of your contract value to an annuity option, we consider that a withdrawal for purposes of this calculation.

Principal Protection Benefit

Electing a Renewal Benefit Period.  Prior to the window period, we will notify you of your renewal options by written notice. If you want to elect a renewal option, you must send us your written request in good order up to three business days before your benefit period expiration date.

You will be able to elect one of the available benefit periods and one of the following:

1.	the renewal Principal Protection Benefit percentage, subject to our limits in place at that time, and we will determine the renewal allocations to the fixed account and the MML Equity Index sub-account; or

2.	the renewal allocations to the fixed account and the MML Equity Index sub-account, subject to our limits in place at that time, and we will determine the renewal Principal Protection Benefit percentage.

If You Do Not Make an Election.  During your window period, if you do not elect otherwise by written request up to three business days before your benefit period expiration date, a renewal benefit period will begin on the first business day after your benefit period expiration date. That benefit period will be for the same number of years as the period just ended. If we are not then offering a benefit period for the same duration as the one just ended, the renewal period will be the next shorter benefit period. In the event that no shorter benefit period is available, the renewal period will be the shortest benefit period then available.

Electing Not to Participate in a Renewal Benefit Period.  During the window period, if you elect not to participate in a subsequent benefit period, you must send us your written request in good order up to three business days before your benefit period expiration date. You must elect one of the following:

1.	to apply your full contract value to an annuity option; or

2.	to make a full withdrawal of your contract value; or

3.	to transfer your contract value participating in the benefit period into the MML Money Market sub-account. The MML Money Market sub-account does not participate in the Principal Protection Benefit.

General Restrictions.  A benefit period cannot extend beyond maturity, which is generally your 100th birthday, or other age as determined by state law. If the available benefit periods extend beyond maturity, you may either make a full withdrawal of your contract value, apply your full contract value to an annuity option or transfer your contract value into the MML Money Market sub-account. If you do not notify us of your election up to three business days before your benefit period expiration date, we will transfer your contract value into the MML Money Market sub-account.

Important Considerations

At the end of your benefit period, if your contract value participating in the benefit period, is more than the Principal Protection Benefit percentage of your initial amount allocated to the benefit period (adjusted for withdrawals), then the Principal Protection Benefit value will not increase your contract value.

Except during the window period, withdrawals of contract value participating in the benefit period may be subject to a market value adjustment, if applicable, and, during an initial benefit period, a contingent deferred sales charge. Additionally, withdrawals will result in an adjustment to the Principal Protection Benefit value unless the withdrawal is effective on the benefit period expiration date. See “Withdrawals” for an explanation of this adjustment.

Contract value allocated to the MML Money Market sub-account is not eligible for the Principal Protection Benefit. Effective on the benefit period expiration date, you may transfer contract value to the MML Money Market sub-account.

We calculate and apply the Principal Protection Benefit on the benefit period expiration date. If you make a full withdrawal, or apply your full contract value to an annuity option, or if there is payment of a death benefit prior to the benefit period expiration date, we will not apply the Principal Protection Benefit to your contract. Your contract value, which may be more or less than your purchase payment, will be used to satisfy these requests.

Since a portion of your purchase payment will be applied to the fixed account, only that portion of the purchase payment applied to the MML Equity Index sub-account will participate in the stock market.

Principal Protection Benefit

Investment Choices

Overview.  When we issue your contract, your investment choices consist of different benefit periods. Before we issue your contract, you must elect a benefit period. Election of a benefit period results in the investment of your purchase payment in the fixed account and the MML Equity Index sub-account. Upon expiration of your benefit period, the MML Money Market sub-account becomes available as an additional investment choice and you may elect to allocate all or a portion of your contract value to the MML Money Market sub-account. No Principal Protection Benefit is provided for contract value allocated to the MML Money Market sub-account.

The Funds

The contract offers the following funds. We may add or delete funds.

Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser	Investment Objective
MML Series Investment Fund
MML Equity Index Fund (Class I)	Adviser: MassMutual Sub-Adviser: Northern Trust Investments, N.A.	Seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate as represented by the S&P 500® Index.[1]
MML Series Investment Fund II
MML Money Market Fund	Adviser: MassMutual Sub-Adviser: Babson Capital Management LLC	Seeks to achieve high current income, the preservation of capital, and liquidity. These objectives are of equal importance. The fund invests in high quality debt instruments that have a remaining maturity not exceeding 397 days.
1	The S&P 500® Index is the Standard & Poor’s Composite Index of 500 stocks, an unmanaged index of common stock prices. The index does not reflect any fees or expenses. Standard & Poor’s is a division of The McGraw-Hill Companies, Inc. “S&P 500®” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the fund. The fund is not sponsored, endorsed, sold, or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the fund.

There is no assurance that the funds will achieve their stated objective. The fund prospectuses contain more detailed information about the funds. Your registered representative will deliver the current fund prospectuses to you when you receive this product prospectus. Each year while you own the contract we will mail you the current fund prospectuses or you may sign-up for e-Documents and receive them electronically (see “Electronic Document Delivery Credit”). You may also contact the Annuity Service Center and request current fund prospectuses at any time. You should read the information contained in the fund prospectuses carefully before investing.

The Separate Account

We established Massachusetts Mutual Variable Annuity Separate Account 4 (the separate account) as a separate account under Massachusetts law on July 9, 1997. The separate account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The separate account holds the assets that underlie the contracts, except those assets allocated to our general account. We keep the separate account assets separate from the assets of our general account and other separate accounts. The separate account is divided into subaccounts, each of which invests exclusively in a single investment choice.

We own the assets of the separate account. We credit gains to, or charge losses against, the separate account, whether or not realized, without regard to the performance of other investment accounts. The separate account’s assets may not be used to pay any of our liabilities other than those arising from the contracts. If the separate account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. The obligations of the separate account are not our generalized obligations and will be satisfied solely by the assets of the separate account.

Investment Choices

The Fixed Account

Purchase payments allocated to the fixed account and transfers to the fixed account become part of our general account which supports insurance and annuity obligations. The general account has not been registered under the Securities Act of 1933 (1933 Act) nor is the general account registered under the Investment Company Act of 1940 (1940 Act) because of exemptive and exclusionary provisions. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. We have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which relate to the fixed account or the general account. Disclosures regarding the fixed account or the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

Currently, when we issue your contract we will allocate a portion of your purchase payment to the fixed account. We determine the percentage allocated to the fixed account based upon the benefit period you elect. While you own the contract, subject to certain restrictions, you may periodically transfer contract value in or out of the fixed account.

Guaranteed Interest Rate.  In most states, we specify a guaranteed interest rate for the contract value allocated to the fixed account during a benefit period. We will tell you what the guaranteed interest rate is for your current benefit period and we will not change the rate during that benefit period. We will periodically set the guaranteed interest rate available for renewal benefit periods. The guaranteed interest rate will not be less than the minimum allowed by state law at the time we issue your contract. We reserve the right to change the minimum guaranteed interest rate for newly issued contracts, subject to applicable state law.

Renewal Guaranteed Interest Rates.  Before the expiration of your current benefit period, we will send you a notice of the renewal guaranteed interest rate for each available benefit period. The renewal guaranteed interest rate will not be less than the minimum allowed by state law at the time we issue your contract.

Declared Interest Rate.  In some states, we do not offer a guaranteed interest rate, instead we offer a declared interest rate. We set this rate periodically and it will never be less than the minimum allowed by state law at the time we issue your contract. We do not guarantee the declared interest rate for the duration of any benefit period. Additionally, we reserve the right to change the minimum guaranteed interest rate for newly issued contracts, subject to applicable state law. Contracts issued with a declared interest rate are never subject to a market value adjustment.

Investment Choices

Contract Value

Your contract value is the sum of your value in the separate account and the fixed account. Your value in the separate account will vary depending on the investment performance of the funds you choose. In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Separate Account Value.  On the day we issue your contract, your separate account value is equal to your purchase payment allocated to the separate account. On any day after we issue your contract, your separate account value is equal to:

•	the previous business day’s separate account value;

•	plus the investment experience of the separate account since the previous business day (see “Accumulation Units” below);

•	plus any amounts transferred into the separate account since the previous business day;

•	minus any amounts transferred out of or withdrawn from the separate account since the previous business day;

•	minus any applicable insurance charges (see “Expenses”);

•	plus any applicable Principal Protection Benefit adjustment since the previous business day;

•	plus the application of any credit as described under “Electronic Document Delivery Credit”;

•	plus the application of any credit based on contract value allocated to the MML Money Market sub-account.

Fixed Account Value.  On the day we issue your contract, your fixed account value is equal to your purchase payment allocated to the fixed account. On any day after we issue your contract, your fixed account value is equal to (a) multiplied by (b), the result reduced by (c), and increased by (d), where:

(a)	is the previous business day’s fixed account value; and

(b)	is the sum of one (1) plus the daily interest rate equivalent of the guaranteed interest rate (or declared interest rate, if applicable);

(c)	is any fixed account value reduction made since the last business day due to a transfer, withdrawal or if you applied any contract value to an annuity option; and

(d)	is any transfer to the fixed account.

Accumulation Units.  Your value in the separate account will vary depending on the investment experience of the separate account. That investment experience reflects the performance of the funds to which your contract value is allocated. In order to reflect that investment performance in your separate account value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

Every day we determine the value of an accumulation unit for each of the separate account sub-accounts. Each sub-account invests in a different underlying fund. Changes in the accumulation unit value reflect the investment performance of the underlying fund as well as deductions for insurance and other charges. The value of an accumulation unit may go up or down from business day to business day.

When you make a purchase payment, we credit your contract with accumulation units. We determine the number of accumulation units to credit by dividing the amount of the purchase payment allocated to a separate account sub-account by the value of the accumulation unit for that separate account sub-account. When you make a withdrawal, we deduct from your contract the accumulation units representing the withdrawal amount. We calculate the value of an accumulation unit for each separate account sub-account after the New York Stock Exchange closes each business day. Any change in the accumulation unit value will be reflected in your contract value. The Statement of Additional Information contains more information on the calculation of the accumulation unit value.

Contract Value

Transfers

Overview

Subject to the restrictions described in this section, you may make transfers during the accumulation phase and during the income phase. We have the right to terminate, suspend or modify the transfer provisions in this prospectus.

Minimum Transfer Amount.  During the accumulation phase, a transfer must be for a minimum amount of $100 or the full amount of contract value allocated to the investment choice from which you are requesting the transfer.

Transfers during the accumulation phase.  You may transfer contract value periodically during the accumulation phase subject to certain restrictions.

Benefit Period Elected

If you are participating in a benefit period, you may request a transfer of contract value to any of the investment choices during the window period and it will be effective on the benefit period expiration date. If that date is a non-business day, the transfer will be effective on the first business day following the benefit period expiration date.

No Benefit Period Elected

If you do not elect to participate in a benefit period, you must transfer your contract value to the MML Money Market sub-account. Contract value allocated to the MML Money Market sub-account is not eligible for the Principal Protection Benefit. If you want to transfer contract value into the MML Equity Index sub-account or the fixed account, you must first elect a renewal benefit period, as these two investment choices are only available when a benefit period is elected.

Transfers during the income phase.  During the income phase, you may make 12 free transfers per contract year. If you make more than 12 transfers per contract year, we will deduct a transfer fee of $20. You may make one transfer each year from the general account to the sub-accounts. You may not make a transfer into the general account from the sub-accounts.

Transfers between sub-accounts will be made by converting the number of annuity units being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

The amount transferred to the general account from a sub-account will be based on the value of the payments being transferred from that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

Limits on Frequent Trading and Market Timing Activity

This contract and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and

•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all contract owners and beneficiaries under the contract, including long-term contract owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers of contract value among the funds.

Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this contract. We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques

Transfers

to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of funds among the sub-accounts of the separate account, there can be no assurance that we will be able to identify all those who trade frequently or those who employ a market timing strategy, and curtail their trading in every instance. In addition, some of the funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the funds may reflect lower performance and higher expenses across all contracts as a result of undetected abusive trading practices. If we, or the investment adviser to any of the funds available with this contract, determine that a contract owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the contract owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website, or any other type of electronic medium.

Additionally, we may reject any single trade that we determine to be abusive or harmful to the fund. Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any fund transfer request if the investment in the fund is not accepted for any reason. You should read the fund prospectuses for a description of their frequent trading and/or market timing policies.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, the contract value will remain in the investment choice from which the transfer was attempted. We will then allow you to resubmit the rejected transfer by regular mail only. Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from a contract owner or other person authorized to conduct a transfer;

•	limit the number of transfer requests that can be made during a contract year; and

•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all contract owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity. We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all contract owners.

Transfers

Withdrawals

Overview

During the accumulation phase you may make a total or partial withdrawal of your contract withdrawal value on any business day. If you make a total withdrawal, all of your rights and interests in the contract will be terminated.

Income taxes, tax penalties, a contingent deferred sales charge, any applicable market value adjustment deduction and certain restrictions may apply to any withdrawal you request. See “Taxation,” “Expenses – Contingent Deferred Sales Charge,” and “Appendix A – Market Value Adjustment” for details.

Contract Withdrawal Value.  We determine your contract withdrawal value as follows:

a)	your contract value as of the end of the business day when we implement your written request for a withdrawal;

b)	minus any applicable premium taxes not previously deducted;

c)	minus any applicable contingent deferred sales charge;

d)	minus any contract maintenance charge; and

e)	plus or minus any market value adjustment.

We will deduct your withdrawal proportionately from the separate account and the fixed account.

Withdrawal Amounts.  If you make a partial withdrawal you must withdraw at least $100. We reserve the right, upon 30 days advance notice, to increase this amount up to $250. After your partial withdrawal, at least $10,000 must remain in your contract, unless the withdrawal is a required minimum distribution.

Frequency of Withdrawals.  You may make up to twelve partial withdrawals each contract year. We reserve the right to limit that number.

Withdrawal Effective Date.  We will only process your withdrawal request if we receive at our Annuity Service Center our partial surrender or surrender form, fully completed, and, if applicable, a “letter of acceptance.” Unless you request otherwise, your withdrawal request will be effective on your benefit period expiration date. We will pay any withdrawal within seven calendar days after the withdrawal effective date.

Charges and Adjustments for Withdrawals

Benefit Period Elected

Withdrawals outside of a window period.  While you are participating in a benefit period, if you make a withdrawal outside of the window period, your withdrawal will be subject to a contingent deferred sales charge (only during the initial benefit period) and any applicable market value adjustment. Your Principal Protection Benefit will also be adjusted.

Withdrawals during the window period.  While you are participating in a benefit period, if you make a withdrawal during the window period, your withdrawal will not be subject to a contingent deferred sales charge or any applicable market value adjustment. Your Principal Protection Benefit will be adjusted unless your withdrawal is effective on the benefit period expiration date.

No Benefit Period Elected

If you make a withdrawal while your entire contract value is invested in the MML Money Market sub-account, your withdrawal will not be subject to a contingent deferred sales charge or any applicable market value adjustment.

Principal Protection Benefit Adjustments

Your Principal Protection Benefit will be reduced by the same ratio of any partial withdrawal you make prior to the end of your benefit period. For example, assume your full contract value is participating in the benefit period and assume $100,000 is the principal amount that is protected. Your current contract value is $120,000 and you withdraw 10% ($12,000), leaving a contract value of $108,000. Your $100,000 Principal Protection Benefit is reduced by the same ratio, 10% ($10,000) to $90,000.

If you make a full withdrawal on any day prior to the end of your benefit period, the Principal Protection Benefit will not be applied to your contract. You will receive the contract withdrawal value described above under “Withdrawals –Contract Withdrawal Value”. This amount may be more or less than your original purchase payment.

Withdrawals

Expenses

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

Insurance Charges

Each business day we deduct our insurance charges from the assets of the separate account. We do this as part of our calculation of the value of the accumulation units and the annuity units. There are two types of insurance charges: (1) the mortality and expense risk charge and (2) the administrative charge.

Mortality and Expense Risk Charge.  This charge varies based on which benefit period you elect. The charge is currently equal, on an annual basis, to the following percentages of the daily value of the assets invested in the MML Equity Index sub-account, after fund expenses are deducted:

Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period *
1.55%	1.45%	1.20%	1.20%

We may increase this charge, but it will never exceed the following:

Five Year Benefit Period	Seven Year Benefit Period	Ten Year Benefit Period	No Election of a Benefit Period *
3.20%	3.10%	2.85%	2.85%

* This charge is only applicable if all of your contract value is allocated to the MML Money Market sub-account because you are not participating in a benefit period. No Principal Protection Benefit is provided in this case.

This charge is for:

•	the mortality risk associated with the insurance benefits provided, including our obligation to make annuity payments after the annuity date regardless of how long all annuitants live, the death benefits, and the guarantee of rates used to determine your annuity payments during the income phase; and

•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the contract including our provision of the Principal Protection Benefit and special withdrawal features.

If the current mortality and expense risk charge is not sufficient to cover the mortality and expense risk, we will bear the loss. If this is the case, we may raise the mortality and expense risk charge in order to restore profitability. In no case will we raise the charge above the guaranteed amount. If the amount of the charge is more than sufficient to cover the mortality and expense risk, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the contract.

If you have a portion or all of your contract value allocated to the MML Money Market sub-account for a duration of an entire contract year, we will apply a credit to your contract. Currently, the credit is equal to 0.35%, on an annual basis, of the assets invested in the MML Money Market sub-account as of the last business day of the contract year. This credit will never be less than 0.10%, on an annual basis, of the average daily value of the assets invested in the MML Money Market sub-account. If a credit is due, on the last day of your contract year we will increase your contract value in the MML Money Market sub-account by the amount of the credit. If the last day is a non-business day, we will increase your contract value on the first business day following the end of your contract year.

We pay this credit amount out of the revenues we receive for selling the contracts that are eligible for the credit. We provide this credit amount in lieu of reducing expenses directly.

Administrative Charge.  This charge is equal to 0.15%, on an annual basis, of the average daily value of the assets invested in each fund, after fund expenses are deducted. We assess this charge, together with the annual contract maintenance charge, to reimburse us for all the expenses associated with the administration of the contract and the separate account.

Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. We can increase this charge, but the charge will never exceed 0.25%.

Expenses

Annual Contract Maintenance Charge

At the end of each contract year, we deduct $40 from your contract value in the separate account as an annual contract maintenance charge. The actual amount we deduct may vary by state. We may increase this charge, but it will not exceed $60. Subject to state regulations, we will deduct the annual contract maintenance charge proportionately from your contract value invested in the funds. If your contract value is $100,000 or greater on the date we assess this charge, we will waive the charge.

If you make a total withdrawal from your contract we will deduct the full annual contract maintenance charge. If your contract enters the income phase on a date other than its contract anniversary we will deduct a pro rata portion of the charge. During the income phase, we will deduct this charge pro rata from each payment.

Contingent Deferred Sales Charge

We do not deduct a sales charge when we receive your purchase payment. However, we may assess a contingent deferred sales charge on the amount you withdraw that exceeds the free withdrawal amount and the amount you apply to certain annuity options. We use this charge to cover certain expenses relating to the sale of the contract. For partial withdrawals, we deduct the charge proportionately from your contract value in the sub-accounts and the fixed account. The amount of the charge depends on the amount you withdraw or apply to an annuity option and the length of time between when we issued your contract and when you make a withdrawal or apply a portion or all of your contract value to an annuity option.

The Contingent Deferred Sales Charge (CDSC) schedule varies by benefit period and is only applicable for your initial benefit period. The CDSC varies for contracts issued in New York. The charge is assessed as follows:

CDSC Schedule for a Five Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option*	1	2	3	4	5	6 and later
Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	0%

CDSC Schedule for a Seven Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option*	1	2	3	4	5	6	7	8 and later
Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	0%

CDSC Schedule for a Ten Year Benefit Period
Contract year when withdrawal is made or when contract value is applied to an annuity option*	1	2	3	4	5	6	7	8	9	10 and later
Percentage of amount withdrawn or applied to an annuity option	8%	8%	7%	6%	5%	4%	3%	2%	1%	0%

*	See “Contingent Deferred Sales Charge—Contingent Deferred Sales Charge Waivers,” for detail regarding waivers of this charge.

Expenses

Contingent Deferred Sales Charge Waivers.  In addition to the free withdrawals described later in this section, we will not impose a contingent deferred sales charge under the following circumstances:

•	Upon payment of the death benefit.

•	Upon payment of a minimum required distribution, attributable to this contract, that exceeds the free withdrawal amount.

•	When you apply all or part of your contract value to an annuity option (unless you elect a period certain only annuity option and the period certain is fewer than 10 years and the charge is permitted by state law).

•	If contract value has been applied to an annuity option providing guaranteed payments and upon the annuitant’s death there are remaining guaranteed payments withdrawn by the beneficiary.

•	If you redeem “excess contributions” from a plan qualifying for special income tax treatment. These types of plans are referred to as Qualified Plans, including Individual Retirement Annuities. We look to the Internal Revenue Code for the definition and description of excess contributions.

•	When the contract is exchanged for another variable annuity contract issued by us or one of our affiliated insurance companies, of the type and class which we determine is eligible for such an exchange. A contingent deferred sales charge may apply to the contract received in the exchange. A reduced contingent deferred sales charge schedule may apply under this contract if another variable annuity contract issued by us or one of our affiliated insurance companies is exchanged for this contract. Exchange programs may not be available in all states. We have the right to modify, suspend or terminate any exchange program any time without prior notification. If you want more information about our current exchange programs, contact your registered representative or our Annuity Service Center.

•	Subject to state availability, we are currently waiving the contingent deferred sales charge in accordance with the nursing home withdrawal benefit, the home healthcare withdrawal benefit or the terminal illness withdrawal benefit.

•	If you are 59 1/2 or older, and you apply your entire contract value:

—	to purchase a single premium immediate life annuity issued by us or one of our affiliates; or

—	to purchase a single premium immediate annuity certain, with payments guaranteed for 10 years or more, issued by us or one of our affiliates.

Free Withdrawals.  During your first contract year, you may withdraw up to 10% of your purchase payment reduced by any free withdrawal amount(s) previously taken during such contract year without being subject to a contingent deferred sales charge. Beginning in your second contract year, you may withdraw up to 10% of your contract value determined as of the last business day of the previous contract year, reduced by any free withdrawal amount(s) previously taken during the current contract year.

Home Health Care – Withdrawal Benefit.  Upon written request, you (or one of the joint contract owners), may elect a Home Health Care – Withdrawal Benefit during the accumulation phase. No contingent deferred sales charge will be deducted and no negative market value adjustment, if applicable, will be assessed for any withdrawal made, subject to all of the following conditions:

1.	More than one contract year has elapsed since the issue date of your contract.

2.	You must not have been using home health care within two years prior to the issue date of your contract.

3.	You must have been under home health care supervision for at least 90 consecutive days, and continue to be under such supervision.

4.	The care must be prescribed by a state licensed medical practitioner performing within the scope of his/her license and be medically necessary. The state licensed medical practitioner must not be you, or your parent, spouse or child.

We will require documentation that the care is prescribed as described above. This documentation will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license.

5.	You must be unable to perform 2 of the 6 following Activities of Daily Living (ADLs):

•	Bathing: washing oneself by sponge bath; or in either tub or shower, including the task of getting into or out of the tub or shower.

Expenses

•	Continence: the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

•	Dressing: putting on and taking off all items of clothing and any necessary braces, fasteners, or artificial limbs.

•	Eating: feeding oneself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.

•	Toileting: getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

•	Transferring: moving into or out of a bed, chair, or wheelchair.

We will require medical documentation that you are unable to perform 2 of the 6 ADLs as described above. This documentation will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license. The state licensed medical practitioner must not be you, or your parent, spouse or child.

6.	Upon termination of home health care, a new 90-day home health care requirement, as described in 3 above, is established in order to obtain the Home Health Care – Withdrawal Benefit. You must have been under home health care supervision for at least 90 consecutive days following prior termination of home health care, and continue to be under such supervision.

7.	Any partial withdrawal request made in accordance with this benefit is subject to the minimum partial withdrawal amount and the minimum required contract value after a partial withdrawal amount. See “Withdrawals – Withdrawal Amounts.”

8.	For purposes of determining eligibility for this benefit, if your contract is owned by a non-natural person, then “you” shall mean the annuitant.

The coverage provided by this benefit is not intended or designed to eliminate any need for a long-term care policy or a nursing home insurance policy.

Nursing Home –  Withdrawal Benefit.  Upon written request, you (or one of the joint contract owners) may elect a Nursing Home – Withdrawal Benefit during the accumulation phase. No contingent deferred sales charge will be deducted and no negative market value adjustment, if applicable, will be assessed for any withdrawal made, after your admission to a licensed nursing care facility, subject to all of the following conditions:

1.	More than one contract year has elapsed since we issued your contract.

2.	You were not confined in a licensed nursing care facility within two years prior to the issue date of your contract. A licensed nursing care facility is an institution licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care or custodial nursing care.

3.	Each withdrawal request is made while you are presently confined in that facility for a consecutive period of not less than 90 days.

4.	The confinement must be prescribed by a state licensed medical practitioner performing within the scope of his/her license and be medically necessary. The state licensed medical practitioner must not be you, or your parent, spouse or child.

5.	Each withdrawal is accompanied by medical documentation satisfactory to us that you still reside in the licensed nursing care facility.

6.	Upon termination of confinement in a Licensed Nursing Care Facility, a new 90-day requirement, as described in 3 above, is established in order to obtain the Nursing Home – Withdrawal Benefit. The Contract Owner must have been under Nursing Home Care confinement for at least 90 consecutive days following prior termination of Nursing Home Care, and continue to be under such confinement.

7.	Any partial withdrawal request made in accordance with this benefit is subject to the minimum partial withdrawal amount and the minimum required contract value after a partial withdrawal amount. See “Withdrawals – Withdrawal Amounts.”

8.	For purposes of determining eligibility for this benefit, if your contract is owned by a non-natural person, then “you” shall mean annuitant.

Expenses

The coverage provided by this benefit is not intended or designed to eliminate any need for a long-term care policy or a nursing home insurance policy.

Terminal Illness – Withdrawal Benefit.  Upon written request, you (or one of the joint contract owners) may elect a Terminal Illness –  Withdrawal Benefit during the accumulation phase. No contingent deferred sales charge will be deducted and no negative market value adjustment, if applicable, will be assessed for any withdrawal of contract value made after you have been diagnosed with a terminal illness, subject to all of the following conditions:

1.	This benefit is only applicable if you were first diagnosed with a terminal illness after more than one contract year has elapsed since we issued your contract.

2.	We will require medical documentation that you are terminally ill and not expected to live more than 12 months. This documentation will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license. The state licensed medical practitioner must not be you, or your parent, spouse or child.

3.	Any partial withdrawal request made in accordance with this benefit is subject to the minimum partial withdrawal amount and the minimum required contract value after a partial withdrawal amount. See “Withdrawals – Withdrawal Amounts.”

4.	For purposes of determining eligibility for this benefit, if your contract is owned by a non-natural person, then “you” shall mean Annuitant.

Premium and Other Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from your contract value for them. Some of these taxes are due when your contract is issued, others are due when annuity payments begin. Currently we do not charge you for these taxes until you begin receiving annuity payments or you make a total withdrawal. We may discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

We will deduct from the contract any income taxes which we incur because of the operation of the separate account. At the present time, we are not making any such deductions. We will deduct any withholding taxes required by law.

Transfer Fee

Currently, we restrict the number of transfers you can make per contract year and we do not charge you for any of those transfers. We reserve the right to deduct a transfer fee of $20 per transfer should you exceed more than 12 transfers per contract year during the income phase. We will deduct any transfer fee from the next annuity payment. We consider all transfers made on one day as one transfer for the purpose of assessing this fee.

Fund Expenses

The separate account purchases shares of the funds at net asset value. The net asset value of each fund reflects investment management fees and other expenses already deducted from the assets of the fund. Please refer to the fund prospectuses for more information regarding these expenses.

The Income Phase

Overview.  If you want to receive regular income from your annuity, you can elect to apply all or part of your contract value so that you can receive fixed and/or variable annuity payments under one of the annuity options described in this section. If you do not choose an annuity option at least thirty days before your annuity date, we will assume that you elected life income with 10 years of payments guaranteed. Unless you specify otherwise, we 1) will apply amounts in the separate account to provide variable payments and the amount in the fixed account to provide fixed payments; 2) schedule monthly annuity payments; and 3) assume the payee is the annuitant. We may base annuity payments on the age and sex of the annuitant under all options except Annuity Option 6. We may require proof of age and sex before annuity payments begin. If the amount to

Expenses/The Income Phase

be applied to an annuity option is less than $2,000 on the annuity date, we reserve the right to pay you a lump sum rather than a series of annuity payments. If any annuity payment is less than $100 ($20 for contracts issued in New York), we reserve the right to change the payment basis to equivalent less frequent payments.

Applying Part of Your Contract Value to an Annuity Option.  If you elect to apply part of your contract value to an annuity option, we will treat the amount applied as a withdrawal, except for tax purposes. You must specify the portion of your contract value to be applied to an annuity option, and if it is not the full contract value, the amount must be at least $10,000. We currently do not restrict the number of times in a contract year that you can elect to apply part of your contract value to an annuity option. However, we reserve the right to limit the number of times that you can elect to apply part of your contract value to an annuity option to once a contract year.

Prior to applying a portion of your contract value to an annuity option, you should consult a tax adviser and discuss the tax implications associated with such a transaction. While we will tax report the payments you receive through this transaction as annuity payments, there is uncertainty as to how the Internal Revenue Service would treat this transaction and the resulting annuity payments. Adverse tax consequences could apply.

Annuity Payment Start Date.  You can choose the month and year in which annuity payments begin. We call that date the annuity date. This date must be at least 13 months after you purchase your contract and it must be a date on or before the 28th day of the month. You choose your annuity date when you purchase your contract. You can change it at any time before the annuity date provided you give us written notice within 30 days prior to the current annuity date. Annuity payments must begin by the earlier of:

(1)	The 100th birthday of the annuitant or oldest joint annuitant;

(2)	Your 100th birthday if you are not the annuitant or the 100th birthday of the oldest joint owner; or

(3)	The latest date permitted under state law.

As of the latest permitted annuity date, you must either apply your full contract value to an annuity option or make a full withdrawal.

Required Minimum Distributions for Tax-Qualified Contracts.  In order to avoid adverse tax consequences, you should begin to take distributions from your contract no later than the beginning date required by the Internal Revenue Service. These distributions can be withdrawals or annuity payments. The distributions should be at least equal to the minimum amount required by the Internal Revenue Service or paid through an annuity option that complies with the required minimum distribution rules of Internal Revenue Code Section 401(a)(9). If your contract is an individual retirement annuity, the required beginning date should be no later than April 1 of the year after you reach age 70 1/2. For qualified plans, that date is no later than April 1 of the year following the later of: the year you reach age 70 1/2 or the year in which you retire. The option of deferring to retirement is not available if you are a 5% or greater owner of the employer sponsoring your qualified plan.

Investment Options and Annuity Payments.  At the annuity date, you may elect the general account to receive fixed annuity payments and/or the currently available sub-accounts if you want to receive variable annuity payments. If you do not tell us otherwise, we will base your annuity payments on the investment allocations that are in place on the annuity date. Therefore, any amounts in the sub-accounts will be applied to a variable payout and any amounts in the fixed account will be applied to a fixed payout.

Fixed Annuity Payments.  If you choose fixed payments, the payment amount will not vary. The payment amount will depend upon the following:

•	the value of your contract on the annuity date;

•	the annuity option you elect;

•	the age and sex of the annuitant or joint annuitants, if applicable;

•	the deduction of a contingent deferred sales charge (may be deducted under Annuity Option 6 only);

•	the deduction of the annual contract maintenance charge, if applicable; and

•	the deduction of premium taxes, if applicable.

•	if the single premium immediate annuity rates offered by MassMutual on the annuity date are more favorable than the minimum guaranteed rates listed in your contract, those rates will be used.

The Income Phase

Variable Annuity Payments.  If you choose variable payments, the payment amount will vary with the investment performance of the funds. The first payment amount will depend upon the following:

•	the value of your contract on the annuity date;

•	the annuity option you elect;

•	the age and sex of the annuitant or joint annuitants, if applicable;

•	an assumed investment rate (AIR) of 4% per year;

•	the deduction of a contingent deferred sales charge (may be deducted under Annuity Option 6 only);

•	the deduction of the annual contract maintenance charge, if applicable; and

•	the deduction of premium taxes, if applicable.

Future variable payments will depend on the performance of the funds you selected. If the actual performance on an annualized basis exceeds the 4% assumed investment rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual rate is less than 4% annualized plus the amount of the deductions, your annuity payments will decrease.

Annuity Unit Values.  In order to keep track of the value of your variable annuity payment, we use a unit of measure called an annuity unit. We calculate the number of your annuity units at the beginning of the income phase. During the income phase, the number of annuity units will not change. However, the value of your annuity units will change to reflect the investment performance of the funds you selected. The insurance charge applied as part of the calculation of the annuity unit value will be the insurance charge assessed at the time you apply all or part of your contract value to an annuity option. The Statement of Additional Information contains more information on how annuity payments and annuity unit values are calculated.

Limitation on Payment Options.  If you purchased the contract as a tax-qualified contract, the Internal Revenue Code may impose restrictions on the types of payment options that you may elect.

Withdrawal Option/Switch Annuity Option.  If, after you begin receiving payments, you would like to receive all or part of the commuted value of the remaining guaranteed payments under this annuity option at any time, you may elect to receive it in a lump sum or have it applied to another annuity option. If you so elect, your future payments will be adjusted accordingly.

Contingent Deferred Sales Charge.  In most states, we will deduct a contingent deferred sales charge if you apply all or a part of your contract value to a period certain only annuity option and the period certain is fewer than 10 years. If it is permitted in your state, but we do not deduct a contingent deferred sales charge at that time, we will deduct a contingent deferred sales charge if you subsequently request a commuted lump-sum payment to yourself or a commuted value to apply to another annuity option.

Annuity Payments After Death.  When the annuitant dies, if there are remaining guaranteed payments, the beneficiary may elect a lump sum payment equal to the commuted value of the remaining guaranteed annuity payments. We will not deduct a contingent deferred sales charge.

Annuity Options.  The available annuity options are listed below. We may consent to other plans of payment in addition to those listed. After annuity payments begin, you cannot change the annuity option, the frequency of annuity payments, or make withdrawals, except as described under period certain annuity options.

Annuity Option 1 – Life Income

Periodic payments will be made as long as the annuitant lives.

Annuity Option 2 – Life Income with Period Certain

Periodic payments will be made for a guaranteed period, or as long as the annuitant lives, whichever is longer. The guaranteed period may be five, ten or twenty years. One year after the first annuity payment has commenced, you may request in writing that we commute a portion of the present value of the remaining guaranteed annuity payments and pay the amount in a lump sum. We may assess any applicable contingent deferred sales charge from the resulting commuted value prior to payment of the lump sum. The remaining period certain annuity payment after a partial commutation must be at least $100.

The Income Phase

Annuity Option 3 – Joint and Last Survivor Annuity

Periodic payments will be made during the joint lifetime of two annuitants continuing in the same amount during the lifetime of the surviving annuitant.

Annuity Option 4 – Joint and  2/3 Survivor Annuity

Periodic payments will be made during the joint lifetime of two annuitants. Payments will continue during the lifetime of the surviving annuitant and will be computed on the basis of two-thirds of the annuity payment (or units) in effect during the joint lifetime.

Annuity Option 5 – Joint and Last Survivor Annuity with Period Certain

Periodic payments will be made for a guaranteed period, or during the joint lifetime of two annuitants continuing in the same amount during the lifetime of the surviving annuitant, whichever is longer. The guaranteed period may be five, ten or twenty years. One year after the first annuity payment has commenced, you may request in writing that we commute a portion of the present value of the remaining guaranteed annuity payments and pay the amount in a lump sum. We may assess any applicable contingent deferred sales charge from the resulting commuted value prior to payment of the lump sum. The remaining period certain annuity payment after a partial commutation must be at least $100.

Annuity Option 6 – Period Certain Annuity

Periodic payments will be made for a specified period. The specified period must be at least five years and cannot be more than thirty years. One year after the first annuity payment has commenced under this option, you may elect to have all or a portion of the present value of the remaining payments commuted and paid as an annuity option purchased at the date of such election or in a lump sum. We may assess any applicable contingent deferred sales charge from the resulting commuted value prior to payment of the lump sum. The remaining period certain annuity payment after a partial commutation must be at least $100.

Death Benefit

Death of Owner During the Accumulation Phase.  Upon the death of the owner or the last surviving joint owner during the accumulation phase, the death benefit will be paid to the beneficiary designated by the owner. Upon the death of a joint owner, the surviving joint owner, if any, will be treated as the primary beneficiary and we will treat as a contingent beneficiary any other beneficiary designation on record at the time of death. If the contract is owned by a non-natural person, then owner shall mean annuitant.

Death of an Annuitant During the Accumulation Phase.  During the accumulation phase, upon the death of the annuitant, who is not an owner, the owner may designate a new annuitant, subject to our underwriting rules then in effect. If no designation is made within 30 days of the death of the annuitant, the owner will become the annuitant. If the owner is a non-natural person, the death of the annuitant will be treated as the death of the owner and a new annuitant may not be designated.

Death Benefit Amount During the Accumulation Phase.  No contingent deferred sales charge will be deducted and no market value adjustment will be assessed on any death benefit. We calculate and apply the Principal Protection Benefit value on the benefit period expiration date. If there is payment of a death benefit prior to that date, we will not calculate a Principal Protection Benefit value or apply such value to your contract value.

Prior to the owner attaining age 80, the death benefit during the accumulation phase will be the greater of:

1.	The contract value; or

2.	The purchase payment, reduced by an adjustment for each withdrawal. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the contract value withdrawn;

B = the contract value immediately prior to the withdrawal; and

The Income Phase/Death Benefit

C = the most recently adjusted purchase payment.

After the owner attains age 80, the death benefit during the accumulation phase will be equal to the contract value determined at the end of the business day during which we receive both due proof of death and an election of the payment method at our Annuity Service Center. If there is a downward movement in the stock market that causes your contract value to decline, it is possible that the death benefit after age 80 will be less than your total purchase payments adjusted for withdrawals.

The death benefit that is payable is determined as of the end of the business day during which we receive both due proof of death and an election of the payment method at our Annuity Service Center. If joint owners are named, the age of the oldest joint owner will be used to determine the death benefit.

Death Benefit Payout Options During the Accumulation Phase.  A beneficiary must elect the death benefit to be paid under one of the following options in the event of the death of the owner during the accumulation phase. In addition to the options below, a surviving spouse who is the sole primary beneficiary may elect to continue the contract at the then current death benefit amount in his or her own name and exercise all rights under the contract. The right to continue the contract by a surviving spouse can only be exercised once while the contract is in effect. If no election is made within 60 days of receipt of due proof of death, the surviving spouse will be considered to have continued the contract in his or her own name.

Option 1 – lump sum payment of the death benefit; or

Option 2 – payment of the entire death benefit within five years of the date of the death of the owner; or

Option 3 – payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within one year of the date of death of the owner or any joint owner.

Any portion of the death benefit not applied under Option 3 within one year of the date of the owner’s death must be distributed within five years of the date of death.

A beneficiary’s right to elect a death benefit payout option may have been restricted by the owner. If so, such rights or options will not be available to the beneficiary.

If a lump sum payment is requested, the amount will be paid within seven (7) calendar days of receipt of due proof of death and the election of the payment method.

Payment to the beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date we receive due proof of death.

Death of Owner During the Income Phase.  If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at such owner’s death. Upon the death of the last surviving owner during the income phase, the beneficiary becomes the owner.

Death of Annuitant During the Income Phase.  Upon the death of the annuitant on or after the annuity date, the death benefit, if any, will be as specified in the annuity option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the time of the annuitant’s death.

Payment of Death Benefit.  We will require due proof of death before any death benefit is paid. Due proof of death will be:

1.	a certified death certificate; or

2.	a certified decree of a court of competent jurisdiction as to the finding of death; or

3.	any other proof satisfactory to us.

All death benefits will be paid in accordance with applicable laws or regulations governing death benefit payments.

Beneficiary Designation.  The beneficiary designation in effect on the issue date will remain in effect until changed. Unless the owner provides otherwise, the death benefit will be paid in equal shares to the survivor(s) as follows:

1.	to the primary beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

2.	to the contingent beneficiary(ies) who survive the owner’s and/or the annuitant’s death, as applicable; or if there are none

3.	to you, if a non-natural owner, or the estate of the owner.

Death Benefit

In the event we do not have your beneficiary designation on record at the time of death, the beneficiary will be your estate.

Beneficiaries may be named irrevocably. A change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the owner retains all other contractual rights.

Change of Beneficiary.  Subject to the rights of any irrevocable beneficiary(ies), the owner may change the beneficiary(ies). Any change must be made by written request. The change will take effect as of the date the request is signed. We will not be liable for any payment made or action taken before we record the change.

Electronic Document Delivery Credit

In most states, for any contract year prior to 2011, we will provide an annual $24 credit to your contract on your contract anniversary if you are participating in our e-DocumentsSM Program as of your contract anniversary. Participation in our e-DocumentsSM Program will provide you with documents related to your contract in an electronic format rather than paper format. Examples of these documents include the prospectus, prospectus supplements, and annual and semiannual reports of the underlying funds. We will pay the electronic document delivery credit from the expense savings that result from the delivery of documents related to the contract in electronic format rather than paper format. We will apply this credit on your contract anniversary proportionally to the sub-accounts that you are invested in on that date. The electronic document delivery credit may be subject to the assessment of a contingent deferred sales charge upon withdrawal or if you elect to receive an annuity payment. We reserve the right to continue, modify or terminate this credit feature at any time after 2010.

Taxation

NOTE:  We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Taxation of the Company.  MassMutual is taxed as a life insurance company under the Internal Revenue Code (Code). For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Annuities In General.  Annuity contracts are a means of both setting aside money for future needs – usually retirement - and for providing a mechanism to administer the payout of those funds. Congress recognized how important providing for retirement was and created special rules in the Code for annuities. Simply stated, these rules provide that you will generally not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

Diversification.  Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department, adequately diversified. Disqualification of the contract as an annuity contract would result in a loss of tax deferral, meaning the imposition of federal income tax to the owner with respect to earnings under the contract prior to the receipt of payments under the contract. MassMutual intends that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

Investor Control of Assets.  For variable annuity contracts, tax deferral also depends on the insurance company, and not you, having control of the assets held in the separate accounts. You can transfer among the sub-accounts of the separate

Death Benefit/Electronic Document Delivery Credit/Taxation

account to another but cannot direct the investments each underlying fund makes. If you have too much “investor control” of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn. The Internal Revenue Service (IRS) has provided some recent guidance on investor control by issuing Revenue Rulings 2003-91 and 2003-92, but some issues remain unclear. One unanswered question is whether a contract owner will be deemed to own the assets in the contract if the variable contract offers too large a choice of funds in which to invest, and if so, what that number might be. We do not know if the IRS will issue any further guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

Section 1035 Tax Free Exchanges.  Section 1035 of the Code provides that a life insurance, endowment, or annuity contract may be exchanged for an annuity contract on a tax-free basis. When this type of exchange occurs, the gain in the original contract is preserved in the new contract by transferring the cost basis under the original contract to the new contract. The IRS has provided guidance that the partial exchange of an annuity contract for another annuity contract will be tax-free. However, the IRS has reserved the right to review these transactions when distributions take place from either contract within two years after the exchange. In the event that the transaction is determined to be abusive, the IRS may treat the contracts as one contract for purposes of determining gain. You should consult your own tax adviser before entering into any section 1035 exchange.

Non-Qualified Contracts.  If you purchase the annuity contract as an individual and not under any tax-qualified retirement plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

Qualified Contracts.  If you purchase the contract under a tax-qualified retirement plan, specially sponsored program, or an individual retirement annuity (IRA), your contract is referred to as a qualified contract. Examples of tax-qualified plans include tax-sheltered annuities, individual retirement annuities (IRAs), Roth IRAs, and corporate pension and profit sharing plans which include 401(k) plans and H.R. 10 plans. Qualified plans are subject to various limitations on eligibility, contributions, transferability and distributions based on the type of plan. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Taxation of Non-Qualified Contracts.  You, as the owner of a non-qualified annuity, will generally not be taxed on any increases in the value of your contract until a distribution occurs. There are different rules as to how you are taxed depending on whether the distribution is a withdrawal or an annuity payment.

The Code generally treats any withdrawal (1) allocable to purchase payments made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and (2) from an annuity contract entered into after August 13, 1982, as first coming from earnings and then from your purchase payments. The withdrawn earnings are subject to tax as ordinary income.

Annuity payments occur as the result of the contract reaching its annuity starting date. A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. The annuity payment is divided between these taxable and non-taxable portions based on the calculation of an exclusion amount. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Annuity payments received after you have recovered all of your purchase payments are fully taxable.

The Code also provides that any amount received (both annuity payments and withdrawals) under an annuity contract which is included in income may be subject to a tax penalty. The amount of the

Taxation

penalty is an additional tax equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)	paid on or after you reach age 59 1/2;

(2)	paid to your beneficiary after you die;

(3)	paid if you become totally disabled (as that term is defined in the Code);

(4)	paid in a series of substantially equal periodic payments made annually (or more frequently) for your life or life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;

(5)	paid under an immediate annuity; or

(6)	which come from purchase payments made before August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser for more specific information.

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. This rule does not apply to immediate annuities.

Annuity contracts issued after April 22, 1987 that are transferred for less than full and adequate consideration (including gifts) are subject to tax to the extent of gain in the contract. This does not apply to transfers between spouses or certain transfers incident to a divorce under Section 1041 of the Code.

Taxation of Qualified Contracts.  If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for all or some of your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be available for certain distributions from a qualified plan.

Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from tax-qualified retirement plans, including contracts issued and qualified under Code sections 401 (Pension and Profit sharing Plans), 403 (Tax-Sheltered Annuities), 408 (IRAs), and 408A (Roth IRAs). Exceptions from the penalty tax are as follows:

1.	distributions made on or after you reach age 59 1/2;

2.	distributions made after your death;

3.	distributions made that are attributable to the employee being disabled as defined in Code;

4.	after severance from employment, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from IRAs, a severance of employment is not required);

5.	distributions made after severance from employment if you have reached age 55 (not applicable to distributions from IRAs);

6.	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;

7.	distributions made on account of an IRS levy made on a tax-qualified retirement plan or IRA;

8.	distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from IRAs);

Taxation

9.	distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days;

10.	distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7)) for the taxable year; and

11.	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Code Section 72(t)(8)).

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. The IRS has indicated that a modification will occur if, after the first valuation date there is (i) any addition to the account balance other than gains or losses, (ii) any nontaxable transfer of a portion of the account balance to another retirement plan, or (iii) a rollover by the taxpayer of the amount received resulting in such amount not being taxable. The rules governing substantially equal periodic payments are complex. You should consult your tax adviser or IRS Revenue Ruling 2002-62 for more specific information.

Required Distributions.  For non-qualified contracts, the Code provides that a contract will not be treated as an annuity for federal tax purposes unless it contains specific distribution provisions to apply upon the contract owner’s death. Generally the rules provide that if the contract owner dies after payments have begun, the remaining interest in the contract will be distributed at least as rapidly as the method in effect at the owner’s death. If the contract owner dies before payments have begun, the remaining interest will be distributed within 5 years or over the life of the designated beneficiary. We will administer the contract in order to comply with these rules.

For qualified contracts, distributions generally must begin no later than April 1st of the calendar year following the later of (a) the year in which you attain age 70 1/2 or (b) the calendar year in which you retire. The date set forth in (b) does not apply to an IRA. Required distributions generally must be over a period not exceeding your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Upon your death, additional distribution requirements are imposed. If your death occurs after your required beginning date, distributions must be made at least as rapidly as under the method in effect at the time of your death. If your death occurs before your required beginning date, the remaining interest must be distributed within 5 years or over the life or life expectancy of the designated beneficiary. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

The Regulations under Code section 401(a)(9) include a provision that could increase the dollar amount of required minimum distributions for individuals who fund their IRA, or tax-qualified retirement plan with an annuity contract. During the accumulation phase of the annuity contract, Treasury Regulations section 1.401(a)(9)-6, Q&A-12 requires that individuals add the actuarial present value of any additional benefits provided under the annuity (such as certain living or death benefits) to the dollar amount credited to the owner or beneficiary under the contract in order to determine the fair market value of the contract. A larger fair market value will result in the calculation of a higher required minimum distribution amount. Please consult a tax adviser to determine how this may impact your specific circumstances.

Income Tax Withholding

The portion of any distribution that is includible in the gross income of the owner is subject to federal income tax withholding. The amount of the withholding depends on the type of distribution. Withholding for periodic payments is at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate (but not lower). Distributions from certain retirement plans, excluding IRAs, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% withholding. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments

Taxation

made at least annually for the life or life expectancy of the owner or joint and last survivor expectancy of the owner and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions. Owners should consult their own tax counsel or other tax adviser regarding withholding requirements.

Non-Resident Aliens.  Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal tax withholding at a rate of 30% of the amount of income that is distributed. A “nonresident alien” is a person who is neither a US citizen nor resident in the US. Some distributions to nonresident aliens may be subject to a lower (or no) tax if a US income tax treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on a Form W8-BEN, providing us with: (1) proof of residency (in accordance with Internal Revenue Service requirements); and (2) an US individual taxpayer identification number. If the non-resident alien does not meet the above conditions, we will withhold 30% of income from the distribution.

Same-Sex Marriage.  Certain states treat individuals in a same-sex marriage, civil union or domestic partnership as spouses for purposes of state law. However, current federal income tax law only recognizes spouses if they are married individuals of the opposite sex. Consequently, certain transactions such as a change of ownership or continuation of the contract after death, will be reported as taxable if the individuals involved in the transaction are of the same sex, despite their treatment as spouses under state law. A tax adviser should be consulted to determine proper federal and state tax treatment of any of the transactions described above.

Non-Natural Owner.  When a non-qualified contract is owned by a nonnatural person (e.g., a corporation, limited liability company, partnership or certain other entities) the contract will generally not be treated as an annuity for tax purposes. This treatment is not applied to a contract held by a trust or other entity as an agent for a natural person. This treatment also does not apply to a contract that qualifies as an immediate annuity. Before purchasing a contract to be owned by a non-natural person or changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

State Versus Federal Tax.  On June 7, 2001, President Bush signed into law the “Economic Growth and Tax Relief Reconciliation Act of 2001” (EGTRRA). Some of EGTRRA’s provisions include increased contribution limits for tax-qualified retirement plans, catch-up contribution limits for eligible participants and enhanced rollover opportunities. It is important to note that some states do not automatically conform their state income tax codes to reflect changes to the federal income tax code. Consequently, these states will not follow the provisions enacted by EGTRRA until they conform their income tax codes to the federal code. This nonconformity may result in state income tax consequences to participants of qualified retirement arrangements. Accordingly, participants of qualified retirement arrangements are urged to seek the advice of their independent tax counsel to determine whether any adverse state income tax consequences would result from their compliance with EGTRRA’s provisions.

Taxation

Other Information

Distribution

MML Distributors, LLC (“MML Distributors”), a limited liability corporation, is the principal underwriter of the contract. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is a subsidiary of MassMutual. Pursuant to an Underwriting and Servicing Agreement, MML Distributors receives compensation for its activities as underwriter for the contract.

The contract is sold by both registered representatives of MML Investors Services, Inc. (“MMLISI”), a subsidiary of MassMutual, and by registered representatives of other broker-dealers who have entered into distribution agreements with MML Distributors (“broker-dealers”). Commissions are paid to MMLISI and all broker-dealers who sell the contract. Commissions for sales of the contract by MMLISI registered representatives are paid by MassMutual through MMLISI to those registered representatives. Commissions for sales of the contract by registered representatives of other broker-dealers are paid by MassMutual through MML Distributors to those broker-dealers.

Please see “Principal Protection Benefit” for an explanation of how the commission paid for selling this contract varies by benefit period.

Additional Compensation Paid to MMLISI.  Most MMLISI registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at conferences, seminars and recognition trips. Sales of this contract may help these registered representatives and their supervisors qualify for such benefits.

Additional Compensation Paid to Certain Broker-Dealers.  We and MML Distributors make additional commission payments to certain broker-dealers in the form of asset-based payments and sales-based payments. We also make cash payments and non-cash payments to certain broker-dealers. The asset-based and sales- based payments are made to participate in those broker-dealers’ preferred provider programs or marketing support programs, or to otherwise promote this contract. Asset-based payments are based on the value of the assets in the MassMutual contracts sold by that broker-dealer. Sales-based payments are paid on each sale of the contract and each subsequent purchase payment applied to the contract. Cash payments are made to attend sales conferences and educational seminars sponsored by certain broker-dealers. Non-cash payments include various promotional items. The total compensation paid for the sale of this contract, including commissions and cash payments, may range up to 8.0% of purchase payments made to a contract and/or 1.50% of contract value annually. For a list of the broker-dealers to whom we currently pay additional commissions in the form of asset-based or sales-based payments for selling this contract, visit www.massmutual.com/compensation or call the Annuity Service Center at the number shown on page 1 of this prospectus.

The additional compensation arrangements described in the preceding paragraphs are not offered to all broker-dealers and the terms of such arrangements may differ among broker-dealers. Some broker-dealers may receive two or more of these payments. Such payments may give us greater access to the registered representatives of the broker-dealers that receive such compensation or may influence the way that a broker-dealer markets the contract. Any such compensation will be paid by MML Distributors or us out of the assets of either MML Distributors or us and will not result in any additional direct charge to you.

The additional compensation arrangements may provide a registered representative with an incentive to sell this contract over other available variable annuity contracts whose issuers do not provide such compensation or who provide lower levels of such compensation. You may want to take these compensation arrangements into account when evaluating any recommendations regarding this contract. You may contact your broker-dealer or registered representative to find out more information about the compensation they may receive in connection with your purchase of a contract.

Other Information

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus, including the contingent deferred sales charge. We may also use some of the 12b-1 distribution fee payments and other payments that we receive from certain funds to help us make these cash and non-cash payments.

Special Arrangements

For certain group or sponsored arrangements there may be expense savings that could be passed on to the customer because our cost for sales, administration, and mortality generally vary with the size of the customer. We will consider factors such as the size of the group, the nature of the sale, the expected purchase payment volume, and other factors we consider significant in determining whether to reduce charges. Subject to applicable state laws and regulations, we reserve the right to reduce the mortality and expense risk charge, the administrative charge, the annual contract maintenance charge or any other charge that is appropriate to reflect any expense savings. We will make any reductions according to our rules in effect when an application for a contract is approved. We may change these rules from time to time. Any reduction in charges will reflect differences in costs or services, and will not be unfairly discriminatory.

We reserve the right to modify or terminate this arrangement.

Electronic Transmission Of Application Information

Subject to state availability, upon agreement with a limited number of broker-dealers and in certain conditions, we will accept electronic data transmissions of application information. Contact our Annuity Service Center for more information.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. You may be subject to tax consequences if you assign your contract.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract. If you assign your contract, your rights may only be exercised with the consent of the assignee of record.

Voting Rights

We are the legal owner of the fund shares. However, when a fund solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares, for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the accumulation phase of your contract and while the annuitant is living, we determine the number of shares you may vote by dividing your contract value in each fund, if any, by $100. Fractional shares are counted. During the income phase or after the annuitant dies, we determine the number of shares you may vote based on our liability for future variable monthly annuity payments.

Reservation Of Rights

We reserve the right to:

•	substitute another fund for one of the funds you selected and

•	add or eliminate sub-accounts.

Other Information

If we exercise any of these rights, we will receive prior approval from the Securities and Exchange Commission, if necessary. We will also give you notice of our intent to exercise any of these rights.

Suspension Of Payments Or Transfers

We may be required to suspend or postpone payments for withdrawals, death benefit payments, or transfers from the funds for any period when:

•	the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

•	trading on the New York Stock Exchange is restricted;

•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds;

•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

We reserve the right to defer payment for a withdrawal from the fixed account for the period permitted by law but not for more than six months.

Legal Proceedings

We are involved in litigation arising in and out of the normal course of business, including purported class action suits, which seek both compensatory and punitive damages. In addition, we are engaged in litigation related to the termination of our former Chief Executive Officer in June 2005. Further, we, along with several other defendants, have been named in an adversary proceeding in the Enron bankruptcy. While we are not aware of any actions or allegations that should reasonably give rise to a material adverse impact to our financial position or liquidity, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management that the ultimate resolution of these matters will not materially impact our financial position or liquidity. The outcome of a particular proceeding may be material to our operating results for a particular period depending upon, among other factors, the size of the loss or liability and the level of our income for the period.

In 2005, we received final approval of a nationwide class action settlement resolving litigation proceedings involving alleged sales practices claims. The settlement class includes all policyholders, with certain limited exceptions, who have or had an ownership interest in permanent life policies, term life policies or disability income policies issued between January 1, 1983 and December 31, 2003. The settlement agreement resulted in the establishment of a liability of approximately $268 million in 2004. This estimated amount represents the cost to us of the settlement including related expenses. As of December 31, 2005, we have paid $81 million of the original estimated liability of $268 million, resulting in a remaining estimated liability of approximately $187 million.

We are subject to governmental and administrative proceedings and regulatory investigations in the ordinary course of our business. We have cooperated fully with these regulatory agencies with regard to their investigations and have responded to information requests and comments.

These investigations include industry-wide investigations of issues such as (a) late trading and market timing in connection with mutual funds and variable insurance contracts, (b) revenue sharing, and (c) compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products. In connection with these investigations, we have been contacted by various regulatory agencies and state attorneys general including the Securities and Exchange Commission, National Association of Securities Dealers, Commonwealth of Massachusetts Division of Insurance, State of Connecticut Insurance Department, and the Attorneys General of Connecticut, Massachusetts and New York.

We believe that it is reasonable to expect that regulatory inquiries and investigations into the financial services industry will continue for the foreseeable future and may result in new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry as a whole. It is the opinion of management that the ultimate resolution of these matters will not materially impact our financial position or liquidity. The outcome of a particular matter may be material to our operating results for a particular period depending upon, among other factors, the size of the matter and the level of our income for the period.

Other Information

Financial Statements

We have included our company statutory financial statements and those of the separate account in the Statement of Additional Information.

Additional Information

For further information about the contract, you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a form for that purpose.

The Table of Contents of this statement is as follows:

1.	Company
2.	Custodian
3.	Assignment of Contract
4.	Distribution
5.	Purchase of Securities Being Offered
6.	Accumulation Units and Unit Value
7.	Transfers During the Income Phase
8.	Annuity Payments
9.	Federal Tax Matters
10.	Experts
11.	Financial Statements

Other Information

To:	MassMutual Financial Group

Annuity Service Center HUB

P.O. Box 9067

Springfield, MA 01102-9067

Please send me a Statement of Additional Information for MassMutual Equity EdgeSM

Name

Address

City	State	Zip

Telephone

[This page intentionally left blank]

Appendix A – Market Value Adjustment

The market value adjustment is only applicable to the fixed account offered with a guaranteed interest rate. No market value adjustment is applicable to the fixed account offered with a declared interest rate. In most states, the contract will offer the fixed account with a guaranteed interest rate.

When you make a partial or full withdrawal outside of a window period, we may apply a market value adjustment to the portion of your withdrawal taken from the fixed account. A negative market value adjustment will never result in a payment upon withdrawal that is lower than if the guaranteed rate of interest credited had been equal to the minimum guaranteed interest rate allowed in your state of issue. We waive any negative market value adjustment if you have a current election of the nursing home withdrawal benefit, the home healthcare withdrawal benefit or the terminal illness withdrawal benefit.

Market Value Adjustment for Partial Withdrawal:  The market value adjustment for partial withdrawal is equal to:

(a + b) x (c—1)

(c)

where:

(a)	is the partial withdrawal payment immediately prior to a market value adjustment;
(b)	is the contingent deferred sales charge for partial withdrawal; and
(c)	is the market value adjustment factor.

There is no market value adjustment during the window period.

Market Value Adjustment for Total Withdrawal:  The market value adjustment for a total withdrawal is equal to:

(a) x (b—1)

where:

(a)	is the fixed account value on the day we receive your written request for the withdrawal; and ,
(b)	is the market value adjustment factor.

There is no market value adjustment during the window period.

Market Value Adjustment Factor:  If applicable, we will apply the market value adjustment factor when computing a partial or total withdrawal from the fixed account or when the fixed account value is applied to an annuity option. The market value adjustment factor is determined by the following formula:

(n/12)

(1+a)

(n/12)

(1+b)

where:

(a)	is the Initial Index Rate;
(b)	is the Current Index Rate plus 0.25%; and
(n)	is the number of whole months left in the current benefit period.

The market value adjustment factor during a window period = 1

Appendix A

Index Rates:  Index Rates are used to calculate the market value adjustment factor.

Initial Index Rate:  The initial index rate is the interest rate in the treasury constant maturity series determined for the week prior to the week in which the contract issue date or most recent benefit period expiration date falls, for a maturity equal to the length of the current benefit period.

Current Index Rate:  The current index rate is the interest rate in the treasury constant maturity series for a maturity equal to the number of whole months between any day of a benefit period and the next benefit period expiration date. The current index rate is subject to change weekly and will apply to all transactions until the next change is effective.

General Index Rate Provisions:  If the period of time being measured for the contract is not equal to a maturity in the treasury constant maturity series, the initial or current index rate will be determined by straight line interpolation between the treasury index rates of the next highest and next lowest maturities. The one-year treasury constant maturity index rate will be used for any periods equal to less than twelve (12) months.

If the treasury constant maturity series becomes unavailable, we will adopt a comparable constant maturity index or, if such a comparable index also is not available, will itself replicate calculation of the treasury constant maturity series index based on U.S. treasury security coupon rates.

Appendix A

Appendix B – Allocation Examples

When you elect a benefit period, the amount of your purchase payment (or contract value, for a renewal period) allocated between the fixed account and the MML Equity Index sub-account depends on the following variables:

•	The length of the benefit period chosen,

•	the Principal Protection Benefit Percentage,

•	the Separate Account Protection Benefit Percentage, and

•	the fixed account guaranteed interest rate for the benefit period chosen or, if applicable in your state, the declared interest rate, and the minimum guaranteed interest rate.

The Separate Account Protection Benefit Percentage guarantees the level of your contract value in the MML Equity Index subaccount as of the end of the benefit period. For example, if, at the beginning of the benefit period the value in the MML Equity Index subaccount is $100,000 and the Separate Account Protection Benefit Percentage is 70%, then we guarantee that you will have at least $70,000 in the subaccount at the end of the benefit period, assuming that you do not take any withdrawals.

EXAMPLES

Generally, the longer the benefit period, the greater will be the amount allocated to the MML Equity Index subaccount. Let’s look at two examples. In both examples, we’ll assume the following:

•	$100,000 is the purchase payment made.

•	The 7 year benefit period is chosen (n in the formulas below is length of the benefit period).

•	The Principal Protection Benefit Percentage is 100%.

•	The Separate Account Protection Benefit Percentage is 70%.

Example #1

In our first example, we’ll assume that the contract is issued in a state where the guaranteed interest rate is applicable and we’ll assume it is 4%. So the formula to determine the amount of money going into the fixed account is:

Fixed Allocation Percentage	=	Principal Protection Benefit Percentage—Separate Account Protection Benefit Percentage
(1 + Guaranteed Interest Rate)[n] – Separate Account Protection Benefit Percentage

When we determine the percentage, we round it up to the nearest full percentage.

In this case, the result of the formula (rounded up) is 49%, or $49,000 allocated to the fixed account and $51,000 allocated to the MML Equity Index subaccount.

Note that in this example, the Separate Account Protection Benefit Percentage guarantees that no less than 70% of the $51,000 (or $35,700) will be in the MML Equity Index subaccount as of the end of the benefit period, and the Principal Protection Benefit Percentage states that no less than 100% of the $100,000 will be in the contract, as of the end of the benefit period.

Appendix B

Example #2

In our second example, we’ll assume that the contract is issued in one of the few states that uses the Declared Interest Rate formula and we’ll assume the Declared Interest Rate is 4% and the minimum interest rate is 2%. In this case, the formula is slightly different and looks like this:

Fixed Allocation Percentage	=	Principal Protection Benefit Percentage—Separate Account Protection Benefit Percentage
(1 + Declared Interest Rate) x (1 + Minimum Interest Rate)n-1 – Separate Account Protection Benefit Percentage

Again, when we determine the percentage, we round it up to the nearest full percentage.

So, in our second example, the formula (rounded up) gives us 64%, or $64,000 allocated to the fixed account and $36,000 allocated to the MML Equity Index subaccount.

Note that in this example, the Separate Account Protection Benefit Percentage guarantees that no less than 70% of the $36,000 (or $25,200) will be in the MML Equity Index subaccount as of the end of the benefit period, and the Principal Protection Benefit Percentage states that no less than 100% of the $100,000 will be in the contract as of the end of the benefit period.

Appendix B

PART B

INFORMATION REQUIRED IN A

STATEMENT OF ADDITIONAL INFORMATION

MASSMUTUAL EQUITY EDGESM

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

(Depositor)

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

(Registrant)

STATEMENT OF ADDITIONAL INFORMATION

April 28, 2006

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated April 28, 2006, for the individual deferred variable annuity contract which is referred to herein.

For a copy of the prospectus call 1-800-272-2216 (press 2) or write: MassMutual Financial Group, Annuity Service Center HUB, P.O. Box 9067, Springfield, MA 01102-9067.

1

COMPANY

In this Statement of Additional Information, “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (MassMutual). MassMutual is a diversified financial services company providing life insurance, annuities, disability income insurance, long-term care insurance, structured settlements, retirement and other products to individual and institutional customers. MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

CUSTODIAN

The shares of the underlying funds purchased by the sub-accounts are held by MassMutual as custodian of Massachusetts Mutual Variable Annuity Separate Account 4 (the “separate account”).

ASSIGNMENT OF CONTRACT

MassMutual will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and MassMutual receives the original or a true copy thereof at our Annuity Service Center. MassMutual assumes no responsibility for the validity of any assignment.

For qualified contracts, the following exceptions and provisions should be noted:

(1)  No person entitled to receive annuity payments under a contract or part or all of the contract’s value will be permitted to commute, anticipate, encumber, alienate or assign such amounts, except upon the written authority of the owner given during the annuitant’s lifetime and received in good order by MassMutual at its Annuity Service Center. To the extent permitted by law, no contract nor any proceeds or interest payable thereunder will be subject to the annuitant’s or any other person’s debts, contracts or engagements, nor to any levy or attachment for payment thereof;

(2)  If an assignment of a contract is in effect on the maturity date, MassMutual reserves the right to pay to the assignee in one sum the amount of the contract’s maturity value to which the assignee is entitled, and to pay any balance of such value in one sum to the owner, regardless of any payment options which the owner may have elected. Moreover, if an assignment of a contract is in effect at the death of the annuitant prior to the maturity date, MassMutual will pay to the assignee in one sum the death benefit amount which corresponds to the death benefit choice in effect at the time of the annuitant’s death. Any balance of such value will be paid to the beneficiary in one sum or applied under one or more of the payment options elected;

(3)  Contracts used in connection with a tax-qualified retirement plan must be endorsed to provide that they may not be sold, assigned or pledged for any purpose unless they are owned by the trustee of a trust described in Section 401(a); and

(4)  Contracts issued under a plan for an Individual Retirement Annuity pursuant to Section 408 of the Code must be endorsed to provide that they are non-transferable. Such contracts may not be sold, assigned, discounted, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose by the annuitant to any person or party other than MassMutual, except to a former spouse of the annuitant in accordance with the terms of a divorce decree or other written instrument incident to a divorce.

Assignments may be subject to federal income tax.

2

DISTRIBUTION

MML Distributors, LLC (MML Distributors) is the principal underwriter of the contract. MML Distributors is a limited liability corporation. MML Distributors is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. MML Distributors is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company.

Pursuant to the Underwriting and Servicing Agreement, MML Distributors will receive compensation for its activities as underwriter for the Separate Account. Compensation paid to MML Distributors was $2,500 in 2003, $399,150 in 2004, and $412,112, in 2005. Commissions will be paid through MML Distributors to agents and selling brokers for selling the contract.

The offering is on a continuous basis.

PURCHASE OF SECURITIES BEING OFFERED

Interests in the Separate Account are sold to contract owners as accumulation units. Charges associated with such securities are discussed in the Expenses section of the prospectus for the contract. The contract does not offer any special purchase plan or exchange program not discussed in the prospectus. (For a discussion of instances when sales charges will be waived, see the Contingent Deferred Sales Charge section of the prospectus.)

ACCUMULATION UNITS AND UNIT VALUE

Accumulation Units. During the accumulation phase, accumulation units shall be used to account for all amounts allocated to or withdrawn from the sub-account(s) of the separate account as a result of the purchase payment, withdrawals, transfers, or fees and charges. We will determine the number of accumulation units of a sub-account purchased or cancelled once we receive the necessary information to completely process the transaction. This will be done by dividing the amount allocated to (or the amount withdrawn from) the sub-account by the dollar value of one accumulation unit of the sub-account as of the end of the business day during which the request for the transaction is received at our Annuity Service Center.

Accumulation Unit Value. The accumulation unit value for each sub-account was arbitrarily set initially at $10. Subsequent accumulation unit values for each sub-account are determined for each day in which the New York Stock Exchange is open for business (“business day”) by multiplying the accumulation unit value at the end of the preceding business day by the net investment factor for the sub-account at the end of the current business day.

The net investment factor for each sub-account is determined by dividing A by B and subtracting C where:

A is (i) the net asset value per share of the eligible investment or series of an eligible investment held by the sub-account for the current business day; plus

(ii) any dividend per share declared on behalf of such eligible investment or series that has an ex-dividend date within the current business day; less

(iii) the cumulative charge or credit for taxes reserved which we determine is resulting from the operation or maintenance of the sub-account.

B is the net asset value per share of the eligible investment or series of an eligible investment held by the sub-account for the preceding business day.

C is the cumulative unpaid mortality and expense risk charge, and the administrative charge.

The accumulation unit value may increase or decrease from business day to business day.

3

TRANSFERS DURING THE INCOME PHASE

Transfers of annuity reserves between sub-accounts will be made by converting the number of annuity units attributable to the annuity reserves being transferred to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units.

The amount transferred to the general account from a sub-account will be based on the annuity reserves for the participant in that sub-account. Transfers to the general account will be made by converting the annuity units being transferred to purchase fixed annuity payments under the annuity option in effect and based on the age of the annuitant at the time of the transfer.

See the Transfers section in the prospectus for more information about transfers during the income phase.

ANNUITY PAYMENTS

Annuity Units And Payments. The dollar amount of each variable annuity payment depends on the number of annuity units credited to that annuity option, and the value of those units. The number of annuity units is determined as follows:

1.  The number of annuity units credited in each sub-account will be determined by dividing the product of the portion of the contract value to be applied to the sub-account and the annuity purchase rate by the value of one annuity unit in that sub-account on the annuity date. The purchase rates are set forth in the variable annuity rate tables in your contract.

2.  For each sub-account, the amount of each annuity payment equals the product of the number of annuity units and the annuity unit value on the payment determination date (5 days prior to any scheduled annuity payment date). The amount of each payment may vary.

Annuity Unit Value. The value of any annuity unit for each sub-account of the separate account was arbitrarily set initially at $10. The sub-account annuity unit value at the end of any subsequent business day is determined as follows:

1.  The Net Investment Factor for the current business day is multiplied by the value of the Annuity Unit for the sub-account for the preceding business day.

2.  The result in (1) is then divided by an assumed investment factor. The assumed investment factor equals 1.00 plus the assumed investment rate for the number of days since the preceding business day. The assumed investment rate is based on an effective annual rate of 4%.

The value of an annuity unit may increase or decrease from business day to business day.

4

FEDERAL TAX MATTERS

Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into MassMutual’s administrative procedures. Owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified contracts. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee V . Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by MassMutual in connection with qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.  H.R. 10 Plans

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as “H.R. 10” or “Keogh” plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the Plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as Individual

5

Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Section 408(k) permits certain employers to establish IRAs for employees that qualify as Simplified Employee Pensions (SEPs). Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The employee may treat the SEP account as a traditional IRA and make deductible and non-deductible contributions if the general IRA requirements are met. However, the Code places limitations and restrictions on SEPs including: employer eligibility, amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with SEPs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Roth IRA purchase payments are $4,000 for tax years beginning in 2005 through 2007, and $5,000 for tax years beginning in 2008 and thereafter. In addition, eligible participants age 50 or older have an opportunity to make catch-up contributions, subject to limits contained in the Code. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $4,000 annual limitation applies to all of a taxpayer’s 2006 IRA contributions, including Roth IRA and non-Roth IRA, except in the case of those individuals age 50 or over, for which a higher limit applies.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual’s death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.  Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the certificates to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See “Tax Treatment of Withdrawals—Qualified Contracts” below.) Purchasers of contracts for use with Corporate Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

6

EXPERTS

The financial statements of Massachusetts Mutual Variable Annuity Separate Account 4 as of December 31, 2005 and for each period in the two-year period then ended, and the statutory financial statements of Massachusetts Mutual Life Insurance Company as of December 31, 2005 and 2004, and for the years then ended, included in this Statement of Additional Information, have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The KPMG LLP audit report dated March 31, 2006 refers to other auditors whose report on the financial highlights of Massachusetts Mutual Variable Annuity Separate Account 4, for each year in the three-year period ended December 31, 2003, dated February 23, 2005, expressed an unqualified opinion on those statements. The KPMG LLP audit report dated February 24, 2006 includes explanatory language that states that the Company prepared the statutory financial statements using statutory accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report states that the statutory financial statements are not presented fairly in conformity with U.S. generally accepted accounting principles and further states that those statements are presented fairly, in all material respects, in conformity with statutory accounting practices. In addition, the KPMG LLP audit report refers to other auditors whose report on the statutory financial statements of Massachusetts Mutual Life Insurance Company for the year ended December 31, 2003, dated March 5, 2004 (except with respect to the matter discussed in Note 17, as to which the date is March 14, 2005), expressed an unqualified opinion on those statements and included explanatory language that described the use of statutory accounting practices, which practices differ from accounting principles generally accepted in the United States of America, and the adoption, effective January 1, 2003, of Statement of Statutory Accounting Principles No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions”. The principal business address of KPMG LLP is One Financial Plaza, 755 Main Street, Hartford, Connecticut 06103.

7

Report of Independent Registered Public Accounting Firm

The Board of Directors of Massachusetts Mutual Life Insurance Company and Contract Owners of Massachusetts Mutual Variable Annuity Separate Account 4:

We have audited the accompanying statement of assets and liabilities of Massachusetts Mutual Variable Annuity Separate Account 4 (comprised of the sub-accounts listed in Note 2) (collectively, “the Account”) as of December 31, 2005, and the related statements of operations and changes in net assets and the financial highlights for each period in the two-year period ended December 31, 2005. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for each year in the three-year period ended December 31, 2003, were audited by other auditors whose report thereon dated February 23, 2005, expressed an unqualified opinion on these statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the underlying mutual funds or their transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Massachusetts Mutual Variable Annuity Separate Account 4 as of December 31, 2005, and the results of its operations, changes in its net assets, and financial highlights for each period in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Hartford, CT

March 31, 2006

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2005

	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account

ASSETS
Investments
Number of shares	391,794	789,297	615,889	8,116,960	17,860,273	7,639,199	4,747,943	5,286,390	6,865,670	1,051,204	130,703

Identified cost	$5,118,462	$13,698,099	$7,070,790	$52,717,162	$136,180,457	$113,541,031	$162,252,477	$9,567,504	$169,475,639	$31,810,970	$1,900,439

Value	$5,982,699	$16,133,222	$7,815,636	$60,958,369	$146,454,241	$125,817,614	$180,991,603	$10,271,455	$213,041,729	$35,278,405	$2,265,076
Dividends receivable	-	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	-	18,636	-	-	151,638	78,221	33,999	-	207,966	-	-

Total assets	5,982,699	16,151,858	7,815,636	60,958,369	146,605,879	125,895,835	181,025,602	10,271,455	213,249,695	35,278,405	2,265,076

LIABILITIES
Annuitant mortality fluctuation reserve	-	-	120	-	458	6,176	6,736	-	1,143	-	-
Payable to Massachusetts Mutual Life Insurance Company	401	-	369	7,052	-	-	-	6,347	-	3,205	100

Total Liabilities	401	-	489	7,052	458	6,176	6,736	6,347	1,143	3,205	100

NET ASSETS	$5,982,298	$16,151,858	$7,815,147	$60,951,317	$146,605,421	$125,889,659	$181,018,866	$10,265,108	$213,248,552	$35,275,200	$2,264,976

Net Assets:
Accumulation units - value	$5,982,298	$16,151,858	$7,811,206	$60,951,317	$146,587,354	$125,645,910	$180,733,091	$10,265,108	$213,200,684	$35,275,200	$2,264,976
Annuity reserves	-	-	3,941	-	18,067	243,749	285,775	-	47,868	-	-

Net assets	$5,982,298	$16,151,858	$7,815,147	$60,951,317	$146,605,421	$125,889,659	$181,018,866	$10,265,108	$213,248,552	$35,275,200	$2,264,976

Outstanding units
Contract owners	479,067	1,366,824	1,156,994	4,903,563	11,642,386	9,539,271	12,934,513	883,696	14,646,016	3,489,393	286,960

UNIT VALUE
Panorama Premier	$13.37	$11.55	$2.80	$13.43	$15.13	$13.33	$14.23	$9.95	$18.29	$8.12	$7.83
Panorama Passage® (Note 1)
Tier 1	13.30	11.49	2.78	10.47	16.24	13.30	14.20	9.90	13.87	8.29	8.12
Tier 2	13.24	11.44	2.77	10.43	16.17	13.24	14.14	9.85	13.81	8.26	8.08
MassMutual Artistry	11.77	10.08	2.66	9.50	16.60	13.41	14.32	9.65	12.01	6.47	8.02
MassMutual Transitions® (Note 1)
Custom Plan	12.17	12.06	10.10	12.32	12.96	13.49	14.40	12.07	14.72	10.85	-
Package Plan I	12.17	12.06	10.10	12.32	12.96	13.49	14.40	12.07	14.72	10.85	-
Package Plan II	12.02	11.91	9.98	12.17	12.79	13.37	14.27	11.92	14.54	10.72	-
Package Plan III	11.91	11.80	9.89	12.06	12.68	13.28	14.18	11.81	14.41	10.62	-
MassMutual EvolutionSM (Note 1)
Tier 1	10.44	10.65	9.99	10.92	11.10	11.07	10.84	10.76	12.53	10.06	-
Tier 2	10.37	10.57	9.91	10.84	11.02	10.99	10.76	10.68	12.44	9.99	-
Tier 3	10.32	10.52	9.87	10.79	10.96	10.94	10.71	10.63	12.38	9.94	-
Tier 4	10.35	10.55	9.90	10.83	11.00	10.97	10.74	10.67	12.42	9.97	-
Tier 5	10.27	10.47	9.82	10.75	10.92	10.89	10.66	10.59	12.33	9.90	-
Tier 6	10.23	10.43	9.78	10.70	10.87	10.84	10.61	10.54	12.27	9.86	-
MassMutual Transitions SelectSM	11.50	11.82	12.56	11.64	11.51	11.64	11.66	11.28	13.45	11.78	-

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account
		(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)

ASSETS
Investments
Number of shares	5,388,462	513,677	980,007	486,444	653,210	363,805	292,964	533,119	659,050	1,898,588

Identified cost	$81,254,934	$11,365,390	$22,941,758	$12,411,585	$14,106,286	$11,521,218	$7,133,887	$8,787,340	$8,987,720	$27,749,360

Value	$90,472,283	$13,222,048	$26,087,790	$13,464,765	$17,930,620	$10,171,999	$8,132,675	$10,283,861	$10,314,135	$29,996,006
Dividends receivable	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	43,380	-	-	249	-	-	-	-	-	-

Total assets	90,515,663	13,222,048	26,087,790	13,465,014	17,930,620	10,171,999	8,132,675	10,283,861	10,314,135	29,996,006

LIABILITIES
Annuitant mortality fluctuation reserve	373	-	-	-	-	-	-	-	-	-
Payable to Massachusetts Mutual Life Insurance Company	-	396	733	-	59,317	4,008	39,256	516	604	249

Total Liabilities	373	396	733	-	59,317	4,008	39,256	516	604	249

NET ASSETS	$90,515,290	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757

Net Assets:
Accumulation units - value	$90,500,055	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757
Annuity reserves	15,235	-	-	-	-	-	-	-	-	-

Net assets	$90,515,290	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757

Outstanding units
Contract owners	6,204,530	1,237,107	2,186,217	1,215,939	1,322,972	1,157,150	768,737	948,690	899,782	2,842,948

UNIT VALUE
Panorama Premier	$17.29	$10.69	$-	$11.20	$-	$8.86	$-	$9.34	$13.92	$9.64
Panorama Passage® (Note 1)
Tier 1	17.25	10.64	-	11.27	-	8.69	-	9.77	13.89	10.33
Tier 2	17.18	10.59	-	11.22	-	8.66	-	9.73	13.83	10.28
MassMutual Artistry	17.40	10.70	-	8.25	-	6.16	-	8.73	14.00	10.30
MassMutual Transitions® (Note 1)
Custom Plan	17.50	-	11.97	-	13.58	-	10.49	11.85	11.29	11.82
Package Plan I	17.50	-	11.97	-	13.58	-	10.49	11.85	11.29	11.82
Package Plan II	17.34	-	11.82	-	13.41	-	10.36	11.71	11.15	11.67
Package Plan III	17.23	-	11.71	-	13.29	-	10.27	11.60	11.05	11.56
MassMutual EvolutionSM (Note 1)
Tier 1	12.38	-	11.07	-	12.29	-	10.21	11.22	10.23	10.68
Tier 2	12.29	-	10.99	-	12.20	-	10.13	11.14	10.15	10.60
Tier 3	12.23	-	10.94	-	12.14	-	10.09	11.09	10.10	10.55
Tier 4	12.27	-	10.97	-	12.18	-	10.12	11.12	10.13	10.58
Tier 5	12.18	-	10.89	-	12.09	-	10.04	11.04	10.06	10.51
Tier 6	12.12	-	10.84	-	12.04	-	10.00	10.99	10.01	10.46
MassMutual Transitions SelectSM	12.79	-	11.59	-	13.26	-	11.71	12.10	13.12	11.21

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account
ASSETS

Investments
Number of shares	1,114,780	480,926	1,112,617	1,563,315	903,365	11,663,623	7,125,956	11,558,631	258,712	1,608,598

Identified cost	$5,837,738	$4,188,139	$23,349,510	$21,200,201	$6,217,378	$126,223,960	$71,312,920	$144,153,799	$964,618	$17,338,910

Value	$6,656,546	$4,689,948	$26,640,458	$24,012,513	$6,571,138	$123,284,496	$80,350,835	$140,520,085	$1,081,874	$19,384,172
Dividends receivable	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	-	271	-	-	-	169,344	96,622	337,762	-	9,179

Total assets	6,656,546	4,690,219	26,640,458	24,012,513	6,571,138	123,453,840	80,447,457	140,857,847	1,081,874	19,393,351

LIABILITIES
Annuitant mortality fluctuation reserve	-	-	-	-	-	1,716	417	521	-	-
Payable to Massachusetts Mutual Life Insurance Company	38,341	-	34,087	16,432	1,377	-	-	-	60	-

Total Liabilities	38,341	-	34,087	16,432	1,377	1,716	417	521	60	-

NET ASSETS	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,452,124	$80,447,040	$140,857,326	$1,081,814	$19,393,351

Net Assets:
Accumulation units - value	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,381,234	$80,430,379	$140,839,024	$1,081,814	$19,393,351
Annuity reserves	-	-	-	-	-	70,890	16,661	18,302	-	-

Net assets	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,452,124	$80,447,040	$140,857,326	$1,081,814	$19,393,351

Outstanding units
Contract owners	634,163	400,588	2,525,208	2,229,995	681,087	11,734,912	6,610,044	12,686,181	204,265	1,449,940

UNIT VALUE
Panorama Premier	$5.51	$10.09	$8.75	$9.04	$8.01	$10.89	$10.79	$-	$3.91	$15.81
Panorama Passage® (Note 1)
Tier 1	5.48	10.05	9.83	9.50	7.85	10.86	10.74	13.41	3.89	14.43
Tier 2	5.46	10.01	9.79	9.46	7.81	10.81	10.69	13.36	3.88	14.37
MassMutual Artistry	5.61	13.80	10.12	8.32	5.84	10.95	10.84	12.98	3.98	13.33
MassMutual Transitions® (Note 1)
Custom Plan	11.69	11.88	12.33	11.80	10.49	11.02	13.14	11.57	-	12.51
Package Plan I	11.69	11.88	12.33	11.80	10.49	11.02	13.14	11.57	-	12.51
Package Plan II	11.55	11.73	12.18	11.65	10.36	10.91	12.98	11.43	-	12.36
Package Plan III	11.44	11.63	12.07	11.54	10.27	10.84	12.86	11.33	-	12.25
MassMutual EvolutionSM (Note 1)
Tier 1	10.59	10.86	11.12	10.75	10.13	10.17	11.18	10.18	10.70	10.79
Tier 2	10.51	10.78	11.04	10.67	10.05	10.10	11.10	10.10	10.62	10.71
Tier 3	10.46	10.73	10.99	10.63	10.01	10.05	11.05	10.06	10.57	10.66
Tier 4	10.49	10.76	11.02	10.66	10.04	10.08	11.09	10.09	10.60	10.69
Tier 5	10.41	10.69	10.94	10.58	9.96	10.01	11.00	10.01	10.53	10.61
Tier 6	10.37	10.64	10.89	10.53	9.92	9.96	10.95	9.97	10.48	10.56
MassMutual Transitions SelectSM	12.93	11.76	11.66	11.59	11.35	10.24	11.99	10.28	12.17	11.96

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account
ASSETS
Investments
Number of shares	4,375,663	2,018,223	1,753,385	2,988,476	4,626,379	1,858,856	6,925,931	8,242,373	19,709,930	3,246,629

Identified cost	$55,459,213	$28,372,603	$76,302,612	$46,761,718	$161,220,073	$20,395,264	$177,796,972	$68,668,190	$22,133,873	$60,324,832

Value	$64,475,743	$30,436,826	$86,599,669	$51,013,290	$178,208,123	$20,800,603	$231,187,725	$69,565,625	$28,973,597	$70,744,043
Dividends receivable	-	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	99,440	73,311	142,920	-	165,784	1,847	242,165	11,560	44,481	30,003

Total assets	64,575,183	30,510,137	86,742,589	51,013,290	178,373,907	20,802,450	231,429,890	69,577,185	29,018,078	70,774,046

LIABILITIES
Annuitant mortality fluctuation reserve	787	-	402	-	1,551	-	1,897	547	-	688
Payable to Massachusetts Mutual Life Insurance Company	-	-	-	10,325	-	-	-	-	-	-

Total Liabilities	787	-	402	10,325	1,551	-	1,897	547	-	688

NET ASSETS	$64,574,396	$30,510,137	$86,742,187	$51,002,965	$178,372,356	$20,802,450	$231,427,993	$69,576,638	$29,018,078	$70,773,358

Net Assets:
Accumulation units - value	$64,540,976	$30,510,137	$86,726,036	$51,002,965	$178,306,699	$20,802,450	$231,351,654	$69,552,270	$29,018,078	$70,750,796
Annuity reserves	33,420	-	16,151	-	65,657	-	76,339	24,368	-	22,562

Net assets	$64,574,396	$30,510,137	$86,742,187	$51,002,965	$178,372,356	$20,802,450	$231,427,993	$69,576,638	$29,018,078	$70,773,358

Outstanding units
Contract owners	4,749,265	1,952,776	7,099,027	4,148,701	15,776,215	1,378,374	15,779,188	5,540,219	2,043,148	6,467,677

UNIT VALUE
Panorama Premier	$15.77	$17.94	$9.90	$12.15	$10.90	$15.09	$17.50	$12.27	$18.83	$9.67
Panorama Passage® (Note 1)
Tier 1	14.11	17.86	9.88	12.09	11.04	-	17.46	12.28	12.26	9.96
Tier 2	14.05	17.79	9.84	12.04	10.99	-	17.39	12.23	12.21	9.91
MassMutual Artistry	9.65	17.55	5.32	11.91	7.77	-	11.76	12.42	8.74	8.74
MassMutual Transitions® (Note 1)
Custom Plan	14.49	15.84	13.10	12.61	11.48	-	14.78	12.91	13.72	11.71
Package Plan I	14.49	15.84	13.10	12.61	11.48	-	14.78	12.91	13.72	11.71
Package Plan II	14.31	15.64	12.94	12.45	11.34	-	14.59	12.75	13.55	11.56
Package Plan III	14.18	15.50	12.82	12.34	11.24	-	14.46	12.63	13.43	11.46
MassMutual EvolutionSM (Note 1)
Tier 1	11.74	12.17	12.33	10.73	10.56	-	12.47	10.69	12.38	10.77
Tier 2	11.65	12.08	12.24	10.66	10.48	-	12.37	10.61	12.29	10.69
Tier 3	11.60	12.02	12.19	10.61	10.44	-	12.32	10.57	12.23	10.64
Tier 4	11.64	12.06	12.22	10.64	10.47	-	12.36	10.60	12.27	10.67
Tier 5	11.55	11.97	12.13	10.56	10.39	-	12.26	10.52	12.18	10.59
Tier 6	11.50	11.92	12.08	10.51	10.34	-	12.21	10.47	12.12	10.55
MassMutual Transitions SelectSM	13.53	13.41	13.35	11.38	11.54	-	13.95	10.66	13.88	11.67

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENT OF ASSETS AND LIABILITIES (Continued)

December 31, 2005

	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
ASSETS
Investments
Number of shares	37,100,965	37,207,918	1,081,180	1,903,412	-	1,728,096	3,906,940	6,758,472	3,786,960	6,588,089

Identified cost	$37,100,965	$183,634,397	$1,751,007	$2,322,585	$-	$21,222,943	$32,339,194	$142,163,807	$72,173,843	$90,132,402

Value	$37,100,965	$190,132,461	$2,129,924	$2,607,675	$-	$24,884,578	$37,584,765	$147,267,102	$96,756,828	$102,905,957
Dividends receivable	50,013	-	-	-	-	-	-	-	-	-
Receivable from Massachusetts Mutual Life Insurance Company	-	137,114	9,545	-	-	-	13,959	109,177	-	169,466

Total assets	37,150,978	190,269,575	2,139,469	2,607,675	-	24,884,578	37,598,724	147,376,279	96,756,828	103,075,423

LIABILITIES
Annuitant mortality fluctuation reserve	5,507	6,623	-	-	-	-	-	482	-	522
Payable to Massachusetts Mutual Life Insurance Company	15,463	-	-	135	-	2,672	-	-	90,858	-

Total Liabilities	20,970	6,623	-	135	-	2,672	-	482	90,858	522

NET ASSETS	$37,130,008	$190,262,952	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,375,797	$96,665,970	$103,074,901

Net Assets:
Accumulation units - value	$36,878,662	$189,980,681	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,356,571	$96,665,970	$103,054,101
Annuity reserves	251,346	282,271	-	-	-	-	-	19,226	-	20,800

Net assets	$37,130,008	$190,262,952	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,375,797	$96,665,970	$103,074,901

Outstanding units
Contract owners	3,492,446	15,494,240	178,977	205,061	-	1,820,949	3,144,919	12,329,720	5,950,501	8,179,250

UNIT VALUE
Panorama Premier	$12.43	$14.40	$12.75	$13.35	$-	$15.02	$13.40	$14.14	$23.10	$11.68
Panorama Passage® (Note 1)
Tier 1	10.81	14.25	8.88	10.29	-	15.23	13.37	14.11	17.34	11.91
Tier 2	10.76	14.19	8.84	10.25	-	15.17	13.31	14.05	17.27	11.86
MassMutual Artistry	10.59	13.90	8.69	9.65	-	12.86	13.48	14.22	13.39	10.69
MassMutual Transitions® (Note 1)
Custom Plan	10.20	13.25	-	-	-	13.66	11.94	12.23	14.64	12.96
Package Plan I	10.20	13.25	-	-	-	13.66	11.94	12.23	14.64	12.96
Package Plan II	10.08	13.09	-	-	-	13.49	11.79	12.08	14.46	12.80
Package Plan III	9.99	12.97	-	-	-	13.37	11.68	11.97	14.33	12.68
MassMutual EvolutionSM (Note 1)
Tier 1	10.07	10.72	-	-	-	11.16	10.74	11.05	-	11.94
Tier 2	9.99	10.64	-	-	-	11.07	10.66	10.97	-	11.85
Tier 3	9.95	10.59	-	-	-	11.02	10.61	10.92	-	11.80
Tier 4	9.98	10.62	-	-	-	11.06	10.64	10.95	-	11.83
Tier 5	9.90	10.55	-	-	-	10.98	10.56	10.87	-	11.75
Tier 6	9.86	10.50	-	-	-	10.93	10.52	10.82	-	11.69
MassMutual Transitions SelectSM	10.16	10.75	-	-	-	12.68	11.87	11.60	-	12.71

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

For The Year Ended December 31, 2005

	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account
Investment income
Dividends	$79,391	$-	$-	$1,174,725	$10,593,871	$2,611,370	$2,977,071	$181,143	$409,309	$126,610	$20,835

Expenses
Mortality and expense risk fees and administrative charges	62,676	156,722	79,068	672,721	1,268,987	1,115,339	1,648,521	95,434	1,783,599	358,305	32,431

Net investment income (loss)	16,715	(156,722)	(79,068)	502,004	9,324,884	1,496,031	1,328,550	85,709	(1,374,290)	(231,695)	(11,596)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	155,928	291,097	169,586	461,203	1,157,357	692,355	1,184,680	183,842	1,990,636	(185,394)	(72,564)
Change in net unrealized appreciation/depreciation of investments	107,491	881,952	(3,269)	1,103,392	(5,245,906)	6,733,258	5,946,270	142,678	24,615,183	1,996,171	237,046

Net gain (loss) on investments	263,419	1,173,049	166,317	1,564,595	(4,088,549)	7,425,613	7,130,950	326,520	26,605,819	1,810,777	164,482

Net increase (decrease) in net assets resulting from operations	280,134	1,016,327	87,249	2,066,599	5,236,335	8,921,644	8,459,500	412,229	25,231,529	1,579,082	152,886

Capital transactions:
Transfer of net premiums	623,689	1,424,956	551,052	4,824,299	53,666,167	18,765,844	26,692,777	1,142,339	63,797,389	2,938,919	56,358
Transfers due to death benefits	(26,966)	(33,387)	(11,745)	(404,886)	(378,622)	(1,086,341)	(710,211)	(10,795)	(1,233,812)	(407,026)	(28,420)
Transfers due to annuity benefit payments	-	-	(266)	-	(627)	(17,060)	(18,646)	-	(1,602)	-	-
Transfers due to withdrawal of funds	(407,677)	(729,271)	(381,297)	(3,168,614)	(4,299,633)	(4,022,386)	(5,557,607)	(464,355)	(6,168,183)	(1,645,402)	(280,557)
Transfers due to loans, net of repayments	(150)	(708)	(30)	(1,315)	(3,380)	(6,231)	(5,148)	(868)	(14,983)	(1,259)	(147)
Transfers due to cost of insurance	(12,951)	(28,196)	(17,392)	(83,406)	(338,763)	(238,874)	(362,546)	(21,434)	(412,069)	(64,601)	-
Transfers due to contingent deferred sales charges	(406)	(885)	(452)	(2,671)	(2,028)	(1,001)	(1,000)	(54)	(2,486)	(798)	(347)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	67	-	(2,818)	(38,358)	(61,692)	-	(9,858)	-	-
Transfers between Sub-Accounts and to/from Fixed Account	(194,481)	449,642	(396,211)	(600,842)	3,055,147	9,491,997	7,405,660	637,573	9,988,770	(684,551)	(300,944)

Net increase (decrease) in net assets resulting from capital transactions	(18,942)	1,082,151	(256,274)	562,565	51,695,443	22,847,590	27,381,587	1,282,406	65,943,166	135,282	(554,057)

Total increase (decrease)	261,192	2,098,478	(169,025)	2,629,164	56,931,778	31,769,234	35,841,087	1,694,635	91,174,695	1,714,364	(401,171)

NET ASSETS, at beginning of the year	5,721,106	14,053,380	7,984,172	58,322,153	89,673,643	94,120,425	145,177,779	8,570,473	122,073,857	33,560,836	2,666,147

NET ASSETS, at end of the year	$5,982,298	$16,151,858	$7,815,147	$60,951,317	$146,605,421	$125,889,659	$181,018,866	$10,265,108	$213,248,552	$35,275,200	$2,264,976

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account
		(Institutional)	(Service)	(Institutional)	(Service)	(Institutional)	(Service)
Investment income
Dividends	$792,085	$293,027	$518,429	$27,884	$1,278	$139,758	$93,725	$54,545	$-	$815,571

Expenses
Mortality and expense risk fees and administrative charges	685,480	170,378	236,753	180,039	144,606	141,840	72,276	109,298	92,667	373,134

Net investment income (loss)	106,605	122,649	281,676	(152,155)	(143,328)	(2,082)	21,449	(54,753)	(92,667)	442,437

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	935,827	143,384	344,957	(202,477)	353,004	(1,220,960)	161,947	192,055	245,267	(594,980)
Change in net unrealized appreciation/depreciation of investments	4,111,027	548,894	1,017,791	1,757,292	1,497,256	1,626,493	174,938	459,304	340,532	1,128,273

Net gain (loss) on investments	5,046,854	692,278	1,362,748	1,554,815	1,850,260	405,533	336,885	651,359	585,799	533,293

Net increase (decrease) in net assets resulting from operations	5,153,459	814,927	1,644,424	1,402,660	1,706,932	403,451	358,334	596,606	493,132	975,730

Capital transactions:
Transfer of net premiums	45,796,300	256,744	3,021,563	256,011	2,059,171	159,381	903,180	769,438	1,061,368	2,201,184
Transfers due to death benefits	(288,579)	(93,165)	(136,731)	(189,513)	(78,463)	(164,992)	(24,544)	(45,987)	(49,264)	(262,029)
Transfers due to annuity benefit payments	(542)	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(1,626,697)	(731,388)	(851,688)	(1,342,147)	(388,460)	(926,722)	(215,409)	(454,667)	(243,981)	(1,950,842)
Transfers due to loans, net of repayments	335	(7,316)	-	783	-	1,851	-	(829)	-	(27,928)
Transfers due to cost of insurance	(236,843)	-	(64,736)	-	(34,953)	-	(16,083)	(17,136)	(21,272)	(23,521)
Transfers due to contingent deferred sales charges	(209)	(1,558)	-	(1,398)	-	(865)	-	(308)	(6)	(998)
Transfers due to net charge (credit) to annuitant mortality fluctuation	(2,796)	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	5,237,386	(292,076)	(166,601)	(39,660)	2,286,794	(609,844)	116,425	(345,126)	198,584	(741,098)

Net increase (decrease) in net assets resulting from capital transactions	48,878,355	(868,759)	1,801,807	(1,315,924)	3,844,089	(1,541,191)	763,569	(94,615)	945,429	(805,232)

Total increase (decrease)	54,031,814	(53,832)	3,446,231	86,736	5,551,021	(1,137,740)	1,121,903	501,991	1,438,561	170,498

NET ASSETS, at beginning of the year	36,483,476	13,275,484	22,640,826	13,378,278	12,320,282	11,305,731	6,971,516	9,781,354	8,874,970	29,825,259

NET ASSETS, at end of the year	$90,515,290	$13,221,652	$26,087,057	$13,465,014	$17,871,303	$10,167,991	$8,093,419	$10,283,345	$10,313,531	$29,995,757

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account
Investment income
Dividends	$-	$288,594	$503,602	$335,313	$28,614	$4,543,636	$516,382	$5,661,622	$499	$983,828

Expenses
Mortality and expense risk fees and administrative charges	62,833	45,426	308,484	257,085	74,119	958,981	609,010	1,209,839	13,624	213,151

Net investment income (loss)	(62,833)	243,168	195,118	78,228	(45,505)	3,584,655	(92,628)	4,451,783	(13,125)	770,677

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	202,698	165,539	(15,329)	286,189	(124,182)	76,501	630,872	(32,717)	84,092	833,919
Change in net unrealized appreciation/depreciation of investments	(105,340)	(209,801)	344,650	414,058	396,282	(3,276,952)	4,322,324	(3,020,507)	(52,167)	(1,874,105)

Net gain (loss) on investments	97,358	(44,262)	329,321	700,247	272,100	(3,200,451)	4,953,196	(3,053,224)	31,925	(1,040,186)

Net increase (decrease) in net assets resulting from operations	34,525	198,906	524,439	778,475	226,595	384,204	4,860,568	1,398,559	18,800	(269,509)

Capital transactions:
Transfer of net premiums	740,150	262,659	2,879,887	1,782,390	370,167	68,476,413	40,574,104	51,302,964	195,031	1,709,001
Transfers due to death benefits	(88,559)	(11,749)	(125,609)	(102,681)	(34,365)	(507,478)	(172,484)	(1,845,331)	-	(139,829)
Transfers due to annuity benefit payments	-	-	-	-	-	(3,465)	(587)	(646)	-	-
Transfers due to withdrawal of funds	(172,171)	(195,898)	(1,517,227)	(1,220,309)	(411,028)	(3,214,833)	(1,869,056)	(4,428,486)	(186,096)	(869,612)
Transfers due to loans, net of repayments	513	-	(8,350)	1,615	215	(2,044)	538	(7,404)	-	(1,574)
Transfers due to cost of insurance	(10,342)	(10,234)	(27,439)	(39,054)	(10,731)	(327,256)	(220,828)	(354,967)	(140)	(28,766)
Transfers due to contingent deferred sales charges	(147)	(215)	(589)	(1,067)	(128)	(282)	(1,063)	(831)	(102)	(1,463)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	(13,693)	(2,761)	(931)	-	-
Transfers between Sub-Accounts and to/from Fixed Account	(38,791)	(272,195)	(596,929)	(738,171)	(29,273)	9,793,657	3,184,637	6,294,661	62,738	(259,169)

Net increase (decrease) in net assets resulting from capital transactions	430,653	(227,632)	603,744	(317,277)	(115,143)	74,201,019	41,492,500	50,959,029	71,431	408,588

Total increase (decrease)	465,178	(28,726)	1,128,183	461,198	111,452	74,585,223	46,353,068	52,357,588	90,231	139,079

NET ASSETS, at beginning of the year	6,153,027	4,718,945	25,478,188	23,534,883	6,458,309	48,866,901	34,093,972	88,499,738	991,583	19,254,272

NET ASSETS, at end of the year	$6,618,205	$4,690,219	$26,606,371	$23,996,081	$6,569,761	$123,452,124	$80,447,040	$140,857,326	$1,081,814	$19,393,351

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account
Investment income
Dividends	$-	$3,197,338	$-	$2,458,473	$1,066,322	$1,136,459	$1,643,470	$4,157,533	$206,005	$909,831

Expenses
Mortality and expense risk fees and administrative charges	475,143	263,619	690,647	528,008	1,517,495	286,331	1,968,840	689,186	262,652	755,395

Net investment income (loss)	(475,143)	2,933,719	(690,647)	1,930,465	(451,173)	850,128	(325,370)	3,468,347	(56,647)	154,436

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	646,443	735,981	(720,661)	843,428	389,855	99,770	2,672,156	647,153	959,184	263,118
Change in net unrealized appreciation/depreciation of investments	5,126,326	(950,468)	8,437,664	(1,411,199)	7,029,304	(684,284)	23,316,343	(3,236,698)	2,306,360	2,891,196

Net gain (loss) on investments	5,772,769	(214,487)	7,717,003	(567,771)	7,419,159	(584,514)	25,988,499	(2,589,545)	3,265,544	3,154,314

Net increase (decrease) in net assets resulting from operations	5,297,626	2,719,232	7,026,356	1,362,694	6,967,986	265,614	25,663,129	878,802	3,208,897	3,308,750

Capital transactions:
Transfer of net premiums	36,853,435	4,427,417	44,408,218	5,919,559	65,739,832	347,222	60,895,865	9,463,221	3,121,101	4,717,427
Transfers due to death benefits	(236,046)	(86,822)	(186,845)	(309,969)	(853,435)	(41,416)	(894,861)	(357,829)	(112,214)	(379,346)
Transfers due to annuity benefit payments	(1,109)	-	(556)	-	(2,191)	-	(2,947)	(829)	-	(1,542)
Transfers due to withdrawal of funds	(1,458,758)	(1,047,277)	(2,484,278)	(2,296,426)	(4,718,720)	(2,079,892)	(6,930,570)	(3,554,984)	(1,246,855)	(3,854,171)
Transfers due to loans, net of repayments	(792)	22	(11,577)	(1,314)	(3,667)	-	(21,050)	183	(3,244)	(6,918)
Transfers due to cost of insurance	(184,642)	(53,427)	(218,118)	(80,845)	(424,527)	-	(434,535)	(113,748)	(42,034)	(119,342)
Transfers due to contingent deferred sales charges	(648)	(127)	(1,029)	(1,069)	(2,045)	(1,721)	(2,325)	(1,143)	(570)	(1,920)
Transfers due to net charge (credit) to annuitant mortality fluctuation	(7,211)	-	(2,764)	-	(13,989)	-	(13,275)	(6,126)	-	359
Transfers between Sub-Accounts and to/from Fixed Account	204,931	892,570	1,230,350	2,099,918	3,385,629	(412,755)	5,075,121	910,248	1,821,265	(416,352)

Net increase (decrease) in net assets resulting from capital transactions	35,169,160	4,132,356	42,733,401	5,329,854	63,106,887	(2,188,562)	57,671,423	6,338,993	3,537,449	(61,805)

Total increase (decrease)	40,466,786	6,851,588	49,759,757	6,692,548	70,074,873	(1,922,948)	83,334,552	7,217,795	6,746,346	3,246,945

NET ASSETS, at beginning of the year	24,107,610	23,658,549	36,982,430	44,310,417	108,297,483	22,725,398	148,093,441	62,358,843	22,271,732	67,526,413

NET ASSETS, at end of the year	$64,574,396	$30,510,137	$86,742,187	$51,002,965	$178,372,356	$20,802,450	$231,427,993	$69,576,638	$29,018,078	$70,773,358

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2005

	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Investment income
Dividends	$1,029,442	$5,551,540	$38,524	$81,682	$153,838	$766,766	$38,892	$8,274,419	$5,304,476	$703,103

Expenses
Mortality and expense risk fees and administrative charges	407,281	1,650,410	31,383	40,659	36,627	235,232	333,177	1,185,375	969,399	759,389

Net investment income (loss)	622,161	3,901,130	7,141	41,023	117,211	531,534	(294,285)	7,089,044	4,335,077	(56,286)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	-	747,252	(98,030)	(67,489)	963,521	662,584	509,043	914,733	2,928,646	806,645
Change in net unrealized appreciation/depreciation of investments	-	(2,139,641)	189,858	100,838	(1,039,380)	(346,560)	1,619,807	(4,187,006)	4,332,761	6,486,261

Net gain (loss) on investments	-	(1,392,389)	91,828	33,349	(75,859)	316,024	2,128,850	(3,272,273)	7,261,407	7,292,906

Net increase (decrease) in net assets resulting from operations	622,161	2,508,741	98,969	74,372	41,352	847,558	1,834,565	3,816,771	11,596,484	7,236,620

Capital transactions:
Transfer of net premiums	14,816,086	72,583,102	51,323	28,474	466,504	3,112,288	4,335,667	59,782,174	2,026,695	55,535,271
Transfers due to death benefits	(209,974)	(1,010,480)	(41,663)	(89,312)	-	(138,021)	(207,620)	(579,342)	(362,060)	(247,670)
Transfers due to annuity benefit payments	(6,694)	(17,764)	-	-	-	-	-	(676)	-	(704)
Transfers due to withdrawal of funds	(5,348,808)	(6,451,042)	(439,983)	(600,638)	(101,441)	(611,353)	(1,060,912)	(3,253,299)	(4,577,438)	(2,222,769)
Transfers due to loans, net of repayments	(9,814)	(4,186)	4,322	(125)	(863)	(1,776)	(254)	(4,168)	(981)	1,617
Transfers due to cost of insurance	(52,521)	(416,103)	-	-	(6,800)	(42,418)	(80,718)	(371,068)	(136,657)	(286,580)
Transfers due to contingent deferred sales charges	(2,034)	(2,565)	(157)	(448)	(66)	(392)	(52)	(303)	(3,078)	(354)
Transfers due to net charge (credit) to annuitant mortality fluctuation	(67,826)	(61,652)	-	-	-	-	-	(3,145)	-	(3,439)
Transfers between Sub-Accounts and to/from Fixed Account	(6,040,109)	11,283,580	(333,095)	(242,683)	(6,201,952)	251,967	1,699,095	9,177,707	(236,905)	4,013,906

Net increase (decrease) in net assets resulting from capital transactions	3,078,306	75,902,890	(759,253)	(904,732)	(5,844,618)	2,570,295	4,685,206	64,747,880	(3,290,424)	56,789,278

Total increase (decrease)	3,700,467	78,411,631	(660,284)	(830,360)	(5,803,266)	3,417,853	6,519,771	68,564,651	8,306,060	64,025,898

NET ASSETS, at beginning of the year	33,429,541	111,851,321	2,799,753	3,437,900	5,803,266	21,464,053	31,078,953	78,811,146	88,359,910	39,049,003

NET ASSETS, at end of the year	$37,130,008	$190,262,952	$2,139,469	$2,607,540	$-	$24,881,906	$37,598,724	$147,375,797	$96,665,970	$103,074,901

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS

For The Year Ended December 31, 2004

	American Century® VP Income & Growth Sub-Account	American Century® VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	INVESCO Financial Services Sub-Account	INVESCO Health Sciences Sub-Account
Investment income
Dividends	$625,798	$973,704	$1,624,207	$1,101,578	$140,460	$235,140	$36,566	$12,851	$26,175	$39,576	$-

Expenses
Mortality and expense risk fees and administrative charges	559,605	704,979	601,245	887,962	63,341	960,640	297,051	37,520	172,797	55,134	130,608

Net investment income (loss)	66,193	268,725	1,022,962	213,616	77,119	(725,500)	(260,485)	(24,669)	(146,622)	(15,558)	(130,608)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	(109,937)	449,004	186,184	221,424	128,107	(168,022)	(765,753)	(237,658)	172,791	74,007	42,349
Change in net unrealized appreciation/depreciation of investments	5,833,745	8,218,204	4,137,651	9,635,781	309,668	14,107,039	1,845,990	408,367	4,512,260	301,851	848,337

Net gain (loss) on investments	5,723,808	8,667,208	4,323,835	9,857,205	437,775	13,939,017	1,080,237	170,709	4,685,051	375,858	890,686

Net increase (decrease) in net assets resulting from operations	5,790,001	8,935,933	5,346,797	10,070,821	514,894	13,213,517	819,752	146,040	4,538,429	360,300	760,078

Capital transactions:
Transfer of net premiums	11,421,754	28,338,816	43,311,378	73,730,013	3,026,113	39,600,614	10,836,096	100,886	21,463,583	1,269,786	3,516,861
Transfers due to death benefits	(328,679)	(430,303)	(132,503)	(249,139)	(5,342)	(340,903)	(32,288)	(55,079)	(159,636)	(4,930)	(75,710)
Transfers due to annuity benefit payments	-	-	(1,674)	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(1,788,350)	(2,157,227)	(1,723,826)	(2,867,681)	(164,352)	(3,349,924)	(1,299,448)	(217,819)	(311,018)	(206,229)	(533,264)
Transfers due to loans, net of repayments	778	(7,912)	(4,754)	(4,947)	1,715	(3,443)	178	573	(689)	134	(1,880)
Transfers due to cost of insurance	(75,864)	(161,859)	(200,474)	(317,710)	(18,372)	(201,669)	(62,418)	-	(76,104)	(11,625)	(24,172)
Transfers due to administrative and contingent deferred sales charges	(2,584)	(2,060)	(838)	(742)	(70)	(2,082)	(950)	(348)	(96)	(431)	(953)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	(11,943)	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	2,836,582	6,069,307	17,889,434	22,232,401	1,008,910	9,501,121	2,531,472	(158,422)	5,206,470	267,119	1,183,462

Net increase (decrease) in net assets resulting from capital transactions	12,063,637	31,648,762	59,124,800	92,522,195	3,848,602	45,203,714	11,972,642	(330,209)	26,122,510	1,313,824	4,064,344

Total increase (decrease)	17,853,638	40,584,695	64,471,597	102,593,016	4,363,496	58,417,231	12,792,394	(184,169)	30,660,939	1,674,124	4,824,422

NET ASSETS, at beginning of the year	40,468,515	49,088,948	29,648,828	42,584,763	4,206,977	63,656,626	20,768,442	2,850,316	5,822,537	4,046,982	9,228,958

NET ASSETS, at end of the year	$58,322,153	$89,673,643	$94,120,425	$145,177,779	$8,570,473	$122,073,857	$33,560,836	$2,666,147	$36,483,476	$5,721,106	$14,053,380

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	INVESCO Technology Sub-Account	Janus Aspen Balanced (Institutional) Sub-Account	Janus Aspen Balanced (Service) Sub-Account	Janus Aspen Capital Appreciation (Institutional) Sub-Account	Janus Aspen Capital Appreciation (Service) Sub-Account	Janus Aspen Worldwide Growth (Institutional) Sub-Account	Janus Aspen Worldwide Growth (Service) Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account
Investment income
Dividends	$-	$288,749	$463,089	$31,329	$2,874	$114,364	$57,100	$49,880	$-	$736,259

Expenses
Mortality and expense risk fees and administrative charges	68,693	173,359	179,220	172,847	86,719	158,397	53,327	92,951	54,395	333,076

Net investment income (loss)	(68,693)	115,390	283,869	(141,518)	(83,845)	(44,033)	3,773	(43,071)	(54,395)	403,183

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	(117,477)	(1,337)	199,582	(658,218)	179,407	(1,203,465)	90,022	(34,494)	31,911	(987,775)
Change in net unrealized appreciation/depreciation of investments	520,915	767,010	970,536	2,744,947	1,502,642	1,596,890	193,609	957,068	613,352	2,569,152

Net gain (loss) on investments	403,438	765,673	1,170,118	2,086,729	1,682,049	393,425	283,631	922,574	645,263	1,581,377

Net increase (decrease) in net assets resulting from operations	334,745	881,063	1,453,987	1,945,211	1,598,204	349,392	287,404	879,503	590,868	1,984,560

Capital transactions:
Transfer of net premiums	2,371,795	517,991	5,770,664	234,762	3,153,914	284,135	2,300,038	1,669,796	4,296,244	5,991,795
Transfers due to death benefits	(110,519)	(29,787)	(65,777)	(109,028)	(12,033)	(106,741)	(76,536)	(54,141)	-	(420,145)
Transfers due to annuity benefit payments	(272)	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(222,392)	(454,209)	(677,555)	(834,573)	(188,123)	(724,700)	(92,070)	(242,250)	(165,394)	(1,427,456)
Transfers due to loans, net of repayments	(1,727)	(2,850)	-	(1,771)	-	615	-	5	-	(17,276)
Transfers due to cost of insurance	(17,391)	-	(59,344)	-	(26,156)	-	(15,808)	(16,462)	(19,894)	(21,989)
Transfers due to administrative and contingent deferred sales charges	(510)	(1,795)	-	(1,222)	-	(933)	-	(298)	(49)	(862)
Transfers due to net charge (credit) to annuitant mortality fluctuation	68	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	557,466	(1,016,056)	190,018	(548,242)	383,535	(890,393)	244,899	439,324	991,486	(21,017)

Net increase (decrease) in net assets resulting from capital transactions	2,576,518	(986,706)	5,158,006	(1,260,074)	3,311,137	(1,438,017)	2,360,523	1,795,974	5,102,393	4,083,050

Total increase (decrease)	2,911,263	(105,643)	6,611,993	685,137	4,909,341	(1,088,625)	2,647,927	2,675,477	5,693,261	6,067,610

NET ASSETS, at beginning of the year	5,072,909	13,381,127	16,028,833	12,693,141	7,410,941	12,394,356	4,323,589	7,105,877	3,181,709	23,757,649

NET ASSETS, at end of the year	$7,984,172	$13,275,484	$22,640,826	$13,378,278	$12,320,282	$11,305,731	$6,971,516	$9,781,354	$8,874,970	$29,825,259

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account
Investment income
Dividends	$-	$62,440	$484,572	$371,038	$29,087	$1,485,776	$235,550	$3,523,140	$5,797	$374,553

Expenses
Mortality and expense risk fees and administrative charges	43,851	42,144	252,045	218,212	60,334	282,641	242,461	722,881	12,619	171,942

Net investment income (loss)	(43,851)	20,296	232,527	152,826	(31,247)	1,203,135	(6,911)	2,800,259	(6,822)	202,611

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	97,597	60,930	(860,599)	(593,019)	(364,725)	17,174	162,620	41,793	104,528	306,528
Change in net unrealized appreciation/depreciation of investments	618,890	304,377	3,690,570	2,232,397	630,409	227,693	2,509,037	(425,738)	(8,566)	1,910,576

Net gain (loss) on investments	716,487	365,307	2,829,971	1,639,378	265,684	244,867	2,671,657	(383,945)	95,962	2,217,104

Net increase (decrease) in net assets resulting from operations	672,636	385,603	3,062,498	1,792,204	234,437	1,448,002	2,664,746	2,416,314	89,140	2,419,715

Capital transactions:
Transfer of net premiums	2,333,369	1,153,171	5,030,285	5,907,360	1,605,106	27,835,921	14,663,718	27,829,191	61,226	4,247,168
Transfers due to death benefits	(61,605)	(3,234)	(131,030)	(56,117)	(14,469)	(101,185)	(172,616)	(225,150)	-	(98,960)
Transfers due to annuity benefit payments	-	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(154,940)	(878,680)	(1,744,401)	(801,158)	(210,203)	(799,096)	(840,374)	(3,269,147)	(99,069)	(682,355)
Transfers due to loans, net of repayments	(1,573)	-	(31,445)	(3,277)	(3,073)	(3,862)	(1,945)	(5,347)	-	(2,534)
Transfers due to cost of insurance	(11,431)	(9,985)	(22,407)	(38,587)	(10,497)	(97,219)	(70,473)	(194,884)	(106)	(25,486)
Transfers due to administrative and contingent deferred sales charges	(143)	(200)	(614)	(1,082)	(146)	(111)	(1,096)	(981)	(106)	(1,421)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	478,343	267,164	1,161,987	1,075,667	217,231	9,728,314	2,289,030	6,588,048	(109,830)	941,762

Net increase (decrease) in net assets resulting from capital transactions	2,582,020	528,236	4,262,375	6,082,806	1,583,949	36,562,762	15,866,244	30,721,730	(147,885)	4,378,174

Total increase (decrease)	3,254,656	913,839	7,324,873	7,875,010	1,818,386	38,010,764	18,530,990	33,138,044	(58,745)	6,797,889

NET ASSETS, at beginning of the year	2,898,371	3,805,106	18,153,315	15,659,873	4,639,923	10,856,137	15,562,982	55,361,694	1,050,328	12,456,383

NET ASSETS, at end of the year	$6,153,027	$4,718,945	$25,478,188	$23,534,883	$6,458,309	$48,866,901	$34,093,972	$88,499,738	$991,583	$19,254,272

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Bond Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account
Investment income
Dividends	$-	$1,600,249	$-	$288,819	$1,164,718	$194,313	$935,048	$2,498,012	$194,553	$448,500

Expenses
Mortality and expense risk fees and administrative charges	169,008	151,756	280,127	372,904	321,185	821,021	1,031,779	498,690	171,980	657,164

Net investment income (loss)	(169,008)	1,448,493	(280,127)	(84,085)	843,533	(626,708)	(96,731)	1,999,322	22,573	(208,664)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	(45,977)	304,820	(1,347,629)	94,842	(66,174)	(313,139)	260,231	560,744	(243,970)	(452,759)
Change in net unrealized appreciation/depreciation of investments	2,672,916	1,431,206	6,379,224	3,389,827	172,270	6,824,487	20,064,593	1,245,917	3,254,824	5,614,521

Net gain (loss) on investments	2,626,939	1,736,026	5,031,595	3,484,669	106,096	6,511,348	20,324,824	1,806,661	3,010,854	5,161,762

Net increase (decrease) in net assets resulting from operations	2,457,931	3,184,519	4,751,468	3,400,584	949,629	5,884,640	20,228,093	3,805,983	3,033,427	4,953,098

Capital transactions:
Transfer of net premiums	10,879,930	9,931,048	15,295,856	11,790,285	833,669	43,684,120	56,446,093	19,218,282	7,376,214	13,019,742
Transfers due to death benefits	(10,297)	(53,231)	(164,539)	(200,468)	(567,112)	(394,014)	(384,668)	(154,409)	(104,694)	(427,772)
Transfers due to annuity benefit payments	-	-	-	-	-	-	(846)	-	-	(1,504)
Transfers due to withdrawal of funds	(750,370)	(427,914)	(1,073,059)	(1,452,192)	(1,483,345)	(2,383,975)	(3,122,304)	(1,950,718)	(483,722)	(2,291,488)
Transfers due to loans, net of repayments	(212)	-	(6,784)	(1,705)	-	(3,700)	(12,957)	(1,253)	(966)	(3,030)
Transfers due to cost of insurance	(44,194)	(47,613)	(54,515)	(70,331)	-	(206,585)	(248,329)	(105,390)	(34,891)	(107,757)
Transfers due to administrative and contingent deferred sales charges	(614)	(106)	(949)	(1,072)	(1,849)	(2,483)	(1,943)	(1,424)	(448)	(2,318)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	-	157	-	-	337
Transfers between Sub-Accounts and to/from Fixed Account	686,325	1,102,750	1,437,655	5,800,666	(3,031,001)	7,725,158	10,899,540	5,431,671	1,393,746	3,163,295

Net increase (decrease) in net assets resulting from capital transactions	10,760,568	10,504,934	15,433,665	15,865,183	(4,249,638)	48,418,521	63,574,743	22,436,759	8,145,239	13,349,505

Total increase (decrease)	13,218,499	13,689,453	20,185,133	19,265,767	(3,300,009)	54,303,161	83,802,836	26,242,742	11,178,666	18,302,603

NET ASSETS, at beginning of the year	10,889,111	9,969,096	16,797,297	25,044,650	26,025,407	53,994,322	64,290,605	36,116,101	11,093,066	49,223,810

NET ASSETS, at end of the year	$24,107,610	$23,658,549	$36,982,430	$44,310,417	$22,725,398	$108,297,483	$148,093,441	$62,358,843	$22,271,732	$67,526,413

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

STATEMENTS OF OPERATIONS AND CHANGES IN NET ASSETS (Continued)

For The Year Ended December 31, 2004

	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Investment income
Dividends	$316,669	$3,259,285	$29,702	$75,995	$86,946	$53,296	$164,279	$2,325,547	$-	$235,876

Expenses
Mortality and expense risk fees and administrative charges	371,346	858,375	36,891	49,478	41,593	149,759	200,717	464,200	836,786	253,346

Net investment income (loss)	(54,677)	2,400,910	(7,189)	26,517	45,353	(96,463)	(36,438)	1,861,347	(836,786)	(17,470)

Net realized and unrealized gain (loss) on investments
Net realized gain (loss) on investments	-	266,047	(64,026)	(92,580)	57,937	137,232	65,554	147,373	975,000	9,449
Change in net unrealized appreciation/depreciation of investments	-	4,134,393	271,120	327,302	680,657	2,651,034	2,004,342	5,565,212	12,240,466	4,669,140

Net gain (loss) on investments	-	4,400,440	207,094	234,722	738,594	2,788,266	2,069,896	5,712,585	13,215,466	4,678,589

Net increase (decrease) in net assets resulting from operations	(54,677)	6,801,350	199,905	261,239	783,947	2,691,803	2,033,458	7,573,932	12,378,680	4,661,119

Capital transactions:
Transfer of net premiums	27,328,023	43,253,257	77,574	34,886	2,026,210	8,309,285	12,686,275	35,155,117	13,656,703	17,015,430
Transfers due to death benefits	(546,077)	(325,565)	(3,639)	(68,825)	-	(89,829)	(114,352)	(200,194)	(475,352)	(42,929)
Transfers due to annuity benefit payments	-	-	-	-	-	-	-	-	-	-
Transfers due to withdrawal of funds	(6,687,979)	(3,272,906)	(189,416)	(332,738)	(107,802)	(611,719)	(411,955)	(1,199,657)	(3,161,905)	(744,919)
Transfers due to loans, net of repayments	(24,136)	(3,733)	1,158	-	(1,167)	(1,151)	751	694	(3,690)	(8,399)
Transfers due to cost of insurance	(69,423)	(199,946)	-	-	(11,732)	(40,450)	(72,363)	(169,493)	(123,977)	(77,849)
Transfers due to administrative and contingent deferred sales charges	(2,650)	(2,621)	(415)	(523)	(90)	(373)	(20)	(178)	(2,926)	(356)
Transfers due to net charge (credit) to annuitant mortality fluctuation	-	-	-	-	-	-	-	-	-	-
Transfers between Sub-Accounts and to/from Fixed Account	(16,384,640)	9,691,377	(28,983)	(185,617)	588,497	2,079,502	4,150,094	9,465,742	5,441,478	3,278,858

Net increase (decrease) in net assets resulting from capital transactions	3,613,118	49,139,863	(143,721)	(552,817)	2,493,916	9,645,265	16,238,430	43,052,031	15,330,331	19,419,836

Total increase (decrease)	3,558,441	55,941,213	56,184	(291,578)	3,277,863	12,337,068	18,271,888	50,625,963	27,709,011	24,080,955

NET ASSETS, at beginning of the year	29,871,100	55,910,108	2,743,569	3,729,478	2,525,403	9,126,985	12,807,065	28,185,183	60,650,899	14,968,048

NET ASSETS, at end of the year	$33,429,541	$111,851,321	$2,799,753	$3,437,900	$5,803,266	$21,464,053	$31,078,953	$78,811,146	$88,359,910	$39,049,003

See Notes to Financial Statements.

Massachusetts Mutual Variable Annuity Separate Account 4

Notes To Financial Statements

1.	ORGANIZATION

Massachusetts Mutual Variable Annuity Separate Account 4 (“Separate Account 4”) is a separate investment account established on July 9, 1998.

Massachusetts Mutual Life Insurance Company (“MassMutual”) maintains six segments within Separate Account 4, they are: Panorama Premier Segment, Panorama Passage® Segment, MassMutual Artistry Segment, MassMutual Transitions® Segment, MassMutual EvolutionSM Segment and MassMutual Transitions SelectSM Segment.

Panorama Passage® Segment contracts may have one of two mortality and expense risk charges calculated on the daily value of the assets invested. Tier One is contracts issued prior to May 1, 2003 during the first through tenth contract year. For these contracts the mortality and expense risk charge is 1.34%, on an annual basis, of the daily net asset value. Tier Two is contracts issued on or after May 1, 2003 during the first through tenth contract year. For these contracts the mortality and expense risk charge is 1.50%, on an annual basis, of the daily net asset value.

MassMutual Transitions® Segment contracts are available in two versions: (1) the Transitions Custom Plan and (2) the Transitions Package Plan. The Transitions Custom Plan allows contract owners to custom build their own contract by adding additional contract features to the standard Transitions Custom Plan contract. The Transitions Package Plan consists of three distinct packages of contract features called Transitions Package Plan I, Transitions Package Plan II, and Transitions Package Plan III. The Transitions Custom Plan and the Transition Package Plans have one of four expense charges calculated as a percentage of daily average account value. These expense charges all include a mortality and expense risk charge and an administrative charge and may include a charge for an elected feature on the Transitions Custom Plan only. The Transitions Custom Plan has a mortality and expense risk charge of 0.80%, an administrative charge of 0.15%, and expense charges on various elected features: Basic Death Benefit (0.00%), Basic Death Benefit with 5% roll-up feature (0.40%), Basic Death Benefit with Annual Ratchet feature (0.25%), Nursing Home waiver (0.05%), Earnings Enhancement Benefit (0.15%-0.30%) or 15% Cumulative to 30% Free Withdrawal (0.15%). The administrative expense charge for Transitions Package Plan I, II and III is 0.15%. The mortality and expense risk charge is 0.80%, 1.15% and 1.40% for the Transitions Package Plan I, II and III, respectively.

MassMutual EvolutionSM Segment contracts may have one of six expense charges calculated on the daily value of the assets invested. These expense charges all include a mortality and expense risk charge (1.50%), an administrative charge (0.15%) and may include a charge for an elected feature. The six expense charges vary depending on which feature or combinations of features have been chosen. These features are Basic Death Benefit (0.00%), Annual Ratchet Death Benefit (0.40%), Guaranteed Minimum Income Benefit (GMIB) (0.65%) or Guaranteed Minimum Accumulation Benefit (GMAB) (0.40%). Tier 1 is contracts with an election of Basic Death Benefit; Tier 2 is contracts with an election of Basic Death Benefit and GMAB; Tier 3 is contracts with an election of Basic Death Benefit and GMIB; Tier 4 is contracts with an election of Annual Ratchet Death Benefit; Tier 5 is contracts with an election of Annual Ratchet Death Benefit and GMAB; Tier 6 is contracts with an election of Annual Ratchet Death Benefit and GMIB.

Separate Account 4 is registered as a unit investment trust pursuant to the Investment Company Act of 1940 (“the 1940 Act”).

The assets and liabilities of Separate Account 4 are clearly identified and distinguished from MassMutual’s other assets and liabilities. Separate Account 4 assets are not chargeable with liabilities arising out of any other business MassMutual may conduct.

2.	INVESTMENT OF SEPARATE ACCOUNT 4’S ASSETS

Separate Account 4 consists of fifty sub-accounts which invest in the following mutual funds of the same name:

AIM Variable Investment Funds (“AIM V.I.”), (prior to May 1, 2004, known as INVESCO Variable Investment Funds, Inc.), is an open-end, diversified, management company registered under the 1940 Act with three of its Funds available to Separate Account 4 participants: AIM V.I. Financial Services Fund (Series I Shares) (prior to October 15, 2004, known as INVESCO VIF-Financial Services Fund), AIM V.I. Global Health Care Fund (prior to July 1, 2005, known as AIM V.I. Health Sciences Fund) (Series I Shares) (prior to October 15, 2004, known as INVESCO VIF-Health Sciences

Notes To Financial Statements (Continued)

Fund) and AIM V.I. Technology Fund (Series I Shares) (prior to October 15, 2004 known as INVESCO VIF-Technology Fund). A I M Advisors, Inc. is the investment adviser to the Funds (prior to May 1, 2004, INVESCO Funds Group, Inc. was the Fund’s adviser and prior to October 1, 2004, INVESCO Institutional (N.A.), Inc., was sub-adviser to the Funds).

American Century Variable Portfolios, Inc. (“American Century VP”) is a diversified, open-end, management investment company registered under the 1940 Act with two of its Funds available to Separate Account 4 participants: American Century VP Income & Growth Fund and American Century VP Value Fund. American Century Investment Management, Inc. is the investment adviser to these Funds.

American Funds Insurance Series® (“American Funds”) is a diversified, open-end, management investment company registered under the 1940 Act with two of its Funds available to Separate Account 4 participants: American Funds® Asset Allocation Fund (Class 2) and American Funds® Growth-Income Fund (Class 2). Capital Research and Management Company is the investment adviser to these Funds.

Calvert Variable Series, Inc. (“Calvert”) is a management investment company consisting of separate portfolios of investments. One of its Portfolios is available to Separate Account 4 participants: Calvert Social Balanced Portfolio. Calvert Asset Management Company, Inc. is the investment adviser to the Portfolio. New Amsterdam Partners LLC and SSgA Funds Management, Inc. are the investment sub-advisers to the Portfolio. Prior to June 30, 2004, Brown Capital Management, Inc. was the Portfolio sub-adviser along with SSgA Funds Management, Inc.

Fidelity® Variable Insurance Products Fund (“Fidelity VIP”) is an open-end, management investment company registered under the 1940 Act with three of its Portfolios available to Separate Account 4 participants: Fidelity® VIP Contrafund® Portfolio (Initial Class), Fidelity® VIP Growth Portfolio (Service Class) and Fidelity® VIP Growth Opportunities Portfolio (Service Class). Fidelity Management & Research Company (“FMR”) is the investment adviser to the Portfolio. FMR Co., Inc., a wholly-owned subsidiary of FMR, serves as sub-adviser to the Portfolios. The following affiliates also serve as sub-advisers assisting FMR with foreign investments for the Fidelity® VIP Contrafund® Portfolio (Initial Class), Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, and Fidelity Investments Japan Limited.

Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP Trust”) is an open-end, management investment company registered under the 1940 Act with two of its Funds available to Separate Account 4 participants: Franklin Small Cap Value Securities Fund (Class 2) and Templeton Foreign Securities Fund (Class 2). Franklin Advisory Services, LLC is the investment adviser to the Franklin Small Cap Value Securities Fund and Templeton Investment Counsel, LLC is the investment adviser to the Templeton Foreign Securities Fund.

Janus Aspen Series (“Janus Aspen”) is an open-end, management investment company registered under the 1940 Act with three of its Portfolios available to Separate Account 4 participants: Janus Aspen Balanced Portfolio (Institutional and Service Classes), Janus Aspen Forty Portfolio (Institutional and Service Classes) (prior to May 1, 2005, this fund was called Janus Aspen Capital Appreciation Portfolio) and Janus Aspen Worldwide Growth Portfolio (Institutional and Service Classes). Janus Capital Management LLC is the investment adviser to these Portfolios.

MFS® Variable Insurance TrustSM (“MFS Trust”) is an open-end, investment management company registered under the 1940 Act with two of its separate Series of shares available to Separate Account 4 participants: MFS® Investors Trust Series and MFS® New Discovery Series. Massachusetts Financial Services Company serves as investment adviser to these Series.

MML Series Investment Fund (“MML Trust”) is an open-end, investment company registered under the 1940 Act with all six of its separate series (“MML Trust Funds”) available to Separate Account 4 participants: MML Emerging Growth Fund, MML Equity Index Fund (Class II), MML Growth Equity Fund, MML Large Cap Value Fund, MML OTC 100 Fund, and MML Small Cap Growth Equity Fund. MassMutual serves as investment adviser to each of these MML Trust Funds pursuant to an investment management agreement. MassMutual has entered into a sub-advisory agreement with Northern Trust Investments, N.A. (“Northern Trust”) whereby Northern Trust manages the investments of the MML Equity Index Fund (Class II) and MML OTC 100 Fund. MassMutual has entered into a sub-advisory agreement with RS Investment Management, L.P., to serve as the investment sub-adviser to the MML Emerging Growth Fund. MassMutual has entered into a sub-advisory agreement with Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) to serve as the investment sub- adviser to the MML Growth Equity Fund. Prior to June 1, 2004, Massachusetts Financial Services Company served as sub-

Notes To Financial Statements (Continued)

advisor to the Fund. MassMutual has entered into a sub-advisory agreement with Davis Selected Advisers, L.P., to serve as the investment sub-adviser to MML Large Cap Value Fund. MassMutual has entered into sub-advisory agreements with Wellington Management Company, LLP and Waddell & Reed Investment Management Company pursuant to which each serves as investment sub-adviser to a portion of the MML Small Cap Growth Equity Fund.

MML Series Investment Fund II (“MML II Trust”) is an open-end, investment company registered under the 1940 Act with seven of its eight separate series (“MML II Trust Funds”) available to Separate Account 4 participants: MML Blend Fund, MML Enhanced Index Core Equity Fund, MML Equity Fund, MML Inflation-Protected Bond Fund, MML Managed Bond Fund, MML Small Cap Equity Fund, and MML Small Company Opportunities Fund. MassMutual serves as investment adviser to each of these MML II Trust Funds pursuant to an investment management agreement. MassMutual has entered into sub-advisory agreements with Babson Capital Management LLC (“Babson Capital”), (prior to August 6, 2004 the sub-adviser was called David L. Babson & Company Inc.), a controlled subsidiary of MassMutual, pursuant to which Babson Capital serves as the investment sub-adviser to the MML Blend Fund, MML Enhanced Index Core Equity Fund, MML Inflation-Protected Bond Fund, MML Managed Bond Fund, MML Small Cap Equity Fund and MML Small Company Opportunities Fund. MassMutual has entered into sub-advisory agreements with Babson Capital and Alliance Capital Management L.P. (“Alliance Capital”) whereby Babson Capital and Alliance Capital each serve as investment sub-adviser to a portion of the MML Equity Fund. (Effective January 27, 2006, OppenheimerFunds, Inc. replaced Babson Capital Management LLC as the co-sub-adviser to the MML Equity Fund.)

Oppenheimer Variable Account Funds (“Oppenheimer Funds”) is an open-end, management investment company registered under the 1940 Act with nine of its Funds available to Separate Account 4 participants: Oppenheimer Aggressive Growth Fund/VA, Oppenheimer Balanced Fund/VA (prior to May 1, 2004, this fund was called Oppenheimer Multiple Strategies Fund/VA), Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Core Bond Fund/VA (prior to April 29, 2005, this fund was called Oppenheimer Bond Fund/VA), Oppenheimer Global Securities Fund/VA, Oppenheimer High Income Fund/VA, Oppenheimer Main Street Fund/VA, Oppenheimer Money Fund/VA, and Oppenheimer Strategic Bond Fund/VA. OppenheimerFunds, Inc., a controlled subsidiary of MassMutual, serves as investment adviser to these Oppenheimer Funds.

Panorama Series Fund, Inc. (“Panorama Fund”) is an open-end, management investment company registered under the 1940 Act with three of its Fund/Portfolios available to Separate Account 4 participants: Oppenheimer International Growth Fund/VA, Panorama Growth Portfolio and Panorama Total Return Portfolio. OppenheimerFunds, Inc., a controlled subsidiary of MassMutual, serves as the investment adviser to the Fund/Portfolios.

Scudder Investment VIT Funds (“Scudder Investment”) (effective February 6, 2006, renamed DWS VIT Funds), is an investment company registered under the 1940 Act with one of its Funds available to Separate Account 4 participants: Scudder VIT Small Cap Index Fund (effective February 6, 2006, renamed DWS Small Cap Index VIP). Deutsche Asset Management, Inc. (“DeAM”) serves as the investment adviser to the Fund. Northern Trust Investments, N.A. serves as the investment sub-adviser to the Fund.

T. Rowe Price Equity Series, Inc. is a diversified, open-end, investment company registered under the 1940 Act with three of its Portfolios available to Separate Account 4 participants: T. Rowe Price Blue Chip Growth Portfolio, T. Rowe Price Equity Income Portfolio and T. Rowe Price Mid-Cap Growth Portfolio. The T. Rowe Price Mid-Cap Growth Portfolio is not available as an investment choice for contracts issued on May 1, 2004 or later. T. Rowe Price Associates, Inc. is the investment adviser to the Portfolios.

In addition to the fifty sub-accounts, some contract owners may also allocate funds to the Fixed Account which is part of MassMutual’s general investment account. The general investment account is not registered as an investment company under the 1940 Act.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by Separate Account 4 in preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (hereinafter referred to has “generally accepted accounting principles”).

A.	Investment Valuation

Investments in the investment sub-accounts are valued at the closing net asset value per share of each of the respective underlying Funds/Portfolios which value their investment securities at fair value.

Notes To Financial Statements (Continued)

B.	Accounting for Investments

Investment transactions are accounted for on the trade date and identified cost is the basis followed in determining the cost of investments sold for financial statement purposes. Dividend income and gains from realized gain distributions are recorded on the ex-dividend date, and they are generally reinvested in the underlying investment sub-accounts.

C.	Federal Income Taxes

MassMutual is taxed under federal law as a life insurance company under the provisions of the 1986 Internal Revenue Code, as amended. Separate Account 4 is part of MassMutual’s total operations and is not taxed separately. Separate Account 4 will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under existing federal law, no taxes are payable on net investment income and net realized capital gains attributable to contracts which depend on Separate Account 4’s investment performance. Accordingly, no provision for federal income tax has been made. MassMutual may, however, make such a charge in the future if an unanticipated change of current law results in a company tax liability attributable to Separate Account 4.

D.	Contract Charges

See Note 7B for charges associated with the contracts.

E.	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F.	Loan

If the certificate is a tax-sheltered annuity (“TSA”), the participants may be able to take a loan under their certificate. All such loans must conform to the requirements of the Internal Revenue Code. There are limitations on the amount of the loan the participants can take, and there is a required loan repayment schedule. When a loan is made, Separate Account 4 transfers the amount of the loan to MassMutual, thereby decreasing both the investments and net assets of Separate Account 4 by an equal amount.

G.	Annuitant Mortality Fluctuation

Separate Account 4 maintains a reserve as required by regulatory authorities to provide for mortality losses incurred. The reserve is increased quarterly for mortality gains and its proportionate share of any increases in value. The reserve is charged quarterly for mortality losses and its proportionate share of any decreases in value. Transfers to or from MassMutual are then made quarterly to adjust Separate Account 4. Net transfers from Separate Account 4 to MassMutual totaled $277,890 and $9,911 for the years ended December 31, 2005 and 2004, respectively. The reserve is subject to a maximum of 3% of Separate Account 4’s annuity reserves. Any mortality losses in excess of this reserve will be borne by MassMutual. The reserve is not available to owners of contracts except to the extent necessary to cover mortality losses under the contracts.

H.	Annuity Reserves

Annuity reserves are developed by using accepted actuarial methods and are computed using the Annuity 2000 table.

4.	RELATED PARTY TRANSACTIONS

A.	Sales Agreements

MML Distributors, LLC (“MML Distributors”), a wholly-owned subsidiary of MassMutual, serves as principal underwriter of the certificates pursuant to an underwriting and servicing agreement among MML Distributors, MassMutual and Separate Account 4. MML Distributors is registered with the Securities and Exchange Commission (the “SEC”) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). MML Distributors may enter into selling agreements with other broker-dealers who are registered with the SEC and are members of the NASD in order to sell the certificates.

Pursuant to underwriting and servicing agreements, commissions or other fees due to registered representatives for selling and servicing the certificates are paid by MassMutual on behalf of MML Distributors. MML Distributors also receives compensation for its actions as underwriter of the certificates.

B.	Receivable from/Payable to MassMutual

Certain fees such as cost of insurance fees and mortality and expense risk fees are charges paid between the General Account and Separate Account 4.

Notes To Financial Statements (Continued)

5.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2005 were as follows:

	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account

													(Institutional)
Cost of purchases	$978,011	$2,988,021	$1,715,831	$7,057,302	$68,159,405	$29,794,506	$35,439,833	$3,008,747	$74,044,107	$4,318,964	$209,173	$52,385,172	$968,309
Proceeds from sales	(982,675)	(2,016,826)	(2,060,924)	(5,965,143)	(7,006,491)	(5,372,799)	(6,378,541)	(1,634,226)	(9,321,297)	(4,417,921)	(786,052)	(3,430,781)	(1,713,374)

	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account
	(Service)	(Institutional)	(Service)	(Institutional)	(Service)
Cost of purchases	$4,408,152	$955,258	$4,874,813	$478,708	$1,547,024	$1,267,052	$1,819,617	$3,267,346	$1,376,384	$697,258	$4,541,121	$2,856,489	$1,608,214
Proceeds from sales	(2,337,765)	(2,429,070)	(1,108,781)	(2,030,765)	(713,568)	(1,408,029)	(977,650)	(3,637,555)	(818,040)	(682,162)	(3,695,753)	(3,078,489)	(1,767,928)

	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account
Cost of purchases	$82,371,554	$44,013,315	$62,953,194	$457,323	$4,230,150	$37,306,486	$9,430,252	$46,326,762	$12,708,028	$70,160,317	$1,926,190	$67,470,677	$20,068,391
Proceeds from sales	(4,403,668)	(2,677,152)	(7,623,226)	(399,052)	(3,073,110)	(2,785,781)	(2,435,405)	(4,451,098)	(5,401,846)	(7,432,814)	(3,267,139)	(10,148,603)	(10,225,018)

	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Cost of purchases	$6,389,328	$6,991,658	$37,299,014	$87,345,086	$116,610	$174,165	$1,673,903	$5,223,459	$6,653,941	$75,720,892	$9,953,761	$61,064,882
Proceeds from sales	(2,943,701)	(6,922,783)	(33,431,325)	(7,416,120)	(878,315)	(1,037,608)	(7,406,412)	(2,117,851)	(2,258,304)	(3,867,205)	(8,829,919)	(4,342,357)

Notes To Financial Statements (Continued)

6.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS

The changes in outstanding units for the two years ended December 31, 2005 were as follows:

December 31, 2005	AIM V.I. Financial Services Sub-Account	AIM V.I. Global Health Care Sub-Account	AIM V.I. Technology Sub-Account	American Century VP Income & Growth Sub-Account	American Century VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	Janus Aspen Balanced Sub-Account
													(Institutional)
Units purchased	54,145	130,936	60,945	423,483	4,779,890	1,638,563	2,241,226	106,223	5,182,223	293,513	7,759	3,661,093	25,422
Units withdrawn	(36,949)	(72,492)	(108,070)	(299,010)	(393,254)	(455,458)	(536,406)	(47,861)	(567,953)	(237,918)	(42,313)	(150,488)	(81,713)
Units transferred between Sub-Accounts and to/from the Fixed Account	(14,916)	37,037	(73,993)	(45,315)	282,300	769,936	575,784	54,002	764,997	(94,530)	(41,067)	350,000	(28,923)

Net increase (decrease)	2,280	95,481	(121,118)	79,158	4,668,936	1,953,041	2,280,604	112,364	5,379,267	(38,935)	(75,621)	3,860,605	(85,214)

December 31, 2005 (Continued)	Janus Aspen Balanced Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Forty Sub-Account	Janus Aspen Worldwide Growth Sub-Account	Janus Aspen Worldwide Growth Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account
	(Service)	(Institutional)	(Service)	(Institutional)	(Service)
Units purchased	273,538	27,816	168,808	20,879	88,508	70,500	98,496	211,190	69,038	23,156	262,595	166,328	36,858
Units withdrawn	(92,686)	(149,188)	(39,817)	(130,587)	(25,711)	(51,440)	(29,391)	(231,123)	(28,957)	(19,716)	(175,326)	(142,149)	(47,183)
Units transferred between Sub-Accounts and to/from the Fixed Account	(13,097)	(5,901)	181,623	(74,566)	11,093	(35,707)	19,046	(73,156)	(6,395)	(24,385)	(73,364)	(71,375)	(5,222)

Net increase (decrease)	167,755	(127,273)	310,614	(184,274)	73,890	(16,647)	88,151	(93,089)	33,686	(20,945)	13,905	(47,196)	(15,547)

December 31, 2005 (Continued)	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Core Bond Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account
Units purchased	6,694,881	3,598,492	4,966,008	21,726	143,726	3,017,091	340,453	3,663,560	521,290	6,048,306	23,130	4,873,473	826,869
Units withdrawn	(391,444)	(201,409)	(580,473)	(49,363)	(74,021)	(151,884)	(82,934)	(282,368)	(222,971)	(570,595)	(140,513)	(612,681)	(328,361)
Units transferred between Sub-Accounts and to/from the Fixed Account	911,955	268,382	572,248	(13,888)	(18,264)	17,878	66,191	79,776	178,530	318,114	(27,572)	392,944	85,541

Net increase (decrease)	7,215,392	3,665,465	4,957,783	(41,525)	51,441	2,883,085	323,710	3,460,968	476,849	5,795,825	(144,955)	4,653,736	584,049

December 31, 2005 (Continued)	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Units purchased	258,154	440,560	1,485,682	6,680,419	5,666	2,829	42,481	253,867	389,890	5,286,730	150,868	4,702,661
Units withdrawn	(107,028)	(440,719)	(539,203)	(653,741)	(41,285)	(56,225)	(9,703)	(60,584)	(119,201)	(359,804)	(312,765)	(242,775)
Units transferred between Sub-Accounts and to/from the Fixed Account	140,105	(48,660)	(605,686)	905,819	(27,820)	(22,079)	(550,767)	23,390	151,562	775,035	(9,666)	351,619

Net increase (decrease)	291,231	(48,819)	340,793	6,932,497	(63,439)	(75,475)	(517,989)	216,673	422,251	5,701,961	(171,563)	4,811,505

Notes To Financial Statements (Continued)

6.	NET INCREASE (DECREASE) IN OUTSTANDING UNITS

December 31, 2004	American Century® VP Income & Growth Sub-Account	American Century® VP Value Sub-Account	American Funds® Asset Allocation Sub-Account	American Funds® Growth-Income Sub-Account	Calvert Social Balanced Sub-Account	Fidelity® VIP Contrafund® Sub-Account	Fidelity® VIP Growth Sub-Account	Fidelity® VIP Growth Opportunities Sub-Account	Franklin Small Cap Value Securities Sub-Account	INVESCO Financial Services Sub-Account	INVESCO Health Sciences Sub-Account	INVESCO Technology Sub-Account	Janus Aspen Balanced (Institutional) Sub-Account
Units purchased	1,048,230	2,487,329	3,703,353	5,805,312	285,000	3,442,229	1,099,023	14,723	1,582,231	114,490	330,968	299,781	54,803
Units withdrawn	(193,425)	(223,582)	(183,809)	(269,624)	(19,924)	(310,878)	(164,662)	(39,771)	(38,625)	(19,326)	(61,420)	(82,113)	(50,507)
Units transferred between Sub-Accounts and to/from the Fixed Account	261,792	519,410	1,515,848	1,728,562	93,387	803,759	254,108	(21,476)	360,770	24,712	108,955	(1,453)	(108,392)

Net increase (decrease)	1,116,597	2,783,157	5,035,392	7,264,250	358,463	3,935,110	1,188,469	(46,524)	1,904,376	119,876	378,503	216,215	(104,096)

December 31, 2004 (Continued)	Janus Aspen Balanced (Service) Sub-Account	Janus Aspen Capital Appreciation (Institutional) Sub-Account	Janus Aspen Capital Appreciation (Service) Sub-Account	Janus Aspen Worldwide Growth (Institutional) Sub-Account	Janus Aspen Worldwide Growth (Service) Sub-Account	MFS® Investors Trust Sub-Account	MFS® New Discovery Sub-Account	MML Blend Sub-Account	MML Emerging Growth Sub-Account	MML Enhanced Index Core Equity Sub-Account	MML Equity Sub-Account	MML Equity Index Sub-Account	MML Growth Equity Sub-Account
Units purchased	544,520	29,256	287,542	37,806	241,731	166,782	429,173	610,593	234,577	110,285	503,285	569,037	167,593
Units withdrawn	(75,399)	(106,412)	(20,239)	(105,169)	(19,157)	(35,250)	(18,586)	(203,248)	(25,290)	(97,268)	(231,752)	(101,399)	(28,945)
Units transferred between Sub-Accounts and to/from the Fixed Account	17,171	(62,233)	33,801	(110,461)	26,101	41,173	94,949	(12,959)	43,812	26,187	97,958	92,015	11,926

Net increase (decrease)	486,292	(139,389)	301,104	(177,824)	248,675	172,705	505,536	394,386	253,099	39,204	369,491	559,653	150,574

December 31, 2004 (Continued)	MML Inflation- Protected Bond Sub-Account	MML Large Cap Value Sub-Account	MML Managed Bond Sub-Account	MML OTC 100 Sub-Account	MML Small Cap Equity Sub-Account	MML Small Cap Growth Equity Sub-Account	MML Small Company Opportunities Sub-Account	Oppenheimer Aggressive Growth Sub-Account	Oppenheimer Balanced Sub-Account	Oppenheimer Bond Sub-Account	Oppenheimer Capital Appreciation Sub-Account	Oppenheimer Global Securities Sub-Account	Oppenheimer High Income Sub-Account
Units purchased	2,652,090	1,340,730	2,533,463	10,236	374,128	967,730	789,077	1,512,994	1,047,776	57,319	4,225,077	4,973,918	1,597,039
Units withdrawn	(94,255)	(101,012)	(315,408)	(26,348)	(63,170)	(68,324)	(41,084)	(148,252)	(153,419)	(140,382)	(292,794)	(310,897)	(185,171)
Units transferred between Sub-Accounts and to/from the Fixed Account	916,920	206,181	596,004	(29,962)	80,556	56,785	85,552	118,177	513,894	(208,376)	742,377	932,057	438,304

Net increase (decrease)	3,474,755	1,445,899	2,814,059	(46,074)	391,514	956,191	833,545	1,482,919	1,408,251	(291,439)	4,674,660	5,595,078	1,850,172

December 31, 2004 (Continued)	Oppenheimer International Growth Sub-Account	Oppenheimer Main Street Sub-Account	Oppenheimer Money Sub-Account	Oppenheimer Strategic Bond Sub-Account	Panorama Growth Sub-Account	Panorama Total Return Sub-Account	Scudder VIT EAFE® Equity Index Sub-Account	Scudder VIT Small Cap Index Sub-Account	T. Rowe Price Blue Chip Growth Sub-Account	T. Rowe Price Equity Income Sub-Account	T. Rowe Price Mid-Cap Growth Sub-Account	Templeton Foreign Securities Sub-Account
Units purchased	696,414	1,272,711	2,672,080	3,609,742	8,607	3,105	201,949	707,818	1,187,119	3,239,396	1,184,137	1,611,746
Units withdrawn	(52,916)	(302,518)	(646,100)	(298,776)	(17,780)	(36,656)	(12,936)	(61,643)	(55,809)	(142,399)	(270,621)	(85,536)
Units transferred between Sub-Accounts and to/from the Fixed Account	128,650	299,181	(1,612,495)	784,676	(3,630)	(14,182)	55,362	174,508	384,163	844,601	460,608	314,257

Net increase (decrease)	772,148	1,269,374	413,485	4,095,642	(12,803)	(47,733)	244,375	820,683	1,515,473	3,941,598	1,374,124	1,840,467

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS

A.	A summary of units outstanding (years 2003 through 2005 – total units; years 2002 and prior – accumulation units), unit values, net assets, investment income ratios, expense ratios (excluding expenses of the underlying funds) and total return ratios for each of the five years in the period ended December 31, 2005 follows:

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
AIM V.I. Financial Services Sub-Account
2005	479,067	$10.23 to $12.17	$5,982,298	1.39%	0.95% to 2.70%	3.02% to 4.91%
2004	476,787	9.93 to 11.60	5,721,106	0.82	0.95 to 2.80	(0.72) to 7.65
2003	356,911	10.47 to 11.94	4,046,982	0.67	0.96 to 1.49	22.00 to 28.42
2002	232,361	8.17 to 9.35	2,128,005	(0.79)	0.12 to 1.49	(16.36) to (15.90)
2001	214,357	9.72 to 11.14	2,383,950	(0.94)	1.18 to 1.49	(11.22) to (10.95)

AIM V.I. Global Health Care Sub-Account
2005	1,366,824	10.43 to 12.06	16,151,858	-	0.95 to 2.70	5.20 to 7.13
2004	1,271,343	9.91 to 11.26	14,053,380	-	0.95 to 2.80	(0.89) to 6.55
2003	892,840	8.88 to 10.57	9,228,958	-	0.95 to 1.65	18.21 to 26.53
2002	512,977	7.03 to 8.35	4,152,959	(1.37)	0.48 to 1.49	(25.57) to (16.53)
2001	433,187	9.41 to 10.88	4,703,786	(1.05)	1.18 to 1.49	(13.89) to (13.62)

AIM V.I. Technology Sub-Account
2005	1,156,994	9.78 to 10.10	7,815,147	-	0.95 to 2.70	(0.61) to 1.21
2004	1,278,112	9.84 to 9.98	7,984,172	-	0.95 to 2.80	(1.59) to 3.64
2003	1,061,897	2.55 to 9.63	5,072,909	-	0.95 to 1.55	31.91 to 43.96
2002	790,287	1.78 to 6.69	1,770,690	(1.37)	0.20 to 1.49	(47.63) to (33.08)
2001	724,162	3.38 to 3.58	2,598,241	(1.45)	1.18 to 1.49	(46.63) to (46.47)

American Century VP Income & Growth Sub-Account
2005	4,903,563	10.70 to 12.32	60,951,317	1.96	0.95 to 2.70	1.78 to 3.64
2004	4,824,405	10.51 to 11.89	58,322,153	1.29	0.95 to 2.80	5.11 to 11.92
2003	3,707,808	8.23 to 11.68	40,468,515	1.08	0.95 to 1.65	23.54 to 28.12
2002	2,282,568	6.44 to 9.16	19,924,975	(0.34)	0.48 to 1.49	(20.56) to (17.11)
2001	1,865,257	8.08 to 11.52	20,782,448	(0.57)	1.18 to 1.49	(9.72) to (9.43)

American Century VP Value Sub-Account
2005	11,642,386	10.87 to 12.96	146,605,421	0.74	0.95 to 2.70	2.17 to 4.04
2004	6,973,450	10.64 to 12.45	89,673,643	0.83	0.95 to 2.80	6.37 to 13.25
2003	4,190,293	10.89 to 14.15	49,088,948	0.79	0.95 to 1.65	24.07 to 27.70
2002	1,877,215	8.58 to 11.10	18,384,055	3.81	0.50 to 1.49	(14.23) to (13.65)
2001	850,206	11.83 to 12.86	10,217,396	(0.65)	1.18 to 1.49	11.14 to 11.49

American Funds® Asset Allocation Sub-Account
2005	9,539,271	10.84 to 13.49	125,889,659	2.39	0.95 to 2.70	6.16 to 8.11
2004	7,586,230	10.21 to 12.48	94,120,425	2.71	0.95 to 2.80	2.11 to 7.32
2003	2,550,838	11.58 to 11.63	29,648,828	4.44	0.95 to 1.65	15.75 to 16.29

American Funds® Growth-Income Sub-Account
2005	12,934,513	10.61 to 14.40	181,018,866	1.41	0.95 to 2.70	2.94 to 4.83
2004	10,653,909	10.31 to 13.74	145,177,779	1.22	0.95 to 2.80	3.09 to 9.33
2003	3,389,659	12.51 to 12.57	42,584,763	1.97	0.95 to 1.65	25.09 to 25.68

Calvert Social Balanced Sub-Account
2005	883,696	10.54 to 12.07	10,265,108	1.93	0.95 to 2.70	2.77 to 4.65
2004	771,332	10.26 to 11.53	8,570,473	2.25	0.95 to 2.80	2.55 to 7.23
2003	412,869	8.64 to 10.75	4,206,977	3.27	0.95 to 1.65	13.77 to 18.16
2002	119,523	7.32 to 9.10	949,246	2.90	0.29 to 1.49	(13.45) to (9.02)
2001	47,134	8.44 to 8.77	411,680	7.06	1.18 to 1.49	(8.32) to (8.04)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Fidelity® VIP Contrafund® Sub-Account
2005	14,646,016	$12.27 to $14.72	$213,248,552	0.24%	0.95% to 2.70%	13.75% to 15.83%
2004	9,266,749	10.79 to 12.71	122,073,857	0.27	0.95 to 2.80	7.86 to 14.39
2003	5,331,639	9.11 to 13.93	63,656,626	0.33	0.95 to 1.55	23.99 to 27.29
2002	2,548,107	7.17 to 10.99	25,803,862	(0.57)	0.24 to 1.49	(12.99) to (10.41)
2001	1,958,453	8.01 to 12.30	23,331,190	2.31	1.18 to 1.49	(13.55) to (13.28)

Fidelity® VIP Growth Sub-Account
2005	3,489,393	9.86 to 10.85	35,275,200	0.38	0.95 to 2.70	2.79 to 4.68
2004	3,528,328	9.59 to 10.37	33,560,836	0.13	0.95 to 2.80	(4.11) to 2.29
2003	2,339,859	6.07 to 10.14	20,768,442	0.14	0.95 to 1.55	24.47 to 31.49
2002	1,319,578	4.63 to 7.71	8,029,239	(1.23)	0.43 to 1.49	(31.23) to (22.92)
2001	1,201,359	6.71 to 8.70	10,188,051	6.00	1.18 to 1.49	(18.95) to (18.70)

Fidelity® VIP Growth Opportunities Sub-Account
2005	286,960	8.02 to 8.08	2,264,976	0.89	1.18 to 1.65	7.09 to 7.59
2004	362,581	7.45 to 7.55	2,666,147	0.48	1.18 to 1.65	5.31 to 5.80
2003	409,105	6.90 to 7.17	2,850,316	0.63	1.18 to 1.65	21.00 to 28.14
2002	437,115	5.40 to 5.62	2,379,882	(0.53)	1.18 to 1.49	(23.07) to (22.83)
2001	419,366	7.01 to 7.30	2,966,450	(1.23)	1.18 to 1.49	(15.71) to (15.45)

Franklin Small Cap Value Securities Sub-Account
2005	6,204,530	12.12 to 17.50	90,515,290	0.72	0.95 to 2.70	5.80 to 7.74
2004	2,343,925	11.46 to 16.25	36,483,476	0.15	0.95 to 2.80	14.56 to 22.58
2003	439,549	13.19 to 13.25	5,822,537	0.02	1.18 to 1.55	31.91 to 32.53

Janus Aspen Balanced Sub-Account (Institutional)
2005	1,237,107	10.59 to 10.70	13,221,652	2.27	1.18 to 1.65	6.19 to 6.69
2004	1,322,321	9.98 to 10.03	13,275,484	2.22	1.18 to 1.65	6.75 to 7.25
2003	1,426,417	9.35 to 9.39	13,381,127	2.23	1.18 to 1.49	9.30 to 12.71
2002	1,309,703	8.29 to 8.35	10,924,362	1.38	1.18 to 1.49	(7.83) to (7.54)
2001	766,066	8.97 to 9.05	6,927,589	1.72	1.18 to 1.49	(6.08) to (5.79)

Janus Aspen Balanced Sub-Account (Service)
2005	2,186,217	10.84 to 11.97	26,087,057	2.12	0.95 to 2.70	4.72 to 6.65
2004	2,018,462	10.35 to 11.22	22,640,826	2.46	0.95 to 2.80	3.54 to 7.27
2003	1,532,170	10.36 to 10.46	16,028,833	2.29	0.95 to 1.55	12.03 to 12.62
2002	376,835	9.25 to 9.29	3,499,807	3.55	0.01 to 0.18	(7.12) to (7.45)

Janus Aspen Forty Sub-Account (Institutional)
2005	1,215,939	8.25 to 11.22	13,465,014	0.21	1.18 to 1.65	11.01 to 11.53
2004	1,343,212	7.39 to 10.11	13,378,278	0.25	1.18 to 1.65	16.30 to 16.84
2003	1,482,601	6.33 to 8.70	12,693,141	0.48	1.18 to 1.49	16.66 to 19.12
2002	1,668,975	5.31 to 7.33	12,050,639	(0.85)	1.18 to 1.49	(16.92) to (16.66)
2001	1,854,785	6.37 to 8.82	16,187,174	(0.24)	1.18 to 1.49	(22.84) to (22.60)

Janus Aspen Forty Sub-Account (Service)
2005	1,322,972	12.04 to 13.58	17,871,303	0.01	0.95 to 2.70	9.49 to 11.50
2004	1,012,358	10.99 to 12.18	12,320,282	0.03	0.95 to 2.80	9.93 to 16.85
2003	711,254	10.32 to 10.42	7,410,941	0.29	0.95 to 1.55	18.39 to 19.11
2002	144,130	8.72 to 8.75	1,261,120	(0.21)	0.15 to 0.55	(12.49) to (12.80)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Janus Aspen Worldwide Growth Sub-Account (Institutional)
2005	1,157,150	$6.16 to $8.66	$10,167,991	1.35%	1.18% to 1.65%	4.14% to 4.63%
2004	1,341,424	5.89 to 8.31	11,305,731	1.00	1.18 to 1.65	3.06 to 3.55
2003	1,519,248	5.69 to 8.22	12,394,356	1.14	1.18 to 1.49	22.14 to 24.11
2002	1,733,449	4.64 to 6.72	11,585,864	(0.56)	1.18 to 1.49	(26.61) to (26.38)
2001	2,076,240	6.30 to 9.15	18,897,636	(0.99)	1.18 to 1.49	(23.59) to (23.35)

Janus Aspen Worldwide Growth Sub-Account (Service)
2005	768,737	10.00 to 10.49	8,093,419	1.26	0.95 to 2.70	2.69 to 4.57
2004	694,847	9.73 to 10.04	6,971,516	1.03	0.95 to 2.80	(2.66) to 3.54
2003	446,172	9.60 to 9.69	4,323,589	0.99	0.95 to 1.55	21.83 to 22.53
2002	72,411	7.88 to 7.91	572,875	0.34	1.24 to 91.49	(21.17) to (20.89)

MFS® Investors Trust Sub-Account
2005	948,690	10.99 to 11.85	10,283,345	0.55	0.95 to 2.70	4.39 to 6.30
2004	965,337	10.53 to 11.15	9,781,354	0.60	0.95 to 2.80	5.31 to 10.30
2003	792,632	8.04 to 10.11	7,105,877	0.60	0.95 to 1.55	20.21 to 20.93
2002	527,730	6.20 to 8.36	3,623,438	(0.84)	0.25 to 1.49	(22.13) to (16.44)
2001	457,197	7.93 to 8.99	3,943,519	1.60	1.18 to 1.49	(17.20) to (16.95)

MFS® New Discovery Sub-Account
2005	899,782	10.01 to 11.29	10,313,531	-	0.95 to 2.70	2.37 to 4.25
2004	811,631	9.78 to 10.83	8,874,970	-	0.95 to 2.80	(2.18) to 5.51
2003	306,095	10.16 to 12.79	3,181,709	-	0.95 to 1.55	27.49 to 32.40
2002	46,169	7.72 to 7.75	357,674	(0.58)	0.30 to 0.52	(22.81) to (22.53)

MML Blend Sub-Account
2005	2,842,948	10.46 to 11.82	29,995,757	2.73	0.95 to 2.70	1.81 to 3.68
2004	2,936,037	10.27 to 11.40	29,825,259	2.72	0.95 to 2.80	2.71 to 7.65
2003	2,541,651	8.72 to 10.59	23,757,649	2.68	0.95 to 1.65	13.05 to 17.63
2002	2,166,693	7.45 to 9.00	16,804,613	1.61	0.47 to 1.49	(12.84) to (9.97)
2001	1,818,248	8.53 to 9.17	15,937,836	16.52	1.18 to 1.49	(7.15) to (6.86)

MML Emerging Growth Sub-Account
2005	634,163	10.37 to 11.69	6,618,205	-	0.95 to 2.70	(1.81) to 0.00
2004	600,477	10.56 to 11.69	6,153,027	-	0.95 to 2.80	5.58 to 13.58
2003	347,378	4.87 to 10.29	2,898,371	-	0.95 to 1.55	38.55 to 44.59
2002	133,512	3.39 to 7.12	520,323	(1.35)	0.21 to 1.49	(43.32) to (28.77)
2001	106,193	5.99 to 6.05	636,891	(1.44	1.18 to 1.49	(17.66) to (17.40)

MML Enhanced Index Core Equity Sub-Account
2005	400,588	10.64 to 11.88	4,690,219	6.30	0.95 to 2.70	2.63 to 4.51
2004	421,533	10.36 to 11.37	4,718,945	1.45	0.95 to 2.80	3.64 to 9.84
2003	382,329	8.84 to 10.35	3,805,106	1.44	0.95 to 1.55	20.36 to 25.93
2002	125,894	7.08 to 8.22	920,176	(0.17)	0.14 to 1.40	(22.85) to (17.82)
2001	63,395	9.17	581,510	(0.06)	1.40	(8.27)

MML Equity Sub-Account
2005	2,525,208	10.89 to 12.33	26,606,371	1.93	0.95 to 2.70	0.31 to 2.15
2004	2,511,303	10.86 to 12.07	25,478,188	2.31	0.95 to 2.80	8.56 to 14.75
2003	2,141,812	7.53 to 10.52	18,153,315	2.04	0.95 to 1.65	22.33 to 26.29
2002	1,906,277	5.99 to 8.33	12,143,086	1.67	0.23 to 1.49	(20.74) to (16.70)
2001	1,495,006	7.55 to 8.66	11,800,117	29.65	1.18 to 1.49	(15.99) to (15.72)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Equity Index Sub-Account
2005	2,229,995	$10.53 to $11.80	$23,996,081	1.44%	0.95% to 2.70%	1.68% to 3.55%
2004	2,277,191	10.36 to 11.39	23,534,883	1.93	0.95 to 2.80	3.57 to 9.38
2003	1,717,538	7.38 to 10.42	15,659,873	1.70	0.95 to 1.65	21.09 to 26.86
2002	1,134,453	5.83 to 8.21	7,558,010	(0.12)	0.34 to 1.49	(23.61) to (17.91)
2001	957,781	7.61 to 8.80	8,056,439	(0.62)	1.18 to 1.49	(13.63) to (13.36)

MML Growth Equity Sub-Account
2005	681,087	9.92 to 10.49	6,569,761	0.42	0.95 to 2.70	1.04 to 2.90
2004	696,634	9.82 to 10.20	6,458,309	0.54	0.95 to 2.80	(1.84) to 3.89
2003	546,060	5.49 to 9.82	4,639,923	0.03	0.95 to 1.55	14.81 to 21.78
2002	331,163	4.52 to 8.06	2,109,305	(1.39)	0.32 to 1.49	(28.82) to (19.37)
2001	308,195	6.33 to 8.76	2,688,084	(1.44)	1.18 to 1.49	(26.33) to (26.10)

MML Inflation-Protected Bond Sub-Account
2005	11,734,912	9.96 to 11.02	123,452,124	5.56	0.95 to 2.70	(1.15) to 0.66
2004	4,519,520	10.08 to 10.94	48,866,901	5.09	0.95 to 2.80	0.79 to 5.24
2003	1,044,765	10.35 to 10.40	10,856,137	2.25	0.95 to 1.65	3.50 to 3.99

MML Large Cap Value Sub-Account
2005	6,610,044	10.95 to 13.14	80,447,040	0.99	0.95 to 2.70	6.30 to 8.26
2004	2,944,579	10.30 to 12.14	34,093,972	1.00	0.95 to 2.80	3.05 to 10.79
2003	1,498,680	9.04 to 10.96	15,562,982	1.09	0.95 to 1.55	24.44 to 28.31
2002	595,121	7.09 to 8.54	4,518,399	(0.24)	0.26 to 1.49	(17.50) to (14.64)
2001	256,782	8.56 to 8.61	2,209,254	(0.93)	1.18 to 1.49	(12.48) to (12.21)

MML Managed Bond Sub-Account
2005	12,686,181	9.97 to 11.57	140,857,326	5.06	0.95 to 2.70	(0.43) to 1.39
2004	7,728,398	10.01 to 11.41	88,499,738	4.09	0.95 to 2.80	0.11 to 3.48
2003	4,914,339	10.92 to 12.92	55,361,694	5.82	0.95 to 1.65	1.59 to 4.63
2002	1,737,169	10.51 to 12.42	19,428,147	5.12	0.53 to 1.49	5.07 to 7.13
2001	378,488	11.12 to 11.63	4,360,446	5.63	1.18 to 1.49	6.29 to 6.62

MML OTC 100 Sub-Account
2005	204,265	3.98 to 10.48	1,081,814	0.05	1.18 to 2.70	(1.47) to 0.11
2004	245,790	3.98 to 10.63	991,583	0.59	1.18 to 2.80	6.34 to 9.07
2003	291,864	3.58 to 3.64	1,050,328	-	1.18 to 1.65	30.50 to 46.89
2002	173,980	2.45 to 2.48	427,253	(1.41)	1.18 to 1.49	(38.54) to (38.15)
2001	83,800	3.99 to 4.03	334,448	(1.47)	1.18 to 1.49	(34.09) to (33.88)

MML Small Cap Equity Sub-Account
2005	1,449,940	10.56 to 12.51	19,393,351	5.18	0.95 to 2.70	(2.93) to (1.15)
2004	1,398,499	10.88 to 12.66	19,254,272	2.51	0.95 to 2.80	8.84 to 15.26
2003	1,006,985	10.88 to 14.00	12,456,383	0.23	0.95 to 1.65	24.38 to 30.12
2002	664,238	8.41 to 10.82	6,782,828	(1.07)	0.38 to 1.49	(15.86) to (12.87)
2001	416,689	10.40 to 12.44	5,113,043	(0.89)	1.18 to 1.49	1.82 to 2.14

MML Small Cap Growth Equity Sub-Account
2005	4,749,265	11.50 to 14.49	64,574,396	-	0.95 to 2.70	8.53 to 10.52
2004	1,866,180	10.59 to 13.11	24,107,610	-	0.95 to 2.80	5.95 to 12.18
2003	909,989	7.82 to 12.84	10,889,111	-	0.95 to 1.65	35.44 to 47.23
2002	439,927	5.33 to 8.76	3,698,037	(1.33)	0.39 to 1.49	(27.01) to (20.56)
2001	283,747	7.27 to 11.99	3,351,492	(1.00)	1.18 to 1.49	(14.02) to (13.75)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
MML Small Company Opportunities Sub-Account
2005	1,952,776	$11.92 to $15.84	$30,510,137	12.37%	0.95% to 2.70%	7.93% to 9.91%
2004	1,629,066	11.04 to 14.41	23,658,549	10.63	0.95 to 2.80	10.41 to 17.69
2003	795,521	12.13 to 13.99	9,969,096	7.99	0.95 to 1.65	35.91 to 40.89
2002	256,225	8.65 to 9.97	2,384,027	(0.72)	0.18 to 1.48	(13.45) to (7.70)
2001	15,314	10.80	165,458	1.73	1.40 to 1.49	7.98 to 8.05

Oppenheimer Aggressive Growth Sub-Account
2005	7,099,027	12.08 to 13.10	86,742,187	-	0.95 to 2.70	9.26 to 11.27
2004	3,638,059	11.05 to 11.78	36,982,430	-	0.95 to 2.80	10.54 to 18.64
2003	2,155,140	4.05 to 9.93	16,797,297	-	0.95 to 1.65	19.95 to 24.38
2002	1,685,050	3.26 to 7.98	9,742,457	(0.71)	0.49 to 1.49	(28.86) to (20.22)
2001	1,507,578	4.57 to 8.60	12,527,125	15.10	1.18 to 1.49	(32.29) to (32.08)

Oppenheimer Balanced Sub-Account
2005	4,148,701	10.51 to 12.61	51,002,965	1.68	0.95 to 2.70	1.05 to 2.91
2004	3,671,852	10.40 to 12.25	44,310,417	0.86	0.95 to 2.80	4.03 to 9.06
2003	2,263,601	10.88 to 11.23	25,044,650	2.11	0.95 to 1.65	18.03 to 23.84
2002	1,074,265	8.64 to 9.07	9,544,509	2.86	0.35 to 1.49	(11.73) to (9.25)
2001	689,480	9.75 to 10.03	6,913,119	6.02	1.18 to 1.49	0.70 to 1.01

Oppenheimer Capital Appreciation Sub-Account
2005	15,776,215	10.34 to 11.48	178,372,356	0.78	0.95 to 2.70	2.23 to 4.11
2004	9,980,390	10.12 to 11.03	108,297,483	0.25	0.95 to 2.80	1.17 to 5.93
2003	5,305,730	7.08 to 10.41	53,994,322	0.27	0.95 to 1.65	23.01 to 29.64
2002	2,244,787	5.47 to 8.03	17,262,854	(0.78)	0.54 to 1.49	(27.94) to (19.74)
2001	1,400,058	7.57 to 10.71	14,886,247	7.80	1.18 to 1.49	(13.88) to (13.61)

Oppenheimer Core Bond Sub-Account
2005	1,378,374	15.09	20,802,450	5.27	1.40	1.16
2004	1,523,329	14.92	22,725,398	4.85	1.40	4.03
2003	1,814,768	14.34	26,025,407	5.60	1.40	5.29
2002	1,898,095	13.62	25,851,563	4.83	1.40	7.56
2001	1,257,963	12.66	15,928,450	4.05	1.40	6.28

Oppenheimer Global Securities Sub-Account
2005	15,779,188	12.21 to 14.78	231,427,993	0.91	0.95 to 2.70	11.19 to 13.23
2004	11,125,452	10.98 to 13.05	148,093,441	0.96	0.95 to 2.80	9.80 to 18.04
2003	5,530,374	8.84 to 13.21	64,290,605	0.55	0.95 to 1.65	40.77 to 41.76
2002	2,435,869	6.25 to 9.37	21,178,987	(0.86)	0.50 to 1.49	(23.29) to (21.95)
2001	1,676,088	8.13 to 12.22	20,178,720	10.91	1.18 to 1.49	(13.35) to (13.08)

Oppenheimer High Income Sub-Account
2005	5,540,219	10.47 to 12.91	69,576,638	6.27	0.95 to 2.70	(0.48) to 1.35
2004	4,956,170	10.52 to 12.74	62,358,843	5.27	0.95 to 2.80	5.23 to 7.94
2003	3,105,998	11.31 to 11.80	36,116,101	4.50	0.95 to 1.65	10.59 to 22.80
2002	1,096,992	9.26 to 9.61	10,250,409	7.01	0.49 to 1.49	(4.23) to (3.54)
2001	556,099	9.62 to 9.66	5,353,024	7.42	1.18 to 1.49	0.45 to 0.77

Oppenheimer International Growth Sub-Account
2005	2,043,148	12.12 to 13.72	29,018,078	0.84	0.95 to 2.70	10.95 to 12.99
2004	1,751,917	10.93 to 12.15	22,271,732	1.23	0.95 to 2.80	9.28 to 16.74
2003	979,769	6.66 to 14.40	11,093,066	1.21	0.95 to 1.55	47.87 to 51.75
2002	470,639	4.49 to 9.73	3,930,861	(0.69)	0.44 to 1.49	(30.28) to (29.35)
2001	584,766	6.35 to 13.80	6,628,872	15.81	1.18 to 1.49	(25.44) to (25.21)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)
Oppenheimer Main Street Sub-Account
2005	6,467,677	$10.55 to $11.71	$70,773,358	1.33%	0.95% to 2.70%	3.08% to 4.98%
2004	6,516,496	10.23 to 11.15	67,526,413	0.77	0.95 to 2.80	2.30 to 8.42
2003	5,247,122	7.71 to 10.29	49,223,810	0.77	0.95 to 1.65	20.88 to 25.59
2002	3,242,245	6.16 to 8.19	22,970,614	(0.68)	0.53 to 1.49	(20.00) to (18.06)
2001	2,525,961	7.67 to 8.85	21,788,327	(0.91)	1.18 to 1.49	(11.50) to (11.22)

Oppenheimer Money Sub-Account
2005	3,492,446	9.86 to 10.20	37,130,008	2.85	0.95 to 2.70	0.05 to 1.89
2004	3,151,653	9.85 to 10.01	33,429,541	0.98	0.95 to 2.80	(1.47) to 0.03
2003	2,738,168	9.92 to 12.31	29,871,100	0.79	0.95 to 1.65	(0.74) to (0.18)
2002	3,042,782	9.99 to 12.38	34,926,783	0.05	0.43 to 1.49	(0.08) to 0.28
2001	2,531,545	10.45 to 12.37	29,518,436	2.04	1.18 to 1.49	2.31 to 2.63

Oppenheimer Strategic Bond Sub-Account
2005	15,494,240	10.50 to 13.25	190,262,952	3.76	0.95 to 2.70	(0.14) to 1.70
2004	8,561,743	10.51 to 13.03	111,851,321	4.03	0.95 to 2.80	5.13 to 7.65
2003	4,466,101	11.99 to 13.28	55,910,108	4.51	0.95 to 1.65	8.58 to 16.97
2002	1,750,344	10.31 to 11.40	19,447,122	4.93	0.52 to 1.49	3.15 to 6.18
2001	919,332	10.30 to 10.76	9,880,304	4.21	1.18 to 1.49	3.29 to 3.61

Panorama Growth Sub-Account
2005	178,977	8.69 to 8.84	2,139,469	1.66	1.18 to 1.65	4.68 to 5.17
2004	242,416	8.26 to 8.45	2,799,753	1.09	1.18 to 1.65	7.41 to 7.92
2003	255,219	7.66 to 11.28	2,743,569	1.10	1.18 to 1.65	21.19 to 25.32
2002	265,682	6.11 to 9.02	2,302,887	(0.48)	1.18 to 1.49	(20.17) to (19.92)
2001	232,179	7.63 to 11.29	2,516,057	(0.23)	1.18 to 1.49	(11.94) to (11.66)

Panorama Total Return Sub-Account
2005	205,061	9.65 to 10.25	2,607,540	2.78	1.18 to 1.65	3.07 to 3.55
2004	280,536	9.32 to 9.94	3,437,900	2.14	1.18 to 1.65	7.67 to 8.18
2003	328,269	8.61 to 11.97	3,729,478	3.06	1.18 to 1.65	15.54 to 19.68
2002	319,614	7.20 to 10.03	3,061,211	2.05	1.18 to 1.49	(15.71) to (15.45)
2001	320,141	8.51 to 11.89	3,678,765	2.90	1.18 to 1.49	(8.33) to (8.04)

Scudder VIT EAFE® Equity Index Sub-Account
2005	-	-	-	2.43	0.95 to 2.70	(0.35) to 0.70
2004	517,989	11.16 to 12.05	5,803,266	2.14	0.95 to 2.80	11.56 to 17.94
2003	273,615	6.58 to 10.21	2,525,403	3.76	0.95 to 1.55	31.37 to 32.12
2002	86,914	5.01 to 7.73	510,703	1.06	0.21 to 1.49	(22.96) to (22.52)
2001	29,407	6.49 to 6.80	191,329	(1.48)	1.18 to 1.49	(25.81) to (25.58)

Scudder VIT Small Cap Index Sub-Account
2005	1,820,949	10.93 to 13.66	24,881,906	0.63	0.95 to 2.70	1.42 to 3.28
2004	1,604,276	10.77 to 13.22	21,464,053	0.37	0.95 to 2.80	7.74 to 16.64
2003	783,593	10.73 to 12.78	9,126,985	0.63	0.95 to 1.65	38.67 to 44.98
2002	234,594	7.41 to 8.86	1,995,794	(0.48)	0.40 to 1.49	(22.11) to (21.52)
2001	174,187	9.44 to 11.32	1,938,678	4.46	1.18 to 1.49	0.55 to 0.86

T. Rowe Price Blue Chip Growth Sub-Account
2005	3,144,919	10.52 to 11.94	37,598,724	0.12	0.95 to 2.70	3.05 to 4.94
2004	2,722,668	10.21 to 11.38	31,078,953	0.79	0.95 to 2.80	2.05 to 7.66
2003	1,207,195	10.47 to 11.99	12,807,065	0.24	0.95 to 1.55	19.49 to 27.48
2002	202,915	8.26 to 8.29	1,681,169	(0.16)	0.29 to 0.64	(17.43) to (17.14)

Notes To Financial Statements (Continued)

7.	FINANCIAL HIGHLIGHTS (Continued)

	At December 31,			For the Years Ended December 31,
	Units	Unit Value (Lowest to Highest)	Net Assets	Investment Income Ratio[1]	Expense Ratio[2] (Lowest to Highest)	Total Return[3] (Lowest to Highest)

T. Rowe Price Equity Income Sub-Account
2005	12,329,720	$10.82 to $12.23	$147,375,797	1.71%	0.95% to 2.70%	1.09% to 2.94%
2004	6,627,759	10.71 to 11.88	78,811,146	1.79	0.95 to 2.80	7.07 to 13.83
2003	2,686,161	10.34 to 12.20	28,185,183	2.00	0.95 to 1.55	21.57 to 25.18
2002	521,632	8.37 to 8.40	4,380,575	1.73	0.28 to 0.83	(16.32) to (16.02)

T. Rowe Price Mid-Cap Growth Sub-Account
2005	5,950,501	14.64 to 17.27	96,665,970	-	0.95 to 1.65	12.86 to 13.65
2004	6,122,064	12.88 to 15.30	88,359,910	-	0.95 to 1.65	16.41 to 17.22
2003	4,747,940	10.09 to 17.50	60,650,899	-	0.95 to 1.65	29.23 to 36.99
2002	2,068,825	7.38 to 12.82	22,792,603	(1.36)	0.50 to 1.49	(22.42) to (19.85)
2001	1,505,746	9.48 to 16.51	23,481,647	(1.45)	1.18 to 1.49	(2.40) to (2.09)

Templeton Foreign Securities Sub-Account
2005	8,179,250	11.69 to 12.96	103,074,901	1.08	0.95 to 2.70	7.16 to 9.13
2004	3,367,745	10.91 to 11.87	39,049,003	0.95	0.95 to 2.80	9.11 to 17.41
2003	1,527,278	8.38 to 10.11	14,968,048	1.49	0.95 to 1.55	30.10 to 31.04
2002	492,644	6.42 to 7.72	3,538,747	(0.14)	0.47 to 1.49	(23.05) to (19.52)
2001	576,656	7.97 to 8.99	5,107,365	15.83	1.18 to 1.49	(17.25) to (16.99)

[1]	The investment income ratios represent the dividends, excluding distributions of capital gains, received by the sub-accounts from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. Beginning in the year 2003 and forward, these ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the sub-accounts is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.
[2]	The expense ratios represent the annualized contract expenses of Separate Account 4, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction of unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.
[3]	The total returns are for the periods indicated, including changes in the value of the underlying fund, and the expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the related minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

B.	Separate Account 4 assesses charges associated with the contract. These charges are either assessed as a direct reduction in unit values or through a redemption of units for all contracts contained within Separate Account 4.

Mortality and Expense Risk Charge*	0.80% - 1.50% of the daily value of the assets invested in each fund.
This charge is assessed through a reduction in unit values.

Administrative Charge	0.15% of the daily value of the assets invested in each fund.
This charge is assessed through a reduction in unit values.

Administrative Contract Maintenance Charge	$0 - $40 per contract, annually.
This charge is assessed through the redemption of units.

Notes To Financial Statements (Continued)

FINANCIAL	HIGHLIGHTS (Continued)

Contingent Deferred Sales Charge	0% - 8%
This charge is assessed through the redemption of units.
Death Benefit Options Charges for these options are assessed through a reduction in unit values.	See Note 1 for specific charges and a description of death benefit options in Separate Account 4 that are assessed through a reduction in unit values.

Rider Charges These charges are assessed through a reduction in unit values.

A. Reset Death Benefit	0.00% - 0.10% of the daily value of the assets in each fund.

B. Ratchet Death Benefit	0.00% - 0.40% of the daily value of the assets in each fund.

*	The Panorama Premier segment charges its contract owners a mortality and expense risk charge equal, on an annual basis, to 1.25% of the daily value of the assets invested in each fund. Subject to state availability, certificates issued on or after September 10, 2001 will receive an increase in the certificate value allocated to the fund by 0.15% on each certificate anniversary. The net effect of the credit is a mortality and expense risk charge of 1.10%.

Independent Auditors’ Report

The Board of Directors and Policyholders of

Massachusetts Mutual Life Insurance Company:

We have audited the accompanying statutory statements of financial position of Massachusetts Mutual Life Insurance Company (the “Company”) as of December 31, 2005 and 2004, and the related statutory statements of income, changes in policyholders’ contingency reserves, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements of Massachusetts Mutual Life Insurance Company for the year ended December 31, 2003 were audited by other auditors whose report thereon dated March 5, 2004 (except with respect to the matter discussed in Note 17, as to which the date is March 14, 2005), expressed an unqualified opinion on those statements and included explanatory language that described the use of statutory accounting practices, which practices differ from accounting principles generally accepted in the United States of America, and the adoption, effective January 1, 2003, of Statement of Statutory Accounting Principles No. 86, “Accounting for Derivative Instruments and Hedging, Income Generation, and Replication (Synthetic Asset) Transactions.”

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 2 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“statutory accounting practices”), which practices differ from U.S. generally accepted accounting principles. The effects on the financial statements of the variances between the statutory accounting practices and U.S. generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the variances between the statutory accounting practices and U.S. generally accepted accounting principles discussed in the preceding paragraph, the Company’s financial statements do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of the Company as of December 31, 2005 and 2004, or the results of its operations or its cash flows for the years then ended. In our opinion, the Company’s financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, on the basis of statutory accounting practices as described in Note 2.

/s/ KPMG LLP

February 24, 2006

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2005	2004
	(In Millions)
Assets:

Bonds	$37,263	$38,493
Common stocks	961	969
Mortgage loans	8,556	8,805
Policy loans	7,284	6,912
Real estate	1,298	1,485
Other investments	7,034	5,392
Cash, cash equivalents and short-term investments	3,884	2,296

Total invested assets	66,280	64,352

Accrued investment income	668	747
Other assets	1,171	1,113

Total assets excluding separate accounts	68,119	66,212

Separate account assets	32,575	29,375

Total assets	$100,694	$95,587

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF FINANCIAL POSITION, continued

	December 31,
	2005	2004
	(In Millions)
Liabilities:

Policyholders’ reserves	$52,896	$50,744
Deposit fund balances	4,339	5,047
Policyholders’ dividends	1,172	1,016
Policyholders’ claims and other benefits	258	242
Federal income taxes	69	339
Asset valuation reserves	1,466	1,140
Other liabilities	1,902	2,009

Total liabilities excluding separate accounts	62,102	60,537

Separate account liabilities	31,904	28,759

Total liabilities	94,006	89,296

Policyholders’ contingency reserves	6,688	6,291

Total liabilities and policyholders’ contingency reserves	$100,694	$95,587

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF INCOME

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Revenue:

Premium income	$11,854	$12,500	$12,152
Net investment income	4,022	3,838	3,870
Fees and other income	343	311	257

Total revenue	16,219	16,649	16,279

Benefits and expenses:

Policyholders’ benefits and payments	9,531	7,795	7,110
Addition to policyholders’ reserves and funds	3,498	5,827	6,105
Operating expenses	914	1,112	863
Commissions	488	520	548
State taxes, licenses and fees	111	107	113

Total benefits and expenses	14,542	15,361	14,739

Net gain before dividends and federal income taxes	1,677	1,288	1,540

Dividends to policyholders	1,155	996	1,098

Net gain from operations before federal income taxes	522	292	442

Federal income tax expense (benefit)	73	132	(122)

Net gain from operations	449	160	564

Net realized capital gains (losses)	214	137	(190)

Net income	$663	$297	$374

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CHANGES

IN POLICYHOLDERS’ CONTINGENCY RESERVES

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Policyholders’ contingency reserves, beginning of year	$6,291	$6,282	$6,105

Increase (decrease) due to:
Net income	663	297	374
Change in net unrealized capital gains	209	120	249
Change in net unrealized foreign exchange capital gains (losses)	84	39	(129)
Change in asset valuation reserves	(326)	(252)	(398)
Change in non-admitted assets	(193)	(246)	(238)
Change in reserve valuation basis	11	6	—
Change in net deferred income taxes	29	59	81
Issuance of surplus notes	—	—	250
Prior period disability reserve adjustment	(61)	—	—
Other	(19)	(14)	(12)

Net increase	397	9	177

Policyholders’ contingency reserves, end of year	$6,688	$6,291	$6,282

See notes to statutory financial statements.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Cash flows from operations:
Premium and other income collected	$12,180	$12,871	$12,404
Net investment income	3,828	3,890	3,679
Benefit payments	(9,303)	(7,630)	(7,125)
Net transfers to separate accounts	(1,458)	(3,327)	(2,706)
Federal and foreign income taxes (paid) recovered	(340)	85	(110)
Commissions and other expenses paid	(1,510)	(1,770)	(1,402)
Dividends paid to policyholders	(999)	(1,100)	(1,180)

Net cash from operations	2,398	3,019	3,560

Cash flows from investments:
Proceeds from investments sold, matured, or repaid:
Bonds	21,679	11,699	12,299
Common stocks	747	539	475
Mortgage loans	2,743	1,978	1,504
Real estate	240	703	198
Other	595	802	591

	26,004	15,721	15,067

Cost of investments acquired:
Bonds	(20,313)	(17,421)	(16,857)
Common stocks	(621)	(591)	(397)
Mortgage loans	(2,459)	(3,159)	(2,070)
Real estate	(4)	(302)	(318)
Other	(2,141)	(1,180)	(1,254)

	(25,538)	(22,653)	(20,896)
Net increase in policy loans	(373)	(348)	(310)

Net cash from investments	93	(7,280)	(6,139)

Cash flows from financing and other sources:
Net (withdrawals) deposits on deposit-type contracts	(771)	994	560
Surplus notes	—	—	250
Other cash provided (applied)	(132)	(972)	126

Net cash from financing and other sources	(903)	22	936

Net change in cash, cash equivalents and short-term investments	1,588	(4,239)	(1,643)
Cash, cash equivalents and short-term investments, beginning of year	2,296	6,535	8,178

Cash, cash equivalents and short-term investments, end of year	$3,884	$2,296	$6,535

See notes to statutory financial statements.

NOTES TO STATUTORY FINANCIAL STATEMENTS

1.	Nature of operations

MassMutual Financial Group (“MMFG”) is comprised of Massachusetts Mutual Life Insurance Company (the “Company”) and its subsidiaries. MMFG is a global, diversified financial services organization providing life insurance, annuities, disability income insurance, long-term care insurance, retirement and savings products, structured settlement annuities, investment management, mutual funds, and trust services to individual and institutional customers. The Company is organized as a mutual life insurance company.

2.	Summary of significant accounting policies and practices

a.	Basis of presentation

The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices, except as to form, of the National Association of Insurance Commissioners (“NAIC”) and the accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance (“Division”).

Statutory accounting practices are different in some respects from financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The more significant differences between statutory accounting principles and GAAP are as follows: (a) certain acquisition costs, such as commissions and other variable costs, that are directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP generally capitalizes these expenses and amortizes them over the expected life of the policies or over the premium payment period; (b) statutory policy reserves are based upon the Commissioners’ Reserve Valuation Method or net level premium method and prescribed statutory mortality, morbidity and interest assumptions, whereas GAAP reserves would generally be based upon the net level premium method or the estimated gross margin method, with estimates of future mortality, morbidity and interest assumptions; (c) bonds are generally carried at amortized cost, whereas GAAP generally reports bonds at fair value; (d) deferred income taxes, which provide for book versus tax temporary differences, are subject to limitation and are charged to policyholders’ contingency reserves, whereas GAAP would include the change in deferred taxes in net income; (e) payments received for universal and variable life insurance products and variable annuities are reported as premium income and changes in reserves, whereas GAAP would treat these payments as deposits to policyholders’ account balances; (f) majority-owned subsidiaries, other than domestic life insurance companies, variable interest entities and certain controlled entities are accounted for using the equity method, whereas GAAP would consolidate these entities; (g) surplus notes are reported in policyholders’ contingency reserves, whereas GAAP would report these notes as liabilities; (h) assets are reported at “admitted asset” value and “non-admitted assets” are excluded through a charge against policyholders’ contingency reserves, whereas GAAP records these assets, net of any valuation allowance; (i) reinsurance recoverables are reported as a reduction of policyholders’ reserves and deposit fund balances, whereas GAAP would report these recoverables as an asset; (j) an asset valuation reserve (“AVR”) is reported as a contingency reserve to stabilize policyholders’ contingency reserves against fluctuations in the value of stocks, real estate investments, partnerships, and limited liability companies (“LLCs”) as well as

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

credit-related declines in the value of bonds and mortgage loans, whereas GAAP does not require this reserve; (k) after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and interest-related hedging activities are deferred into the interest maintenance reserve (“IMR”) and amortized into revenue, whereas GAAP reports these gains and losses as revenue; (l) changes in the fair value of derivative financial instruments are recorded as changes in policyholders’ contingency reserves, whereas GAAP generally reports these changes as revenue unless deemed an effective hedge; (m) comprehensive income is not presented, whereas GAAP presents changes in unrealized capital gains and losses, minimum pension liability, and foreign currency translations as other comprehensive income; (n) embedded derivatives are recorded as part of the underlying contract, whereas GAAP would identify and bifurcate certain embedded derivatives from the underlying contract or security and account for them separately; and (o) certain group annuity and variable universal life contracts which do not pass through all investment gains to contract holders are maintained in the separate accounts, whereas GAAP reports these contracts in the general account assets and liabilities of the Company.

The Division has the right to permit other specific practices that differ from prescribed practices. As permitted by the Division, the prepaid pension asset of the Company prior to December 31, 2003 was allowed as an admitted asset. The amount of this admitted asset was limited to the prepaid balance at December 31, 2000 and was reduced each quarter until the asset equaled zero at December 31, 2003. This permitted practice did not affect net income. As of December 31, 2005, 2004 and 2003, the Company had no permitted practices.

The preparation of financial statements requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statutory financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates include those used in determining the carrying values of investments and derivatives, the liability for future policyholders’ reserves and deposit fund balances, and the amount of investment valuation reserves on mortgage loans, real estate held for sale, and other-than-temporary impairments. Future events, including but not limited to changes in the levels of mortality, morbidity, interest rates, persistency and asset valuations, could cause actual results to differ from the estimates used in the statutory financial statements. Although some variability is inherent in these estimates, management believes the amounts presented are appropriate.

Certain 2004 balances have been reclassified to conform to the current year presentation. During 2005, the Company implemented a new disability income active life reserve system. As a result, the Company recorded a prior period disability reserve adjustment. The active life reserves increased $52 million and the disabled life reserves increased $9 million, and these increases were recorded as a change to policyholders’ contingency reserves in accordance with Statutory Statement of Accounting Principles (“SSAP”) No. 3 “Accounting for Changes and Corrections of Errors.”

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Bonds

Generally, bonds are valued at amortized cost using the constant yield interest method. Bond transactions are recorded on a trade date basis, except for private placement bonds which are recorded on the funding date.

The fair value of bonds is based on values provided by the NAIC’s Securities Valuation Office (“SVO”) when available. If SVO values are not available, quoted market values provided by other third-party organizations are used. If quoted market values are unavailable, fair value is estimated by discounting expected future cash flows using current market rates applicable to yield, credit quality and maturity of the investment or using quoted market values for comparable investments.

Asset-backed and mortgage-backed bonds and structured securities are valued at amortized cost using the interest method with estimates of future prepayments at the date of purchase obtained from independent sources; changes in prepayment speeds and estimated cash flows are updated quarterly and primarily accounted for using the prospective yield adjustment method. Prior to 2005, the retrospective yield adjustment method was used. The cumulative effect of this change in method as of January 1, 2005 was immaterial. Certain high quality asset-backed, mortgage-backed and structured securities are still accounted for using the retrospective yield adjustment method. The cost basis of asset–backed and mortgage-backed bonds and structured securities is adjusted for impairments in value deemed to be other than temporary, with the associated realized loss reported in net income.

The carrying values of bonds and mortgage-backed and asset-backed securities are written down to fair value when a decline in value is considered to be other-than-temporary. The Company considers the following factors in the evaluation of whether a non-interest related decline in value is other-than-temporary: (a) the financial condition and near-term prospects of the issuer; (b) the likelihood that the Company will be able to collect all amounts due according to the contractual terms of a debt security in effect at the date of acquisition; (c) its ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (d) the period and degree to which the market value has been below cost. The Company considers the following factors in the evaluation of whether an interest related decline in value is other-than-temporary: (a) its near term intent to sell; (b) its contractual and regulatory obligations; and (c) the investments’ forecasted recovery in value. The Company conducts a quarterly management review that includes all bonds in default or not-in-good standing as well as securities valued below 80% of cost. The Company also considers other qualitative and quantitative factors in determining the existence of other than temporary impairments. If the impairment is other-than-temporary, a direct write-down is recognized in realized capital losses and a new cost basis is established.

c.	Common stocks

Common stocks, including warrants, are valued at fair value with unrealized capital gains and losses included as a change in policyholders’ contingency reserves. Common stock transactions are recorded on a trade date basis.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The fair value of common stocks is based on values provided by the SVO when available. If SVO values are not available, quoted market values provided by other third-party organizations are used. If quoted market values are unavailable, fair value is estimated by using internal models.

The cost basis of common stocks is adjusted for impairments deemed to be other-than-temporary. The Company considers the following factors in the evaluation of whether a decline in value is other-than-temporary: (a) the financial condition and near-term prospects of the issuer; (b) its ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. The Company conducts a quarterly management review of all common stock issuers not-in-good standing as well as common stocks valued below 80% of cost. The Company also considers other qualitative and quantitative factors in determining the existence of other than temporary impairments. If the impairment is other-than-temporary, a direct write-down to fair value is recognized in realized capital losses and a new cost basis is established.

d.	Mortgage loans

Mortgage loans are valued at the unpaid principal balance of the loan, net of unamortized premiums and discounts, non-refundable commitment fees and mortgage interest points, and valuation allowances. The mortgage loan portfolio is comprised of commercial mortgage loans, including mezzanine loans, and residential mortgage loan pools. Mezzanine loans are loans secured by a pledge of direct or indirect equity interest in an entity that owns real estate. Residential mortgage loan pools are pools of homogeneous residential mortgage loans substantially backed by Federal Housing Administration and Veterans Administration guarantees.

The fair value of mortgage loans is estimated by discounting expected future cash flows using current interest rates for similar loans with similar credit risk. For non-performing loans, the fair value is the estimated collateral value of the underlying real estate.

When, based upon current information and events, it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, a valuation allowance is established for the excess of the carrying value of the mortgage loan over its fair value. Collectibility and estimated recoveries are assessed on a loan-by-loan basis considering all events and conditions relevant to the loan. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available, as changes occur in the market or as negotiations with the borrowing entity evolve. Changes to the valuation allowance are recorded as unrealized capital losses in policyholders’ contingency reserves.

When an event occurs resulting in an impairment that is other-than-temporary, a direct write-down is recognized in realized capital losses and a new cost basis is established. An impairment is deemed other-than-temporary when foreclosure proceedings or other procedures leading to the acquisition of the collateral are initiated, the acquisition of the collateral is probable, and a reasonable estimate of the collateral value has been determined.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Interest income earned on impaired loans is accrued on the outstanding principal balance of the loan based on the loan’s contractual coupon rate. Interest is not accrued for impaired loans more than 60 days past due, for loans delinquent more than 90 days, or when collection is improbable. The Company continually monitors mortgage loans where the accrual of interest has been discontinued, and will resume the accrual of interest on a mortgage loan when the facts and circumstances of the borrower and property indicate that the payments will continue to be received per the terms of the mortgage loan agreement or modified mortgage loan agreement.

e.	Policy loans

Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. The majority of policy loans are variable rate loans adjusted annually. The carrying value for policy loans approximates the fair value reported in the Statutory Statements of Financial Position. Accrued investment income on policy loans more than 90 days past due is included in the unpaid balance of the policy loan.

f.	Real estate

Investment real estate, which the Company has the intent to hold for the production of income, and real estate occupied by the Company are carried at depreciated cost, less encumbrances. Depreciated cost is adjusted for impairments whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable, with the impairment being included in realized capital losses. Depreciation is calculated using the straight-line method over the estimated useful life of the real estate holding, not to exceed 40 years. Depreciation expense is included as a component of net investment income.

Real estate held for sale is carried at the lower of depreciated cost or fair value, less selling costs. Adjustments to the carrying value of real estate held for sale are recorded when fair value less selling costs is below depreciated cost and are included in realized capital losses.

Real estate acquired in satisfaction of debt is recorded at fair value at the date of foreclosure.

Fair value is generally estimated using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks. The Company also obtains external appraisals for a rotating sample of properties on an annual basis.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

g.	Other investments

Other investments consist of investments in partnerships and limited liability companies (“LLCs”), derivative financial instruments, common stocks of unconsolidated subsidiaries and affiliates, preferred stocks and other miscellaneous investments.

Partnerships and LLCs are accounted for using the equity method with the change in unrealized capital gains and losses recorded in policyholders’ contingency reserves. When it appears probable that the Company will be unable to recover the outstanding carrying value of an investment, or there is evidence indicating an inability of the investee to sustain earnings adequate to justify the carrying value of the investment, an other-than-temporary impairment is recognized in realized capital losses for the excess of the carrying value over the estimated fair value of the investment. The estimated fair value is determined by assessing the value of the partnership or LLC’s underlying assets, cash flow, current financial condition, and other market factors. Distributions, not deemed to be a return of capital, are recorded in net investment income when received.

The Company uses derivative financial instruments in the normal course of business to manage investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The Company also uses a combination of derivatives and short-term investments to economically create temporary investment positions, which are highly liquid and of high quality. These combined investments perform like bonds and are held to improve the quality and performance of the invested assets until other suitable investments become available. To a much lesser extent, some of these combinations are considered replication (synthetic asset) transactions as permitted under statutory accounting principles. The Company’s derivative strategy employs a variety of derivative financial instruments, including interest rate swaps, currency swaps, asset, equity and credit default swaps, options, interest rate caps and floors, forward commitments, and financial futures. Investment risk is assessed on a portfolio basis and individual derivative financial instruments are not designated in hedging relationships; therefore, the criteria for hedge accounting are not met.

Derivative financial instruments are carried at estimated fair value, which is based primarily upon quotations obtained from independent sources. Changes in the fair value of these instruments are recorded as unrealized capital gains and losses in policyholders’ contingency reserves. Gains and losses realized on the termination, closing, or assignment of contracts are recorded as realized capital gains and losses. Amounts receivable and payable are accrued.

Common stocks of unconsolidated subsidiaries are accounted for using the equity method with the change in unrealized capital gains and losses recorded in policyholders’ contingency reserves. The Company accounts for the value of its investment in its subsidiary, MassMutual Holding LLC (“MMHLLC”), at its underlying GAAP net equity, adjusted for certain non-admitted assets. Distributions by MMHLLC are recorded in net investment income to the extent that distributions are received by the Company. Distributions to the Company are limited to MassMutual’s equity in MMHLLC.

Generally, preferred stocks in good standing are valued at amortized cost.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

h.	Cash, cash equivalents and short-term investments

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash and cash equivalents.

Short-term investments, which are carried at amortized cost, consist of all highly liquid investments purchased with maturities of greater than three months and less than or equal to 12 months. Repurchase agreements and investments in money market mutual funds are classified as short-term investments.

The Company has entered into repurchase agreements whereby the Company purchases securities and simultaneously agrees to resell the same or substantially the same securities. Repurchase agreements are accounted for as collateralized lendings with the cash paid for the securities recorded in the statutory financial statements as a short-term investment. The underlying securities are not recorded as investments owned by the Company. The difference between the amount paid and the amount at which the securities will be subsequently resold is reported as interest income.

The Company requires collateral in the form of securities having a fair value of a minimum of 102% of the securities’ purchase price. If at anytime the fair value of the collateral is less than 100% of the securities’ purchase price, the counterparty is obligated to provide additional collateral to bring the total collateral held by the Company to at least 102% of the securities’ purchase price.

The estimated fair values for these instruments approximates the carrying values reported in the Statutory Statements of Financial Position.

i.	Securities lending

The Company participates in a fee-based securities lending program whereby certain securities are loaned to third-party brokers. The Company retains control over loaned securities, which remain assets of the Company, and are not removed from the accounting records. The Company has the ability to sell the securities while on loan. Fees received for loaning the securities, net of direct expenses, are recorded in net investment income. Interest income on loaned securities that is unrelated to securities lending is recorded in the appropriate investment category consistent with the type of securities lent.

The Company’s policy requires a minimum of 102% of the market value of the loaned securities to be separately held as collateral for the loans; however, the Company does not record or have use of the collateral. Collateral may include treasury securities, agency bonds, mortgage-backed securities, and investment grade corporate securities. The Company has the right to terminate the program at any time without penalty.

j.	Accrued investment income

Accrued investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded as earned on the ex-dividend

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

date. Due and accrued income is not recorded on: (a) bonds in default; (b) impaired mortgage loans more than 60 days past due; (c) mortgage loans delinquent more than 90 days or where collection of interest is improbable; (d) rent in arrears for more than 90 days; and (e) policy loan interest due and accrued in excess of the cash surrender value of the underlying contract.

k.	Other assets

Other assets primarily include the deferred tax asset, fixed assets, outstanding premium and reinsurance recoverables.

Fixed assets are included in other assets at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Estimated lives range from one to 10 years for leasehold improvements and three to 10 years for all other fixed assets. Most unamortized software and office equipment are non-admitted assets.

l.	Non-admitted assets

Assets designated as non-admitted by the NAIC include furniture, certain equipment, unamortized software, the prepaid pension plan asset, the interest maintenance reserve in a net asset position, and certain other receivables, advances and prepayments. Such amounts are excluded from the Statutory Statements of Financial Position with an offsetting adjustment to policyholders’ contingency reserves.

m.	Separate accounts

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life and other insurance policyholders. Assets consist principally of marketable securities reported at fair value and are not available to satisfy liabilities that arise from any other business of the Company. Separate account liabilities represent segregated policyholder funds administered and invested by the Company to meet specific investment objectives of the policyholders. The Company receives administrative and investment advisory fees from these accounts.

Separate accounts reflect three categories of risk assumption: pass-through separate accounts, for which the policyholder assumes the investment risk; separate accounts for which the Company contractually guarantees either a minimum death, accumulation or income benefit to the policyholder; and separate accounts containing interest guarantee provisions. Premium income, benefits and expenses of the separate accounts are reported in net income. Investment income and realized and unrealized capital gains and losses on the assets of separate accounts accrue to policyholders and, accordingly, are not recorded in net income.

The Company may transfer investments to seed separate investment accounts. Investments transferred to separate accounts are transferred at the fair market value on the date the transaction occurs. Gains related to the transfer are deferred to the extent that

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

the Company maintains a proportionate interest in the separate account. The deferred gain is recognized as the Company’s ownership decreases or when the separate account sells the underlying asset during the normal course of business. Realized capital losses associated with these transfers are recognized immediately.

n.	Policyholders’ reserves

Policyholders’ reserves provide amounts adequate to discharge estimated future obligations in excess of estimated future premium on policies in force.

Reserves for life insurance contracts are developed using accepted actuarial methods computed principally on the net level premium and the Commissioners’ Reserve Valuation Method bases using the American Experience and the 1941, 1958, 1980 and 2001 Commissioners’ Standard Ordinary mortality tables with assumed interest rates.

Reserves for individual annuities are based on account value or accepted actuarial methods, generally the Commissioners’ Annuity Reserve Valuation Method, using applicable interest rates.

Disability income policy reserves are generally calculated using the two-year preliminary term, net level premium and fixed net premium methods, and using the 1964 Commissioner Disability Table and 1985 Commissioner Individual Disability Table A morbidity tables with assumed interest rates.

Disabled life reserves are calculated using actuarially accepted methodology and the 1964 Commissioner Disability Table, 1985 Commissioner Individual Disability Table A and 2001 Commissioner Individual Disability Table C morbidity tables.

Unpaid claims and claim expense reserves are related to disability and long-term care claims with long-tail payouts. Unpaid disability claim liabilities are projected based on the average of the last three disability payments paid prior to the valuation date. Claim expense reserves are based on an analysis of the unit expenses related to the processing and examination of new and ongoing claims. Interest accrued on reserves is calculated by applying NAIC prescribed interest rates to the average reserves by incurral year.

Tabular interest, tabular less actual reserves released, and tabular cost for all life contracts are determined in accordance with NAIC annual statement instructions. Traditional life, permanent and term products use a formula that applies a weighted-average interest rate determined from a seriatim valuation file to the mean average reserves. Universal life, variable life and group life insurance products use a formula which applies a weighted-average credited rate to the mean account value.

The Company waives deduction of deferred fractional premium at death and returns any portion of the final premium beyond the date of death. Reserves are computed using continuous functions to reflect these practices.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The same reserve methods applied to standard policies are used for the substandard reserve calculations that are based on a substandard mortality rate (a multiple of standard reserve tables).

The Company had $27,595 million and $30,930 million of insurance in force at December 31, 2005 and 2004, respectively, for which the gross premium was less than the net premium according to the standard valuation set by the Division and the Department.

Certain variable universal life and variable individual annuity products issued by the Company offer various guaranteed minimum death, accumulation and income benefits. The liabilities for guaranteed minimum death benefits (“GMDB”), guaranteed minimum accumulation benefits (“GMAB”) and guaranteed minimum income benefits (“GMIB”) are included in policyholders’ reserves and the related changes in the liabilities are included in policyholders’ benefits.

A GMDB generally provides a benefit if the contract holder dies and the contract value is less than a specified amount. This amount is based on the premium paid less amounts withdrawn or contract value on a specified anniversary date. For an annuity contract, a decline in the stock market causing the contract value to fall below this specified amount will increase the net amount at risk, which is the GMDB in excess of the contract value. For a life contract, a decrease in interest credited to the policyholder causing the contract value to fall below this specified amount will increase the net amount at risk, which is the GMDB in excess of the contract value.

A GMAB is a living benefit that provides the contract holder with a guaranteed minimum contract value at a specified time after its inception. If the account value is below that guarantee at the end of the specified period, it is increased to the guaranteed level and the contract continues from that point. Options for the guarantee period are 10 and 20 years. The 10 year variant may be reset annually after an initial two year period; resetting the benefit restarts the 10 year waiting period. In general the GMAB requires a guaranteed term selection and adherence to limitations required by an approved asset allocation strategy.

A GMIB is a living benefit that provides the contract holder with a guaranteed minimum annuitization value. The GMIB would be beneficial to the contract holder if the contract holder’s account value is lower than the GMIB value at the time of annuitization.

The Company’s annuity and variable universal life GMDB reserves are calculated in accordance with Actuarial Guideline 34 and 37, respectively. The GMAB and GMIB reserves are valued in accordance with Actuarial Guideline 39.

All policy liabilities and accruals are based on the various estimates discussed above and are presented net of reinsurance. Management believes that policy liabilities and accruals will be sufficient, in conjunction with future revenues, to meet future obligations of policies and contracts in force.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

o.	Deposit fund balances

Reserves for funding agreements, dividend accumulations, premium deposit funds and investment-type contracts such as supplementary contracts and certain structured settlement annuities are based on account value or accepted actuarial methods using applicable interest rates. Fair value is estimated by discounting expected future cash flows using current market rates.

p.	Policyholders’ dividends

Policyholders’ dividends expected to be paid in the following year are approved annually by MassMutual’s Board of Directors. The allocation of these dividends reflects the relative contribution of each group of participating policies to policyholders’ contingency reserves and considers, among other factors, investment returns, mortality and morbidity experience, expenses and income tax charges. Policyholders’ dividends payable represent the estimated amount of dividends expected to be paid to policyholders in the following year. Policyholders’ dividends incurred are recorded in the Statutory Statement of Income.

q.	Asset valuation reserve

The Company maintains an asset valuation reserve (“AVR”). The AVR is a contingency reserve to stabilize policyholders’ contingency reserves against fluctuations in the value of stocks, real estate investments, partnerships and LLCs as well as credit-related declines in the value of bonds and mortgage loans. The AVR is reported in the Statutory Statements of Financial Position, while the change in the AVR is reported in policyholders’ contingency reserves.

r.	Other liabilities

Other liabilities primarily include reverse repurchase agreements, the liabilities related to collateral held on derivatives contracts, due and accrued expenses, and amounts held for agents.

The Company has entered into reverse repurchase agreements whereby the Company sells securities and simultaneously agrees to repurchase the same or substantially the same securities. Reverse repurchase agreements are accounted for as collateralized borrowings, with the proceeds from the sale of the securities recorded as a liability and the underlying securities recorded as an investment by the Company. Earnings on these investments are recorded as investment income and the difference between the proceeds and the amount at which the securities will be subsequently reacquired is amortized as interest expense.

The Company provides collateral as dictated by the reverse repurchase agreement to the counterparty in exchange for a loan amount. If the fair value of the securities sold becomes less than the loan amount, the counterparty may require additional collateral.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

s.	Policyholders’ contingency reserves

Policyholders’ contingency reserves represent surplus of the Company as reported to regulatory authorities and are intended to protect policyholders against possible adverse experience.

t.	Participating contracts

Participating contracts issued by the Company represented approximately 65% and 68% of the Company’s policyholders’ reserves and deposit fund balances as of December 31, 2005 and 2004, respectively.

u.	Reinsurance

The Company enters into reinsurance agreements with other insurance companies in the normal course of business in order to limit its insurance risk. Premium income, benefits to policyholders, and policyholders’ reserves are stated net of reinsurance. Reinsurance premium income, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains primarily liable to the insured for the payment of benefits if the reinsurer cannot meet its obligations under the reinsurance agreements.

v.	Premium and related expense recognition

Life insurance premium revenue is generally recognized annually on the anniversary date of the policy and excess premium for flexible products is recognized when received. Annuity premium is recognized as revenue when received. Disability income premium is recognized as revenue when due. Commissions and other costs related to issuance of new policies, and policy maintenance and settlement costs are charged to current operations when incurred. Surrender fee charges on certain life and annuity products are recorded as a reduction of benefits and expenses.

w.	Realized and unrealized capital gains and losses

Realized capital gains and losses, net of taxes, exclude gains and losses deferred into the IMR and gains and losses of the separate accounts. Realized capital gains and losses are recognized in net income and are determined using the specific identification method.

All after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed-income investments and interest-related hedging activities are deferred into the IMR and amortized into revenue. These interest-related gains and losses are amortized into net investment income using the grouped method over the remaining life of the investment sold or, in the case of derivative financial instruments, over the remaining life of the underlying asset.

Unrealized capital gains and losses are recorded as a change in policyholders’ contingency reserves.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

3.	New accounting standards

a.	Adoption of new accounting standards

In December 2004, the NAIC’s Emerging Accounting Issues Working Group issued Interpretation (“INT”) 02-07, Definition of Phrase ‘Other Than Temporary,’ with an effective date of December 2005. INT 02-07 provides clarifying language for the recognition of interest related impairments. Adoption of this guidance did not have a material impact on the Company’s statutory financial condition or results of operations.

In June 2004, the NAIC issued Statement of Statutory Accounting Principles (“SSAP”) No. 91 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with an effective date of January 1, 2005. SSAP No. 91 supercedes SSAP No. 18 “Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” SSAP No. 33 “Securitization,” and SSAP No. 45 “Repurchase Agreements, Reverse Repurchase Agreements and Dollar Repurchase Agreements.” SSAP No. 91 establishes statutory accounting principles for transfers and servicing of financial assets, including asset securitizations and securitizations of policy acquisition costs, extinguishments of liabilities, repurchase agreements and reverse repurchase agreements, including dollar repurchase and dollar reverse repurchase agreements. The provisions of SSAP No. 91 did not have a material impact on the Company’s statutory financial condition or results of operations.

In June 2004, the NAIC issued SSAP No. 88 “Investments in Subsidiary, Controlled, and Affiliated Entities, A Replacement of SSAP No. 46” with an effective date of January 1, 2005. SSAP No. 88 supercedes SSAP No. 46 “Investments in Subsidiary, Controlled, and Affiliated Entities,” and amends SSAP No. 68 “Business Combinations and Goodwill” and changes the statutory accounting principles for investments in subsidiaries, controlled and affiliated investments. Adoption of SSAP No. 88 caused a reduction in policyholders’ contingency reserves arising from a lower carrying value of the Company’s subsidiary, MassMutual Holding LLC, of approximately $11 million attributable to certain adjustments made to the GAAP carrying value of certain subsidiaries. Changes resulting from the adoption of this statement were accounted for as a change in accounting principle to policyholders’ contingency reserves.

In December 2004, the NAIC’s Emerging Accounting Issues Working Group issued INT 04-17, “Impact of Medicare Modernization Act on Postretirement Benefits,” which provided guidance to adopt the final conclusions in Financial Accounting Standards Board Staff Position (“FSP”) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“the Act”) with certain modifications. The Act introduced a prescription drug benefit under Medicare (“Medicare Part D”) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company adopted INT 04-17 during 2004 and elected retrospective application with a measurement date of January 1, 2004. This resulted in a reduction in the accumulated postretirement benefit obligation (“APBO”) for the subsidy related to benefits attributed to past service of $33 million.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Future adoption of accounting standards

In June 2005, the NAIC issued SSAP No. 90 “Accounting for the Impairment or Disposal of Real Estate Investments, and Discontinued Operations” with an effective date of January 1, 2006. SSAP No. 90 establishes statutory accounting principles for the impairment or disposal of real estate investments and the treatment of long-lived assets associated with discontinued operations including non-admitted intangible assets other than goodwill. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. A change resulting from the adoption of this statement shall be accounted for as a change in accounting principle in accordance with SSAP No. 3. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operation.

In June 2005, the NAIC issued SSAP No. 93 “Accounting for Low Income Housing Tax Credit Property Investments” with an effective date of January 1, 2006, and with early adoption permitted. SSAP No. 93 establishes statutory accounting principles for investments in federal and certain state sponsored Low Income Housing Tax Credit (“LIHTC”) properties. State sponsored LIHTC that are not in compliance with SSAP No. 93 shall continue to be accounted for in accordance with the requirements of SSAP No. 48 “Joint Ventures, Partnerships and Limited Liability Companies.” Adoption of this statement in 2006 is expected to result in approximately a $20 million reduction in policyholders’ contingency reserves.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

4.	Investments

The Company maintains a diversified investment portfolio. Investment policies limit concentration in any asset class, geographic region, industry group, economic characteristic, investment quality, or individual investment.

a.	Bonds

The carrying value and fair value of bonds were as follows:

	December 31, 2005
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Millions)
U. S. Treasury securities and obligations of U.S. government corporations and agencies	$7,119	$489	$18	$7,590
Debt securities issued by foreign governments	65	23	—	88
Asset-backed securities	2,081	49	4	2,126
Mortgage-backed securities	10,589	92	105	10,576
State and local governments	78	3	1	80
Corporate debt securities	14,607	532	113	15,026
Utilities	1,393	64	10	1,447
Affiliates	1,331	3	3	1,331

	$37,263	$1,255	$254	$38,264

At December 31, 2005, non-guaranteed obligations of agencies and authorities of governments and their political subdivisions included in the categories above were:

	Carrying Value	Fair Value
Mortgage-backed securities	$3,265	$3,259
State and local governments	43	46

	$3,308	$3,305

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

These securities are primarily investments with the Federal Home Loan Mortgage Association, the Government National Mortgage Association, and Federal National Mortgage Association.

	December 31, 2004
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Millions)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$9,688	$335	$9	$10,014
Debt securities issued by foreign governments	85	26	—	111
Asset-backed securities	2,635	67	10	2,692
Mortgage-backed securities	7,444	375	176	7,643
State and local governments	90	6	1	95
Corporate debt securities	14,421	903	54	15,270
Utilities	1,376	108	3	1,481
Affiliates	2,754	16	7	2,763

	$38,493	$1,836	$260	$40,069

The table below sets forth the SVO ratings for the bond portfolio along with what the Company believes are the equivalent rating agency designations:

		December 31,
		2005		2004
NAIC Class	Equivalent Rating Agency Designation	Carrying Value	% of Total	Carrying Value	% of Total
		($In Millions)
1	Aaa/Aa/A	$24,773	66%	$25,277	65%
2	Baa	8,954	24	10,280	27
3	Ba	1,610	4	1,417	3
4	B	1,445	4	1,097	3
5	Caa and lower	266	1	200	1
6	In or near default	215	1	222	1

	Total	$37,263	100%	$38,493	100%

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following table summarizes the carrying value and fair value of bonds at December 31, 2005 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Carrying Value	Fair Value
	(In Millions)
Due in one year or less	$702	$705
Due after one year through five years	6,824	6,999
Due after five years through 10 years	7,914	8,097
Due after 10 years	9,078	9,686

	24,518	25,487
Asset and mortgage-backed securities	12,745	12,777

	$37,263	$38,264

The proceeds from sales and gross realized capital gain and loss activity, including other-than-temporary impairments, were as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Proceeds from sales	$12,762	$3,700	$4,465
Gross realized capital gains	105	84	195
Gross realized capital losses	138	114	222

Portions of realized capital gains and losses were deferred into the IMR. Other-than-temporary impairments on bonds during the years ended December 31, 2005, 2004 and 2003 were $58 million, $62 million and $157 million, respectively, and were included in realized capital losses.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following is an analysis of the fair values and gross unrealized losses aggregated by bond category and length of time that the securities have been in a continuous unrealized loss position. At December 31, 2005 and 2004, the Company had $57 million and $31 million, respectively, of these unrealized losses recorded as a reduction to its carrying value of bonds. These unrealized losses include both NAIC 6 rated bonds and foreign currency fluctuations recorded as changes in net unrealized capital gains and changes in net unrealized foreign exchange capital gains, respectively, on the Statutory Statements of Changes in Policyholders’ Contingency Reserves.

	December 31, 2005
	Less than 12 months			12 months or longer
	Fair Value	Unrealized Losses	Number of Issuers	Fair Value	Unrealized Losses	Number of Issuers
	($ In Millions)
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$1,044	$16	161	$57	$2	36
Debt securities issued by foreign governments	2	—	1	1	—	1
Asset-backed securities	348	7	57	70	2	16
Mortgage-backed securities	4,866	68	195	1,054	37	95
State and local governments	28	—	3	4	—	1
Corporate debt securities	4,132	124	596	985	41	166
Utilities	418	7	62	98	4	20
Affiliates	41	1	2	48	2	2

	$10,879	$223	1,077	$2,317	$88	337

	December 31, 2004
	Less than 12 months			12 months or longer
	Fair Value	Unrealized Losses	Number of Issuers	Fair Value	Unrealized Losses	Number of Issuers
	($ In Millions)
U.S. Treasury securities and obligations of U.S. government, corporations and agencies	$1,317	$6	7	$60	$3	4
Debt securities issued by foreign governments	2	—	3	—	1	1
Asset-backed securities	596	9	49	122	2	19
Mortgage-backed securities	1,850	165	69	326	11	16
State and local governments	4	—	1	26	1	1
Corporate debt securities	1,805	56	269	467	27	76
Utilities	96	1	17	71	2	12
Affiliates	1,398	7	7	22	—	2

	$7,068	$244	422	$1,094	$47	131

Through the Company’s comprehensive evaluation, management concluded that the unrealized losses at December 31, 2005 were caused by interest rate increases and for mortgage-backed and corporate debt securities were partially offset by the underlying quality improvement related to strengthening economic conditions. For U.S. Treasury

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

securities and obligations of U.S. government, corporations and agencies, the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. For mortgage-backed securities which were greater than 12 months duration, of the $37 million in unrealized losses less than $1 million were below an investment grade rating. The contractual cash flows of the majority of these securities are guaranteed by Federal National Mortgage Association. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. For corporate debt securities which were greater than 12 months duration, of the $41 million in unrealized losses all except $12 million carried an investment grade rating. Based upon the Company’s impairment review process, the decline in the value of these investments is not considered to be other-than-temporary.

The Company is not exposed to any significant concentrations of credit risk from a non-governmental issuer.

b.	Common stocks

The cost and carrying value of common stocks were as follows:

	December 31,
	2005	2004
	(In Millions)
Cost	$697	$700
Gross unrealized gains	299	305
Gross unrealized losses	(35)	(36)

Carrying value	$961	$969

The gain and loss activity of common stocks, including other-than-temporary impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$160	$138	$91
Gross realized capital losses	32	21	44

Other-than-temporary impairments on common stocks were $18 million, $9 million and $26 million during the years ended December 31, 2005, 2004 and 2003, respectively, and were included in realized capital losses.

The investments in common stocks included holdings in 215 issuers in an unrealized loss position with a fair value of $139 million including unrealized losses of $33 million, of which $16 million were greater than 12 months. In 2004, investments in common stocks included holdings in 185 issuers with a fair value of $69 million including unrealized losses of $36 million, of which $15 million were greater than 12 months. Based upon the Company’s impairment review process, the decline in value of these securities is not considered to be other-than-temporary.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

At December 31, 2005 and 2004, the Company had a carrying value of $210 million and $236 million, respectively, of common stocks in which the transfer of ownership was restricted by governmental or contractual requirements.

The Company is not exposed to any significant concentrations of credit risk from a single or group issuer.

c.	Mortgage loans

Mortgage loans, comprised of commercial mortgage loans and residential mortgage loan pools, were $8,556 million and $8,805 million, net of valuation allowances of $5 million and $10 million, at December 31, 2005 and 2004, respectively. The Company’s commercial mortgage loans primarily finance various types of commercial properties throughout the United States. Residential mortgage loan pools are pools of homogeneous residential mortgage loans substantially backed by Federal Housing Administration and Veterans Administration guarantees. Taxes, assessments and amounts advanced not included in the mortgage loan total were less than $1 million at December 31, 2005 and 2004.

At December 31, 2005, scheduled mortgage loan maturities, net of valuation allowances, were as follows:

(In Millions)
2006	$571
2007	321
2008	635
2009	550
2010	775
Thereafter	3,650

Commercial mortgage loans	6,502
Residential mortgage loan pools	2,054

Total mortgage loans	$8,556

The Company invests in commercial mortgage loans collateralized by commercial real estate. The lending rates, including fixed and variable, on the portfolio of commercial mortgage loans ranged from 3.9% to 14.7% and from 2.9% to 14.7% for the years ended December 31, 2005 and 2004, respectively. The weighted average lending rate on commercial loans was 6.5% and 6.7% at December 31, 2005 and 2004, respectively. The lending rates on the mezzanine loan portfolio ranged from 7.0% to 20.0% and from 8.8% to 18.6%% for the years ended December 31, 2005 and 2004, respectively. The weighted average lending rate on mezzanine commercial loans was 11.5% and 11.7% at December 31, 2005 and 2004, respectively. During 2005, commercial mortgage loan lending rates on new issues, including fixed and variable, ranged from 4.7% to 8.0%, and mezzanine loan lending rates ranged from 7.0% to 20.0%.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The maximum percentage of any one commercial loan to the estimated value of secured collateral at the time the loan was originated, exclusive of mezzanine, insured, guaranteed or purchase money mortgages, was 92% at December 31, 2005 and 2004. The maximum percentage of any one mezzanine loan to the estimated value of secured collateral at the time the loan was originated was 98% at December 31, 2005 and 2004.

The gain and loss activity of mortgage loans, including other-than-temporary impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$65	$—	$2
Gross realized capital losses	2	4	4

There were no other-than-temporary impairments of mortgage loans for the years ended December 31, 2005 and 2003, respectively. Other-than-temporary impairments of mortgage loans were $3 million for the year ended December 31, 2004, and were included in realized capital losses.

At December 31, 2005, the Company had no restructured loans. At December 31, 2004, the Company had one restructured loan with an amortized cost of $1 million and no related valuation allowance. Restructured loans typically have been modified to defer a portion of the contracted interest payments to future periods. No interest was deferred to future periods for the years ended December 31, 2005 and 2004.

The balance in the valuation allowance at December 31, 2005 and 2004 was $5 million and $10 million, respectively. The changes in the provision are recorded through policyholders’ contingency reserves.

A portion of the Company’s mortgage loans was impaired and consisted of the following:

	December 31,
	2005	2004
	(In Millions)
Impaired mortgage loans with valuation allowance	$13	$58
Less valuation allowances on impaired loans	(5)	(10)

Net carrying value of impaired mortgage loans	$8	$48

The average recorded investment in impaired mortgage loans was $13 million and $93 million for the years ended December 31, 2005 and 2004, respectively. Interest income on impaired loans was less than $1 million, $5 million, and $8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Mortgage loans with a carrying value of $13 million had interest of $1 million that was 180 days past due at December 31, 2005. There were no mortgage loans with interest that was 180 days past due at December 31, 2004.

The geographic distribution of mortgage loans was as follows:

	December 31,
	2005	2004
	(In Millions)
California	$1,419	$1,203
Texas	471	529
Massachusetts	397	389
Florida	321	271
New York	313	391
Washington	267	140
All other states and countries	3,314	3,336

Commercial mortgage loans	6,502	6,259
Residential mortgage loan pools	2,054	2,546

Total mortgage loans	$8,556	$8,805

Geographic concentration is considered prior to the purchase of residential mortgage loan pools and there are no material concentration risks relative to policyholders’ contingency reserves with these pools.

d.	Real estate

The carrying value of real estate was as follows:

	December 31,
	2005	2004
	(In Millions)
Held for the production of income	$1,870	$2,119
Accumulated depreciation	(602)	(623)
Encumbrances	(180)	(206)

Held for the production of income, net	1,088	1,290

Held for sale	158	123
Accumulated depreciation	(88)	(30)

Held for sale, net	70	93

Occupied by the Company	201	213
Accumulated depreciation	(61)	(111)

Occupied by the Company, net	140	102

Total real estate	$1,298	$1,485

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The carrying value of non-income producing real estate, consisting primarily of land, was $13 million and $16 million at December 31, 2005 and 2004, respectively. One non-income producing real estate property with a carrying value of less than $1 million was under development as of December 31, 2005. None of the properties which were non-income producing real estate were under construction or major renovation at December 31, 2004.

Depreciation expense on real estate was $93 million, $103 million and $107 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In 2005 the Company sold real estate with a fair value of $225 million into a real estate separate account offered to contract holders and recognized a gain of $117 million related to this sale. In 2004, the Company transferred real estate with a fair value of $533 million into a real estate separate account offered to contract holders. As of December 31, 2005 and 2004 the Company had a deferred gain of $152 million and $159 million, respectively, related to this transfer.

The gain and loss activity of real estate investments, including impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$158	$146	$13
Gross realized capital losses	16	23	4

Impairments on real estate were $9 million and $2 million for the years ended December 31, 2005 and 2004, respectively, and were included in realized capital losses.

The Company is not exposed to any significant concentrations of credit risk in its real estate portfolio.

e.	Other investments

Other investments include investments in partnerships and LLCs, derivative financial instruments, common stocks of unconsolidated subsidiaries and affiliates, preferred stocks and other miscellaneous investments.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The carrying values of other investments were as follows:

	December 31,
	2005	2004
	(In Millions)
Partnerships and LLCs	$2,635	$1,829
Derivative financial instruments	1,274	1,478
MassMutual Holding, LLC	1,713	809
Common stocks of other unconsolidated subsidiaries and affiliates	1,279	1,112
Preferred stocks	132	161
Other	1	3

Total	$7,034	$5,392

The gain and loss activity of partnerships and LLCs, including other-than-temporary impairments, was as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Gross realized capital gains	$44	$28	$24
Gross realized capital losses	34	65	33

Other-than-temporary impairments relating to investments in partnerships and LLCs for the years ended December 31, 2005, 2004 and 2003 were $27 million, $49 million and $32 million, respectively, and were included in realized capital losses.

The Company is not exposed to any significant concentrations of credit risk in other investments.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

f.	Net investment income

Net investment income was derived from the following sources:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Bonds	$2,286	$2,089	$1,966
Common stocks	51	30	20
Mortgage loans	585	578	530
Policy loans	524	507	505
Real estate	252	280	290
Derivative financial instruments	269	373	451
Cash, cash equivalents and short-term investments	130	111	132
Other investments	378	266	303

Subtotal investment income	4,475	4,234	4,197
Amortization of IMR	(24)	34	117
Net gain from separate accounts	26	11	—
Less investment expenses	(455)	(441)	(444)

Net investment income	$4,022	$3,838	$3,870

g.	Net realized capital gains and losses

Net realized capital gains and losses were comprised of the following:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Bonds	$(33)	$(30)	$(27)
Common stocks	128	117	47
Mortgage loans	63	(4)	(2)
Real estate	142	123	9
Derivative financial instruments	(219)	(28)	(214)
Other investments	23	(39)	(56)
Federal and state taxes	1	(21)	—

Net realized capital gains (losses) before deferral to IMR	105	118	(243)

Net losses deferred to IMR	168	28	82
Less taxes	(59)	(9)	(29)

Net after tax losses deferred to IMR	109	19	53

Net realized capital gains (losses)	$214	$137	$(190)

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The net realized gains and losses on derivatives financial instruments by type are as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Interest rate swaps	$(120)	$(75)	$(318)
Currency swaps	(10)	2	—
Options	(50)	(58)	(23)
Forward commitments	(20)	116	222
Financial futures	(19)	(13)	(95)

Total	$(219)	$(28)	$(214)

h.	Securities lending

As of December 31, 2005 and 2004, securities with a fair value of $745 million and $2,026 million respectively, were on loan. Collateral, in the form of securities, of $768 million and $2,129 million was held on the Company’s behalf, by a trustee, as of December 31, 2005 and 2004 respectively.

i.	Repurchase and reverse repurchase agreements

At December 31, 2005 and 2004, the Company had repurchase agreements outstanding with a total carrying value of $37 million and $28 million, respectively. At December 31, 2005, the maturities of these agreements ranged from January 6, 2006 through January 13, 2006 while the interest rate was 4.4%. The outstanding amount at December 31, 2005 and 2004 was collateralized by bonds with a fair value of $37 million and $28 million, respectively.

At December 31, 2005 and 2004, the Company had reverse repurchase agreements outstanding with total carrying values of $244 million and $52 million, respectively. At December 31, 2005, the maturities of these agreements ranged from January 6, 2006 through March 9, 2006, while the interest rates ranged from 4.3% to 4.6%. The outstanding amounts at December 31, 2005 and 2004 were collateralized by bonds with a fair value of $245 million and $51 million respectively.

5.	Derivative financial instruments

The Company uses derivative financial instruments in the normal course of business to manage investment risks, primarily to reduce interest rate and duration imbalances determined in asset/liability analyses. The Company also uses a combination of derivatives and short-term investments to economically create temporary investment positions, which are highly liquid and of high quality. These combined investments perform like bonds and are held to improve the quality and performance of invested assets until other suitable investments become available. To a much lesser extent, some of these combinations are considered replication (synthetic asset) transactions as permitted under statutory accounting principles. The Company’s derivative strategy employs a variety of derivative financial instruments, including interest rate swaps, currency swaps, asset, equity and credit default

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

swaps, options, interest rate caps and floors, forward commitments, and financial futures. Investment risk is assessed on a portfolio basis and individual derivative financial instruments are not designated in hedging relationships; therefore, the criteria for hedge accounting are not met.

Under interest rate swaps, the Company agrees, at specified intervals, to an exchange of variable rate and fixed rate interest payments calculated by reference to an agreed upon notional principal amount.

Under currency swaps, the Company agrees to an exchange of principal denominated in two different currencies at current rates, under an agreement to repay the principal at a specified future date and rate. The Company utilizes currency swaps for the purpose of managing currency exchange risks primarily related to funding agreements.

Credit default swaps allow for transferring the credit exposure of fixed income products between parties. The buyer of the credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the underlying security. This transfers the risk of default from the buyer of the swap to the seller. The Company may use credit default swaps to reduce exposure to a particular issuer, or add exposure to an issuer.

Asset swaps allow for a fixed investment such as a bond with guaranteed coupon payments to be swapped for a floating investment such as an index.

Options grant the purchaser the right to buy or sell a security or enter into a derivative transaction at a stated price within a stated period. The Company’s option contracts have terms of up to 15 years.

Interest rate cap agreements grant the purchaser the right to receive the excess of a referenced interest rate over a stated rate calculated by reference to an agreed upon notional amount. Interest rate floor agreements grant the purchaser the right to receive the excess of a stated rate over a referenced interest rate calculated by reference to an agreed upon notional amount.

The Company utilizes certain other agreements including forward commitments and financial futures to reduce exposures to various risks. Forward commitments and financial futures are used by the Company to manage market risks relating to interest rates. The Company also uses “to be announced” (“TBAs”) forward contracts to participate in the investment return on mortgage-backed securities. TBAs provide a more liquid and cost effective method than purchasing or selling individual mortgage-backed pools. Typically, the price is agreed upon at the time of the contract and payment is made at a specified future date. The Company usually does not purchase TBAs with settlement by the first possible delivery date and thus accounts for these TBAs as derivatives. TBAs which settle on the first possible delivery date are accounted for as bonds. The Company’s futures contracts are exchange traded and have credit risk. Margin requirements are met with the deposit of securities. Futures contracts are generally settled with offsetting transactions.

The Company’s principal derivative market risk exposures are interest rate risk, which includes the impact of inflation, and credit risk. Interest rate risk pertains to the change in

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

fair value of the derivative instruments as market interest rates move. The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. In order to minimize credit risk, the Company and its derivative counterparties require collateral to be posted in the amount owed under each transaction, subject to threshold and minimum transfer amounts that are functions of the rating on the counterparty’s long term, unsecured, unsubordinated debt. Additionally, in many instances, the Company enters into agreements with counterparties which allow for contracts in a positive position, where the Company is due amounts, to be offset by contracts in a negative position. This right of offset, combined with collateral obtained from counterparties, reduces the Company’s exposure. As of December 31, 2005 and 2004, the Company held collateral of $1,100 million and $1,358 million, respectively. Market value exposure at risk, in a net gain position, net of offsets and collateral, was $154 million and $152 million at December 31, 2005 and 2004, respectively. Negative values in the carrying value of a particular derivative category can result due to a counterparty’s right to offset positions in multiple derivative financial instruments. The Company regularly monitors counterparty credit ratings and exposures, derivatives positions and valuations, and the value of collateral posted to ensure counterparties are credit-worthy and the concentration of exposure is minimized. The Company monitors this exposure as part of its management of the Company’s overall credit exposures.

The following tables summarize the carrying values, and notional amounts of the Company’s derivative financial instruments:

	December 31, 2005
	Assets		Liabilities
	Carrying Value	Notional Amount	Carrying Value	Notional Amount
	(In Millions)
Interest rate swaps	$756	$30,046	$8	$1,397
Currency swaps	281	1,263	74	324
Asset, equity and credit default swaps	(1)	529	—	—
Options	228	9,146	—	—
Interest rate caps and floors	—	1,059	—	—
Forward commitments	10	1,545	3	50
Financial futures - short positions	—	530	—	—

Total	$1,274	$44,118	$85	$1,771

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	December 31, 2004
	Assets		Liabilities
	Carrying Value	Notional Amount	Carrying Value	Notional Amount
	(In Millions)
Interest rate swaps	$966	$22,006	$2	$247
Currency swaps	378	1,040	68	264
Asset, equity and credit default swaps	1	291	—	—
Options	133	6,899	—	—
Interest rate caps and floors	5	1,000	—	—
Forward commitments	(5)	599	6	341
Financial futures - short positions	—	64	—	—
Financial futures - long positions	—	856	—	—

Total	$1,478	$32,755	$76	$852

Notional amounts do not represent amounts exchanged by the parties and thus are not a measure of the exposure of the Company. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the instruments, which relate to interest rates, exchange rates, security prices, or financial and other indices.

The following table represents the Company’s net notional interest rate swap positions:

	December 31,
	2005	2004
	(In Millions)
Open interest rate swaps in a fixed receive position	$15,256	$14,341
Open interest rate swaps in a fixed pay position	9,500	7,472
Other interest related swaps	6,687	440

Total interest rate swaps	$31,443	$22,253

6.	Fair value of financial instruments

The fair value disclosures below may not necessarily be indicative of amounts that could be realized in immediate settlement of the financial instrument. The use of different assumptions or valuation methodologies may have a material impact on the estimated fair value amounts.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following table summarizes the Company’s financial instruments:

	December 31,
	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Millions)
Financial assets:
Bonds	$37,263	$38,264	$38,493	$40,069
Common stocks	961	961	969	969
Preferred stocks	132	144	161	170
Mortgage loans	8,556	8,740	8,805	9,152
Policy loans	7,284	7,284	6,912	6,912
Derivative financial instruments	1,274	1,274	1,478	1,478
Cash, cash equivalents and short-term investments	3,884	3,884	2,296	2,296

Financial liabilities:
Derivative financial instruments	85	85	76	76
Funding agreements	2,971	2,992	3,651	3,741
Investment-type insurance contracts	11,072	10,989	11,150	11,193

As of December 31, 2005, external vendors and broker quotations were the pricing sources for 71% of bond securities and internal models were the pricing sources for 29% of bond securities.

7.	Fixed assets

The Company has fixed assets, comprised primarily of internally developed and purchased software, operating software, EDP equipment, office equipment and furniture. Fixed assets amounted to $141 million and $143 million, net of accumulated depreciation of $317 million and $274 million, at December 31, 2005 and 2004, respectively. Depreciation expense on fixed assets for the years ended December 31, 2005, 2004 and 2003 was $55 million, $59 million and $63 million, respectively.

8.	Surplus notes

The following table summarizes the surplus notes issued and outstanding as of December 31, 2005:

Issue Year	Amount	Interest Rate	Maturity Date
	(In Millions)
1993	$250	7.625%	2023
1994	100	7.500%	2024
2003	250	5.625%	2033

Total	$600

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

These notes are unsecured and subordinate to all present and future indebtedness of the Company, policy claims and prior claims against the Company as provided by the Massachusetts General Laws. These surplus notes are held by bank custodians for unaffiliated investors. Issuance was approved by the Division. Surplus notes are included in policyholders’ contingency reserves.

All payments of interest and principal are subject to the prior approval of the Division. Anticipated sinking fund payments are due for the notes issued in 1993 and 1994 as follows: $62 million in 2021, $88 million in 2022, $150 million in 2023, and $50 million in 2024. There are no sinking fund requirements for the notes issued in 2003.

Interest on the notes issued in 1994 is payable on March 1 and September 1 of each year to holders of record on the preceding February 15 or August 15, respectively. Interest on the notes issued in 2003 and 1993 is payable on May 15 and November 15 of each year to holders of record on the preceding May 1 or November 1, respectively. Interest expense is not recorded until approval for payment is received from the Division. Interest of $41 million, $41 million and $34 million was approved and paid in 2005, 2004 and 2003, respectively.

9.	Related party transactions

The Company has management and service contracts and cost-sharing arrangements with various subsidiaries and affiliates whereby the Company, for a fee, will furnish a subsidiary or affiliate, as required, operating facilities, human resources, computer software development and managerial services. Fees earned under the terms of these contracts and arrangements related to unconsolidated subsidiaries and affiliates were $167 million, $151 million and $155 million for 2005, 2004 and 2003, respectively. The majority of these fees were from C.M. Life Insurance Company (“C.M. Life”), which accounted for $100 million in 2005, $113 million in 2004 and $121 million in 2003.

The Company has agreements with its affiliates, including Babson Capital Management LLC (“Babson Capital”) and OppenheimerFunds Inc., whereby the Company receives revenue from these affiliates for certain recordkeeping and other services that the Company provides to customers who select, as investment options, mutual funds managed by these affiliates. The agreement with Babson Capital was discontinued during 2004. For the years ended December 31, 2005, 2004 and 2003 revenue of $16 million, $15 million and $13 million, respectively, was recorded by the Company under these agreements.

Various unconsolidated subsidiaries and affiliates, including Babson Capital, provide investment advisory services to the Company. Fees incurred for such services were $160 million, $147 million and $132 million for 2005, 2004 and 2003, respectively. In addition, an unconsolidated subsidiary provides administrative services for employee benefit plans to the Company. Total fees for such services were $11 million, $9 million and $8 million for 2005, 2004 and 2003, respectively.

In 2003 and 2005, the Company entered into modified coinsurance agreements with its unconsolidated Japanese affiliate, MassMutual Life Insurance Company, on certain life insurance products. Total premium assumed under these agreements was $67 million, $40

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

million and $41 million for the years ended December 31, 2005, 2004 and 2003, respectively. Commissions included $36 million, $6 million and $40 million of expense allowances on reinsurance ceded in 2005, 2004 and 2003, respectively. Total policyholders’ benefits assumed were $20 million, $14 million and $12 million in 2005, 2004 and 2003, respectively. Modified coinsurance adjustments of $32 million, $16 million and $17 million were paid by the Company in 2005, 2004 and 2003, respectively.

The Company has reinsurance agreements with its subsidiaries, C.M. Life and MML Bay State Life Insurance Company (“Bay State”), including stop-loss, coinsurance, modified coinsurance and yearly renewable term agreements on life insurance products. Total premium assumed on these agreements were $114 million, $168 million and $239 million in 2005, 2004 and 2003, respectively. Commissions included $26 million, $86 million and $104 million of expense allowances in 2005, 2004 and 2003, respectively. Total policyholders’ benefits incurred on these agreements were $75 million, $92 million and $62 million in 2005, 2004 and 2003, respectively. Modified coinsurance adjustments of $47 million, $40 million and $37 million were recorded from Bay State and C.M. Life in 2005, 2004 and 2003, respectively. Experience refunds of $7 million, $16 million and $16 million were paid to Bay State and C.M. Life in 2005, 2004 and 2003, respectively. In 2004, the Company discontinued its coinsurance agreements for new business related to two universal life products with C.M. Life.

The Company participates in variable annuity exchange programs with its subsidiary, C.M. Life, whereby certain Company variable annuity contract holders can make a non-taxable exchange of their contract for an enhanced C.M. Life variable annuity contract. Surrender benefits, related to these exchange programs, were $88 million, $118 million and $117 million in 2005, 2004 and 2003, respectively. The Company has an agreement with C.M. Life to compensate the Company for the lost revenue associated with the exchange of these contracts. As a result of these exchanges, the Company had commissions receivable of less than $1 million as of December 31, 2005 and 2004, respectively, and received commissions of $1 million, $5 million and $9 million from C.M. Life for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company had outstanding amounts due to Babson Capital of $25 million at 4.0% and $23 million at 4.5%, and to Cornerstone Real Estate Advisers LLC of $5 million at 4.0 % and $4 million at 4.5% at December 31, 2005 and 2004, respectively. The amounts are due in 2008 and 2007, respectively, but early repayment may be made at the option of the Company. Both are payable semi-annually in arrears. Interest accrued and paid was $1 million for the years ended December 31, 2005 and 2004.

10.	Reinsurance

The Company cedes insurance to unaffiliated insurers in order to limit its insurance risk. The Company’s initial retention limit per individual life insured is generally $15 million; the portion of the risk exceeding the retention limit is reinsured with other insurers. In addition to reinsurance on a portion of its life business, the Company also reinsures all of its long-term care business and a small portion of its disability business. The amounts reinsured are on a yearly renewable term or coinsurance basis. Such transfers do not relieve the Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

losses. The Company reduces this risk by evaluating the financial condition of reinsurers and monitoring for possible concentrations of credit risk. The Company records a receivable for reinsured benefits paid and reduces policyholders’ reserves for the portion of insurance liabilities that are reinsured. The cost of reinsurance is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for underlying policies.

The Company and its officers and directors do not own any portion of a non-affiliated reinsurer nor were any policies issued by the Company reinsured with a company chartered in a country other than the United States which is owned in excess of 10% or controlled directly or indirectly by an insured, a beneficiary, a creditor or any other person not primarily engaged in the insurance business. There are no reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits. The Company has no reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts which, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premium collected under the reinsured policies.

If all reinsurance agreements were terminated by either party as of the date of this statement, the resulting reduction in surplus due to loss of reinsurance reserve credits net of unearned premium would be approximately $912 million assuming no return of other assets from the reinsurer to the Company upon termination of these agreements.

Premium ceded to unaffiliated insurers were $436 million, $378 million and $328 million and reinsurance recoveries were $215 million, $166 million and $187 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amounts recoverable from reinsurers were $78 million and $50 million as of December 31, 2005 and 2004, respectively. At December 31, 2005, one reinsurer accounted for 33% of the outstanding reinsurance recoverable and the next largest reinsurer had 18% of the balance.

Reserves ceded to unaffiliated insurers were $1,068 million and $928 million as of December 31, 2005 and 2004, respectively. Of these reserves, the amounts associated with life policies for mortality and other related risks totaled $801 million and $708 million as of December 31, 2005 and 2004, respectively. The remaining balance relates to long-term care and disability policies.

11.	Investments in unconsolidated subsidiaries

The Company has two primary domestic life insurance subsidiaries, C.M. Life, a subsidiary which primarily writes fixed and variable annuities and universal life insurance business, and Bay State, a subsidiary of C.M. Life which primarily writes variable life and bank-owned life insurance business.

The Company’s wholly-owned subsidiary, MMHLLC, is the parent of other subsidiaries which include retail and institutional asset management, registered broker-dealer, and international life and annuity operations.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company does not rely on dividends from its subsidiaries to meet its operating cash flow requirements. Dividend payments from insurance subsidiaries are subject to certain restrictions imposed by statutory authorities.

For domestic life insurance subsidiaries, substantially all of the statutory shareholder’s equity of approximately $448 million at December 31, 2005 is subject to dividend restrictions. Dividend restrictions, imposed by various state regulations, limit the payment of dividends to the Company without the prior approval from the Department. The Company’s domestic insurance subsidiary, C.M. Life, is required to obtain prior approval for dividend payments in 2006.

For international insurance subsidiaries, the most significant insurance regulatory jurisdictions include Japan, Taiwan, Hong Kong and Bermuda. Historically, the Company reinvested a substantial portion of its unrestricted earnings in these operations.

In 2005, 2004 and 2003, the Company contributed additional paid-in capital of $517 million, $30 million and $256 million, respectively, to its subsidiaries including MMHLLC. During the first quarter of 2005, MMHLLC purchased Baring Asset Management. During 2005, the Company contributed capital to MMHLLC to establish a new monoline financial guaranty insurance company. During the fourth quarter of 2005, MMHLLC completed the sale of Antares Capital Corporation (“Antares”) and as a result MMHLLC, with a portion of the proceeds of the sale, paid down debt owed to the Company.

In 2005, 2004 and 2003, the Company received $100 million, $100 million and $150 million, respectively, in distributions from MMHLLC. The carrying value of MMHLLC was $1,713 million and $809 million at December 31, 2005 and 2004, respectively. The Company held debt issued by MMHLLC and its subsidiaries that amounted to $1,038 million and $2,493 million at December 31, 2005 and 2004, respectively. The Company recorded interest income on MMHLLC debt of $72 million, $88 million and $132 million in 2005, 2004 and 2003, respectively. Operating results, less dividends declared, for MMHLLC are reflected as net unrealized capital gains in the Statutory Statements of Changes in Policyholders’ Contingency Reserves.

Summarized below is statutory financial information for the unconsolidated domestic life insurance subsidiaries:

	As of and for the Years Ended December 31,
	2005	2004	2003
	(In Millions)
Total revenue	$1,367	$2,295	$1,946
Net income	137	72	105
Assets	13,544	13,299	11,690
Liabilities	12,892	12,680	11,081

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Summarized below is GAAP financial information for the other unconsolidated subsidiaries:

	As of and for the Years Ended December 31,
	2005	2004	2003
	(In Millions)
Total revenue	$5,029	$4,214	$3,230
Net income	693	342	274
Assets	27,577	19,608	14,824
Liabilities	24,875	18,042	13,557

12.	Policyholders’ liabilities

a.	Policyholders’ reserves

The following table summarizes policyholders’ reserves, net of reinsurance, and the range of interest rates by type of product ($ in millions):

	December 31,
	2005		2004
	Amount	Interest Rates	Amount	Interest Rates
Individual life	$27,893	2.5% - 6.0%	$26,936	2.5% - 6.0%
Group annuities	9,020	2.3% - 11.3%	9,006	2.3% - 11.3%
Group life	8,696	2.5% - 4.5%	7,973	2.5% - 4.5%
Individual annuities	2,808	2.3% - 11.3%	2,617	2.3% - 11.3%
Disabled life claim reserves	1,660	3.5% - 6.0%	1,591	3.0% - 6.0%
Individual universal and variable life	1,448	3.5% - 6.0%	1,136	3.5% - 6.0%
Guaranteed investment contracts	669	2.5% - 13.0%	819	2.5% - 13.0%
Disability active life reserves	549	3.5% - 6.0%	513	3.0% - 6.0%
Other	153	2.5% - 4.5%	153	2.5% - 4.5%

Total	$52,896		$50,744

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Guaranteed investment contracts (“GICs”) are pension plan investment contracts that pay a specified non-participating interest rate on contributions and pay book value at a specified maturity date. Contributions and withdrawals are largely fixed at the time of sale. As of December 31, 2005, approximately $144 million can be surrendered with a market-value adjustment. At December 31, 2005, the Company’s GICs maturity schedule was as follows:

(In Millions)
2006	$122
2007	139
2008	115
2009	279
2010	8
Thereafter	6

Total	$669

b.	Deposit fund balances

The following table summarizes deposit fund balances and the range of interest rates by type of product ($ in millions):

	December 31,
	2005		2004
	Amount	Interest Rates	Amount	Interest Rates
Funding agreements	$2,971	2.6% - 10.2%	$3,651	1.2% - 10.2%
Supplementary contracts	624	2.5% - 8.0%	631	2.5% - 8.0%
Dividend accumulations	604	4.3% - 4.6%	614	4.6% - 5.1%
Other	140	4.0% - 8.0%	151	4.0% - 5.0%

Total	$4,339		$5,047

The Company created trusts which established a $2 billion European Medium-Term Note Program and a $5 billion Global Medium-Term Note Program. The purpose of both programs is to issue medium-term notes to domestic and international investors. Proceeds from the sale of the medium-term notes by these unconsolidated affiliated trusts are used to purchase funding agreements from the Company. The payment terms of any particular series of notes are matched by the payment terms of the funding agreement securing the series.

Structurally the same as GICs, funding agreements are investment contracts sold to the domestic and international non-qualified market. In general, the terms of the funding agreements do not give the holder the right to terminate the contract prior to the contractually stated maturity dates. No funding agreements have been issued with put provisions or ratings-sensitive triggers. Currency swaps are employed to economically eliminate foreign exchange risk from all funding agreements issued to back non-U.S. dollar denominated notes.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

As of December 31, 2005, the Company has cumulatively issued $3,754 million of funding agreements under these programs.

At December 31, 2005, the Company’s maturity schedule for funding agreements was as follows:

(In Millions)
2006	$767
2007	520
2008	307
2009	450
2010	206
Thereafter	721

Total	$2,971

c.	Unpaid claims and claim expense reserves

The Company establishes unpaid claims and claim expense reserves to provide for the estimated cost of paying claims under individual disability and long term care policies written by the Company. These reserves include estimates for both claims that have been reported and those that have been incurred but not reported, and include estimates of all expenses associated with processing and settling these claims. This estimation process is based significantly on the assumption that past experience is an appropriate indicator of future events, and involves a variety of actuarial techniques that analyze experience, trends and other relevant factors. Accordingly, actual claim reserves may vary from present estimates. The amounts recorded for unpaid claim and claim expense reserves represent the Company’s best estimate based upon currently known facts and actuarial guidelines.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following table summarizes the disabled life unpaid claims and claim expense reserves:

	December 31,
	2005	2004
	(In Millions)
Claim reserves, beginning of year	$1,722	$1,642
Less reinsurance recoverables	(98)	(79)

Net claim reserves, beginning of year	1,624	1,563

Claims paid related to:
Current year	(15)	(7)
Prior years	(242)	(240)

Total claims paid	(257)	(247)

Incurred related to:
Current year’s incurred	197	173
Current year’s interest	5	4
Prior years’ incurred	59	58
Prior years’ interest	76	73

Total incurred	337	308

Net claim reserves, end of year	1,704	1,624
Plus reinsurance recoverables	88	98

Claim reserves, end of year	$1,792	$1,722

The changes in reserves for incurred claims related to prior years are primarily the result of ongoing analysis of recent loss development trends and include $8 million and $19 million of prior period corrections recorded to policyholders’ contingency reserves.

The following table reconciles the disabled life claim reserves to net claim reserves at the end of the year presented in the previous table. Disabled life claim reserves are recorded in policyholders’ reserves. Accrued claim liabilities are recorded in other liabilities.

	December 31,
	2005	2004
	(In Millions)
Disabled life claim reserves	$1,660	$1,591
Accrued claim liabilities	44	33

Net claim reserves, end of year	$1,704	$1,624

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

d.	Secondary guarantees

The following table shows the liabilities for guaranteed minimum death, accumulation and income benefits on annuity and variable universal life contracts:

	Annuity			Life	Total
	GMDB	GMAB	GMIB	GMDB
	(In Millions)
December 31, 2005	$3	$4	$7	$20	$34
December 31, 2004	3	2	3	2	10

The following table summarizes the account values, net amount at risk and weighted average attained age for annuity contracts with guaranteed minimum death, accumulation and income benefits classified as policyholders’ reserves and separate accounts. Net amount at risk is defined as the seriatim total of the minimum guarantee less the account value, but not less than zero.

	December 31, 2005			December 31, 2004
	Account Value	Net Amount at Risk	Weighted Average Attained Age	Account Value	Net Amount at Risk	Weighted Average Attained Age
	($ In Millions)
GMDB	$6,049	$65	59	$5,535	$91	58
GMAB	507	—	N/A	335	—	N/A
GMIB	1,017	1	59	636	—	53

Account balances of annuity contracts with GMDB guarantees invested in separate accounts were $5,131 million and $4,532 million at December 31, 2005 and 2004, respectively. In addition to the amount invested in separate account investment options, $918 million and $1,003 million of account balances of annuity contracts with GMDB guarantees were invested in general account investment options at December 31, 2005 and 2004, respectively.

The Company sells universal life and variable universal life type contracts with and without certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. As of December 31, 2005 and 2004, the net liability for contracts with secondary guarantees on universal life and variable universal life type contracts including GMDB reserves was $397 million and $279 million, respectively.

The determination of the GMDB claim reserves is based on Actuarial Guideline 34 and 37. Reserves for GMAB and GMIB are based on Actuarial Guideline 39.

GMDB benefits will be paid on death, which we generally expect between ages 60 and 90. GMAB benefits will be paid either 10 or 20 years from their election dependent on the terms of the benefit. GMIB benefits are generally expected to be initiated between ages 60 and 80; the Company does not expect significant elections after age 80 as the benefit accumulation ceases at that time.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

13.	Employee benefit plans

The Company provides multiple benefit plans including retirement plans and life and health benefits to employees, certain employees of unconsolidated subsidiaries, agents and retirees.

a.	Pension and savings plans

The Company has funded and unfunded non-contributory defined benefit pension plans. The plans cover substantially all employees and agents. For some participants, benefits are calculated as the greater of a formula based on either final average earnings and length of service or a cash balance formula which calculates benefits based on amounts allocated to participants that take into consideration age, service and salary during their careers.

The Company’s policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company contributed $70 million, $40 million and $48 million to its qualified defined benefit plan for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company sponsors funded and unfunded defined contribution plans for substantially all of its employees and agents. The Company contributes to the funded plan by matching participant contributions up to three percent of pay, within certain limits, based on years of service and the financial results of the Company each year. Company contributions, and any related earnings, are vested based on years of service using a graduated vesting schedule with full vesting after three years of service.

The matching contributions by the Company were $20 million, $21 million and $18 million for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in operating expenses.

The Company also maintains a money purchase pension plan for agents, which was frozen in 2001.

b.	Other postretirement benefits

The Company provides certain life insurance and health care benefits (“other postretirement benefits”) for its retired employees and agents, and their beneficiaries and dependents. The health care plan is contributory; a portion of the basic life insurance plan is non-contributory. Substantially all of the Company’s employees and agents may become eligible to receive other postretirement benefits. These benefits are funded as considered necessary by the Company’s management. The postretirement health care plans include a limit on the Company’s share of costs for recent and future retirees.

The initial transition obligation of $138 million is being amortized over 20 years through 2012. At December 31, 2005 and 2004, the net unfunded accumulated benefit obligation was $278 million and $247 million, respectively, for employees and agents eligible to retire or currently retired.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The following tables set forth for the pension and postretirement/employee plans: (a) a reconciliation of beginning and ending balances of the benefit obligation or liability of the Company; (b) a reconciliation of beginning and ending balances of the fair value of the plan assets or what the plans have in assets to cover the Company’s obligation; and (c) the funded status of these plans or what the Company currently owes on these plans to meet its obligations. Prepaid and accrued benefit costs are included in other assets and other liabilities, respectively in the Company’s Statutory Statements of Financial Position. The status of these plans as of September 30, adjusted for fourth-quarter activity, is summarized below:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
	(In Millions)
Change in projected benefit obligation:
Benefit obligation, beginning of year	$1,197	$1,126	$258	$282
Service cost	39	34	5	5
Interest cost	70	66	15	15
Medicare prescription direct subsidy	—	—	—	(33)
Actuarial loss	54	32	23	9
Benefits paid	(64)	(61)	(24)	(27)
Contribution by plan participants	—	—	8	7
Plan amendments	—	—	3	—
Change in actuarial assumptions	87	—	—	—

Projected benefit obligation, end of year	$1,383	$1,197	$288	$258

Change in plan assets:
Fair value of plan assets, beginning of year	$1,071	$964	$11	$16
Actual return on plan assets	137	115	—	—
Employer contribution	84	53	15	15
Benefits paid	(64)	(61)	(24)	(27)
Contributions by plan participants	—	—	8	7

Fair value of plan assets, end of year	$1,228	$1,071	$10	$11

Funded status:	$(155)	$(126)	$(278)	$(247)
Unrecognized net actuarial loss	506	451	59	36
Unrecognized prior service cost	—	—	3	—
Remaining net obligation at initial date of application	7	7	37	42
Effect of fourth quarter activity	3	3	3	4

Subtotal net amount recognized	361	335	(176)	(165)
Less assets non-admitted	510	480	—	—

Net amount recognized	$(149)	$(145)	$(176)	$(165)

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
	(In Millions)
Amounts recognized in the Statutory
Statements of Financial Position:
Prepaid benefit cost	$503	$473	$—	$—
Intangible assets	7	7	—	—
Less assets non-admitted	510	480	—	—

Net prepaid pension plan asset	—	—	—	—
Accrued benefit cost	(196)	(189)	(176)	(165)
Policyholders’ contingency reserves	47	44	—	—

Net amount recognized	$(149)	$(145)	$(176)	$(165)

Projected benefit obligation for:
Vested employees	$1,383	$1,197	$288	$258
Non-vested employees	32	31	40	39

Accumulated benefit obligation for defined benefit plans	$1,301	$1,130

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets are as follows:

	December 31,
	2005	2004
	(In Millions)
Projected benefit obligation	$211	$197
Accumulated benefit obligation	196	189
Fair value of plan assets	—	—

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Net periodic (benefit) cost is included in operating expenses on the Statutory Statements of Income for the years ended December 31, 2005 and 2004, which contain the following components:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
	(In Millions)
Components of net periodic (benefit) cost:
Service cost	$39	$34	$5	$5
Interest cost	70	66	15	15
Expected return on plan assets	(80)	(76)	—	—
Amortization of unrecognized transition obligation	1	1	5	5
Amount of recognized losses	28	27	1	1

Total net periodic cost	$58	$52	$26	$26

Increase in minimum liability included in policyholders’ contingency reserves	$3	$9	$—	$—

The weighted-average assumptions and assumed health care cost trend rates at December 31, 2005 and 2004 used by the Company to calculate the benefit obligations as of those dates and to determine the benefit costs are as follows:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
Weighted-average assumptions used to determine:
Benefit obligations:
Discount rate	5.50%	6.00%	5.50%	6.00%
Increase in future compensation levels	4.00%	4.00%	4.00%	4.00%

Net periodic benefit cost:
Discount rate	6.00%	6.00%	6.00%	6.00%
Long term rate of return on assets	8.00%	8.00%	3.00%	3.00%
Increase in future compensation levels	4.00%	4.00%	4.00%	4.00%

Assumed health care cost trend rates:
Health care cost trend rate	—	—	8.00%	9.00%
Ultimate health care cost trend rate after gradual decrease until 2010 and 2008, respectively	—	—	5.00%	5.00%

The long-term rate of return for the qualified pension plan is established via a building block approach with proper consideration for diversification and rebalancing. Historical markets are studied and long-term historical relationships between equities and fixed-income

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined.

The change in the discount rate from 6.00% in 2004 to 5.50% in 2005 is in direct correlation to the change in the Moody’s Aa Corporate Bond rate as of the measurement date of September 30, 2005, which has resulted in an increase in the benefit obligation.

The health care cost trend rate assumption was decreased in 2005 due to favorable claims experience. Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rate would have the following effects in 2005:

	One-Percentage Point Increase	One-Percentage Point Decrease
	(In Millions)
Effect on total service and interest cost	$1	$(1)
Effect on other postretirement benefit obligation	18	(16)

The Company’s pension plan weighted-average asset allocations by asset category are as follows:

	Plan Assets at December 31,
Asset Category	Actual 2005	2005 Target Ranges	Actual 2004
Domestic equity	55%	45.0% - 55.0%	54%
International equity	12	7.5% - 12.5%	11
Domestic fixed-income	24	25.0% - 35.0%	27
Alternative investments	9	7.5% - 12.5%	8

Total	100%		100%

As of December 31, 2005 and 2004, pension plan assets of $1,238 million and $1,150 million, respectively, were invested in group annuity contracts which invest in the Company’s general and separate accounts.

The Company employs a total return investment approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Alternative assets such as real estate, private equity and hedge funds are used to improve portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company’s other postretirement benefit plans’ weighted-average asset allocations by asset category are as follows:

	Plan Assets at December 31,
Asset Category	2005	2004
Domestic fixed income	45%	50%
Cash and cash equivalents	55	50

Total	100%	100%

The Company invests in highly liquid money market investments and other fixed-income investments to the extent necessary to satisfy reasonably anticipated routine current benefit liability amounts, with additional amounts sufficient to satisfy reasonably anticipated spikes in such liability amounts.

The Company expects to spend $35 million to meet its expected obligations under its nonqualified pension plans and other postretirement benefit plans in 2006.

The expected future pension and other postretirement benefit payments and Medicare prescription drug direct government subsidy receipts, which reflect expected future service, are as follows:

	Pension Benefits	Other Postretirement Benefits	Medicare Prescription Direct Subsidy
	(In Millions)
2006	$61	$21	$2
2007	64	22	2
2008	67	23	2
2009	70	25	3
2010	73	26	3
2011-2015	437	146	15

The net expense charged to operations for all employee benefit plans was $165 million, $160 million and $132 million for the years ended December 31, 2005, 2004 and 2003, respectively.

c.	Employee compensation plans

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are given an annual bonus based on individual and company performance. The costs associated with the short-term incentive compensation plan were recorded by the Company.

Nonqualified deferred compensation plans are offered allowing certain employees to elect to defer a portion of their compensation. Several shadow investment options are available under these plans. The majority of costs associated with the nonqualified deferred compensation plan were recorded by the Company with less than $1 million being recorded by the MMHLLC.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

Key employees of the Company have been granted performance units in a long-term incentive compensation plan. Under this plan, performance units are granted at the start of each three year performance period. An individual employee’s participation and/or the number of units granted may vary from one cycle to the next based on performance, impact on organization and relative contribution. Each unit’s value is based on the three year consolidated results for the total enterprise on pre-established goals and measures for each performance cycle. Awards are paid at the completion of each three year performance period and are subject to forfeiture if separation from service occurs for reasons other than retirement, death, disability, divestiture or position elimination. During 2005, 25% of the costs were recorded by MMHLLC with the remainder recorded by the Company. In 2004, 50% of the costs related to the long-term incentive plan were recorded by MMHLLC with the remainder recorded by the Company.

Several key employees of the Company and MMHLLC have been granted special compensation agreements which provide fixed amounts that become vested and payable at retirement. These fixed amounts are invested in several shadow investment options specified by each agreement that allow for additional earnings to be credited based on market performance. During 2005, 98% of the costs related to the special compensation agreements were recorded by MMHLLC with the remainder recorded by the Company. In 2004, 99.9% of the costs were recorded by MMHLLC with the remainder recorded by the Company.

14.	Federal income taxes

Federal income taxes are based upon the Company’s best estimate of its current and deferred tax liabilities. Deferred income taxes, which provide for book versus tax temporary differences, are subject to limitations and are reported as a separate component of policyholders’ contingency reserves. Accordingly, the reporting of temporary differences, such as reserves and policy acquisition costs, and of permanent differences, such as policyholder dividends and tax credits, results in effective tax rates that differ from the federal statutory tax rate.

The components of the net deferred tax asset recognized in the Company’s assets, liabilities and policyholders’ contingency reserves are as follows:

	December 31,
	2005	2004
	(In Millions)
Total deferred tax assets	$2,315	$2,246
Total deferred tax liabilities	(1,210)	(1,244)

Net deferred tax asset	1,105	1,002
Deferred tax assets non-admitted	(700)	(607)

Net admitted deferred tax asset	$405	$395

Increase in non-admitted asset	$(93)	$(180)

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The provision for incurred tax expense (benefit) on earnings is as follows:

	Years Ended December 31,
	2005	2004	2003
	(In Millions)
Federal income tax expense (benefit)	$63	$122	$(132)
Foreign income tax expense	10	10	10

	73	132	(122)
Federal income tax (benefit) expense on net capital (losses) gains	(1)	21	—

Federal and foreign income tax expense (benefit)	$72	$153	$(122)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2005	2004	Change
	(In Millions)
Deferred tax assets:
Reserve items	$624	$615	$9
Policy acquisition costs	428	422	6
Non-admitted assets	254	250	4
Policyholder dividend related items	240	212	28
Investment items	167	196	(29)
Unrealized investment losses	141	169	(28)
Pension and compensation related items	169	154	(101)
Other	292	228	180

Total deferred tax assets	2,315	2,246	69
Non-admitted deferred tax assets	(700)	(607)	(93)

Admitted deferred tax assets	1,615	1,639	(24)

Deferred tax liabilities:
Unrealized investment gains	509	611	(102)
Investment items	287	224	63
Deferred and uncollected premium	178	175	3
Pension items	177	167	10
Other	59	67	(8)

Total deferred tax liabilities	1,210	1,244	(34)

Net admitted deferred tax asset	$405	$395	$10

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The change in net deferred income taxes, excluding amounts non-admitted, is comprised of the following:

	Years Ended December 31,
	2005	2004
	(In Millions)
Change in deferred tax assets	$69	$233
Change in deferred tax liabilities	34	(29)

Increase in deferred tax asset	103	204
Tax effect of unrealized gains	(102)	(38)
Tax effect of unrealized losses	28	(107)

Increase in net deferred income taxes	$29	$59

As of December 31, 2005, the Company had no net operating or capital loss carryforwards to include in deferred income taxes.

The provision for federal and foreign income tax expense is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes. The significant items causing this difference are as follows:

	Years Ended December 31,
	2005		2004		2003
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
	($ In Millions)
Provision computed at statutory rate	$220	35%	$151	35%	$70	35%
Investment items	(64)	(10)	(51)	(12)	(138)	(69)
Tax credits	(50)	(8)	(46)	(11)	(38)	(19)
Policyholder dividends	(47)	(8)	52	12	(34)	(17)
Change in reserve valuation basis	(22)	(4)	—	—	—	—
Non-admitted assets	(6)	—	(6)	(1)	(52)	(26)
Other	12	2	(6)	(1)	(11)	(6)

Total	$43	7%	$94	22%	$(203)	(102)%

Federal and foreign income tax expense (benefit)	$72		$153		$(122)
Change in net deferred income taxes	(29)		(59)		(81)

Total statutory income taxes expense (benefit)	$43		$94		$(203)

During the year ended December 31, 2005, the Company paid federal income taxes in the amount of $340 million. In 2004, the Company received federal income tax refunds in the amount of $85 million. In 2003, the Company paid federal income taxes in the amount of

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

$107 million. As of December 31, 2005, federal income taxes paid in the current and prior years that will be available for recovery in the event of future net losses were as follows: $21 million in 2005, $76 million in 2004 and $36 million in 2003.

The Job Creation and Worker Assistance Act of 2002 suspended the limitation on the deductibility of the Company’s dividends paid to policyholders for 2001 through 2003. The Pension Funding Equity Act of 2004 repealed the limitation for 2005 and later years. Based on data released by the United States Internal Revenue Service (“IRS”) during 2005, the Company revised its estimate used at year end 2004.

The American Jobs Creation Act of 2004, enacted October 22, 2004, included a one-time dividend received deduction on the repatriation of certain earnings to a U.S. taxpayer. Certain affiliates of the Company, recorded on an equity method, repatriated $50 million under this provision during the 2005 calendar year. The Company would have paid approximately an additional $6 million in taxes on the repatriated earnings without the one-time dividend received deduction.

The Company plans to file its 2005 federal income tax return with its eligible subsidiaries and certain affiliates. The Company and its eligible subsidiaries and certain affiliates are subject to a written tax-allocation agreement that allocates the group’s tax liability for payment purposes. Generally, the agreement provides that group members shall be compensated for the use of their losses and credits by other group members.

The IRS has completed its examination of the Company’s income tax returns through 2000 and is currently examining 2001 through 2003. Management believes any adjustments that may result from such examinations will not materially impact the Company’s financial position or liquidity. The outcome of a particular matter may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company’s income for the period.

15.	Business risks, commitments and contingencies

a.	Risks and uncertainties

The Company operates in a business environment subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk and credit risk. Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments and amounts due to policyholders. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company controls its exposure to this risk by, among other things, asset/liability matching techniques that account for the cash flow characteristics of the assets and liabilities. Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. Management does not believe that significant concentrations of credit risk existed as of December 31, 2005 and 2004 or for the three years ended December 31, 2005.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

The Company’s currency exchange risk is related to non-U.S. dollar denominated investments, its medium-term note programs and international operations. The Company mitigates its currency exposures related to its medium-term note programs through the use of derivatives. Capital invested by the Company in its international operations is not subject to currency exchange risk as the assets backing the capital are generally denominated in U.S. dollars.

Asset based fees calculated as a percentage of the separate account assets are a source of revenue to the Company. Gains and losses in the equity markets may result in corresponding increases and decreases in the Company’s separate account assets and related revenue.

b.	Leases

The Company leases office space and equipment in the normal course of business under various non-cancelable operating lease agreements. Total rental expense on operating leases was $34 million, $32 million and $39 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Future minimum lease commitments are as follows:

(In Millions)
2006	$34
2007	30
2008	26
2009	19
2010	15
Thereafter	23

Total	$147

c.	Guaranty funds

The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and policy claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially impact its financial position, results of operations, or liquidity.

d.	Litigation

The Company is involved in litigation arising in and out of the normal course of business, including purported class action suits, which seek both compensatory and punitive damages. In addition, the Company is engaged in litigation related to the termination of its former Chief Executive Officer in June 2005. Further, the Company, along with several other defendants, has been named in an adversary proceeding in the Enron bankruptcy. While the Company is not aware of any actions or allegations that should

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

reasonably give rise to a material adverse impact to the Company’s financial position or liquidity, the outcome of litigation cannot be foreseen with certainty. It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. The outcome of a particular proceeding may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the loss or liability and the level of the Company’s income for the period.

In 2005, the Company received final approval of a nationwide class action settlement resolving litigation proceedings involving alleged sales practices claims. The settlement class includes all policyholders, with certain limited exceptions, who have or had an ownership interest in permanent life policies, term life policies or disability income policies issued between January 1, 1983 and December 31, 2003. The settlement agreement resulted in the establishment of a liability of approximately $268 million in 2004. This estimated amount represents the cost to the Company of the settlement including related expenses. As of December 31, 2005, the Company has paid $81 million of the original estimated liability of $268 million, resulting in a remaining estimated liability of approximately $187 million.

e.	Regulatory inquiries

The Company is subject to governmental and administrative proceedings and regulatory investigations in the ordinary course of its business. The Company has cooperated fully with these regulatory agencies with regard to their investigations and has responded to information requests and comments.

These investigations include industry-wide investigations of issues such as (a) late trading and market timing in connection with mutual funds and variable insurance contracts, (b) revenue sharing, and (c) compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products. In connection with these investigations, the Company has been contacted by various regulatory agencies and state attorneys general including the Securities and Exchange Commission, National Association of Securities Dealers, Commonwealth of Massachusetts Division of Insurance, State of Connecticut Insurance Department, and the Attorneys General of Connecticut, Massachusetts and New York.

The Company believes that it is reasonable to expect that regulatory inquiries and investigations into the financial services industry will continue for the foreseeable future and may result in new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry as a whole. It is the opinion of management that the ultimate resolution of these matters will not materially impact the Company’s financial position or liquidity. The outcome of a particular matter may be material to the Company’s operating results for a particular period depending upon, among other factors, the size of the matter and the level of the Company’s income for the period.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

f.	Commitments

In the normal course of business, the Company provides specified guarantees and funding to MMHLLC and certain of its subsidiaries. At December 31, 2005 and 2004, the Company had approximately $130 million and $1,325 million of outstanding unsecured funding commitments, respectively, and a $500 million support agreement related to unsecured credit facilities. At December 31, 2005 and 2004, the Company had no liability attributable to the funding commitments or support agreement.

In the normal course of business, the Company enters into letter of credit arrangements. At December 31, 2005 and 2004, the Company had approximately $74 million and $46 million of outstanding letters of credit, respectively. At December 31, 2005 and 2004, the Company had no liability attributable to the letter of credit arrangements.

MMHLLC entered into an international asset management agreement that includes guarantees to pay damages suffered by a customer incurred as a result of breach of MMHLLC’s obligation under the agreement, and for any willful default, negligence or fraud by MMHLLC or its subsidiaries. At December 31, 2005, MMHLLC had no outstanding obligations attributable to these guarantees. This guarantee is subject to a $59 million limitation.

In the normal course of business, the Company enters into commitments to purchase certain investments. At December 31, 2005, the Company had outstanding commitments to purchase privately placed securities, real estate, mortgage loans and partnerships and LLCs, which totaled $495 million, $55 million, $1,295 million and $2,029 million, respectively. The majority of these commitments have funding periods that extend from one to five years. The Company is not required to fund commitments once the commitment period expires.

The Company had commitments related to property lease arrangements, certain indemnities and commitments made in connection with acquisitions, dispositions, investments and other business obligations in the normal course of business. At December 31, 2005 and 2004, the Company had no outstanding obligations attributable to these commitments.

Certain commitments and guarantees of the Company provide for the maintenance of subsidiary regulatory capital and surplus levels and liquidity sufficient to meet certain obligations. These commitments and guarantees are not limited. At December 31, 2005 and 2004, the Company had no outstanding obligations attributable to these commitments and guarantees.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

16.	Withdrawal characteristics

a.	Annuity actuarial reserves and deposit fund liabilities

The withdrawal characteristics of the Company’s annuity actuarial reserves and deposit fund liabilities at December 31, 2005 are illustrated below:

	Amount	% of Total
	(In Millions)
Subject to discretionary withdrawal -
With fair value adjustment	$7,824	17%
At book value less current surrender charge of 5% or more	435	1
At fair value	29,459	62

Subtotal	37,718	80%
Subject to discretionary withdrawal -
At book value without fair value adjustment	2,330	5
Not subject to discretionary withdrawal	7,266	15

Total	$47,314	100%

The following is the reconciliation of total annuity actuarial reserves and deposit fund liabilities at December 31, 2005:

(In Millions)
Statutory Statements of Financial Position:
Policyholders’ reserves - group annuities	$9,020
Policyholders’ reserves - individual annuities	2,808
Policyholders’ reserves - guaranteed investment contracts	669
Deposit fund balances	4,339

Subtotal	16,836

Separate Account Annual Statement:
Annuities	29,452
Other annuity contract deposit funds and guaranteed interest contracts	1,026

Subtotal	30,478

Total	$47,314

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

b.	Separate accounts

Information regarding the separate accounts of the Company as of and for the period ended December 31, 2005 is as follows:

	Indexed	Non- Indexed	Non- Guaranteed	Total
	(In Millions)
Net premium, considerations or deposits	$—	$—	$6,041	$6,041

Reserves:
For accounts with assets at:
Fair value	$1,019	$738	$29,409	$31,166
Amortized cost	—	—	476	476

Total reserves	1,019	738	29,885	31,642
Other liabilities	—	—	262	262

Total	$1,019	$738	$30,147	$31,904

By withdrawal characteristics:
Subject to withdrawal:
With fair value adjustment	$1,019	$—	$—	$1,019
At book value without fair value adjustment and current surrender charge of 5% or more	—	—	399	399
At fair value	—	738	29,416	30,154
At book value without fair value adjustment and with current surrender charge less than 5%	—	—	70	70

Subtotal	1,019	738	29,885	31,642
Other liabilities	—	—	262	262

Total	$1,019	$738	$30,147	$31,904

For the year ended December 31, 2005, transfers to separate accounts were $7,959 million and transfers from separate accounts were $6,550 million. The net transfers to separate accounts of $1,409 million were included in the Statutory Statements of Income.

17.	Presentation of the Statutory Statements of Cash Flows

The presentation of the 2003 Statutory Statement of Cash Flows has been changed to the direct method from the indirect method. As required by SSAP No. 69 “Statement of Cash Flows,” the Company has included in the Consolidated Statutory Statements of Cash Flows, non-cash transactions primarily related to the following: (1) the exchange of bonds for bonds of $3,245 million, $1,125 million and $944 million for the years ended December 31, 2005, 2004 and 2003, respectively; (2) the transfer of real estate to separate accounts of $360 million for the year ended December 31, 2004; (3) the conversion of bonds to stocks of $9 million, $29 million and $293 million for the years ended December 31, 2005, 2004 and 2003, respectively; and (4) the conversion of stocks to stocks of $123 million for the year ended December 31, 2005.

NOTES TO STATUTORY FINANCIAL STATEMENTS, continued

18.	Subsidiaries and affiliated companies

A summary of ownership and relationship of the Company and its subsidiaries and affiliated companies as of December 31, 2005 is illustrated below. Subsidiaries are wholly-owned, except as noted.

Subsidiaries of Massachusetts Mutual Life Insurance Company

CM Assurance Company

CM Benefit Insurance Company

C.M. Life Insurance Company

MassMutual Holding LLC

MassMutual Owners Association, Inc.

The MassMutual Trust Company

MML Distributors, LLC

Subsidiaries of C.M. Life Insurance Company

MML Bay State Life Insurance Company

Subsidiaries of MassMutual Holding LLC

HYP Management LLC

MassMutual Assignment Company

MassMutual Benefits Management, Inc.

MassMutual Funding LLC

MassMutual Holding MSC, Inc.

MassMutual International, Inc.

MMHC Investment LLC

MML Investors Services, Inc.

MML Realty Management Corporation

Urban Properties, Inc.

Cornerstone Real Estate Advisers LLC

Babson Capital Management LLC

Oppenheimer Acquisition Corporation – 96.8%

Baring Asset Management Holdings, Inc.

MassMutual Baring Holding, LLC

Golden Retirement Resources Inc.

MassMutual Holdings (Bermuda) Ltd.

MML Financial, LLC

Affiliates of Massachusetts Mutual Life Insurance Company

MML Series Investment Funds

MassMutual Select Funds

MassMutual Premier Funds

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

Financial Statements included in Part A

None

Financial Statements included in Part B

The Registrant

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2005

Statements of Operations and Changes in Net Assets for the years ended December 31, 2005 and 2004

Notes to Financial Statements

The Depositor

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2005 and 2004

Statutory Statements of Income for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Changes in Policyholders’ Contingency Reserves for the years ended December 31, 2005, 2004, and 2003

Statutory Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003

Notes to Statutory Financial Statements

(b) Exhibits

Exhibit 1	Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.(1)

Exhibit 2	Not Applicable.

Exhibit 3	(i) Principal Underwriting Agreement.(2)

(ii) Underwriting and Servicing Agreement.(2)

Exhibit 4	Form of Individual Annuity Contract.(3)

Exhibit 5	Form of Individual Annuity Application.(3)

Exhibit 6	(i) Copy of Articles of Incorporation of the Company.(1)

(ii) Copy of the Bylaws of the Company.(1)

1

Exhibit 7	Not Applicable.

Exhibit 8	(i) Form of Participation Agreement with MML Series Investment Fund(3)

(ii) Form of Participation Agreement with MML Series Investment Fund II(3)

Exhibit 9	Opinion and Consent of Counsel.*

Exhibit 10	(i) Consent of Independent Registered Public Accounting Firm, KPMG LLP*

(ii) Powers of Attorney for:

Stuart H. Reese*

Roger G. Ackerman*

James R. Birle*

Gene Chao*

James H. DeGraffenreidt*

Patricia Diaz Dennis*

James L. Dunlap*

William B. Ellis*

Robert Essner*

Robert M. Furek*

William B. Marx, Jr.*

John F. Maypole*

Marc Racicot*

Norman A. Smith*

Carol A. Leary*

Peter Lahaie*

Michael Rollings*

Exhibit 11	Not Applicable.

Exhibit 12	Not Applicable.

Exhibit 14	None.

(1)	Incorporated by reference to Registrant’s Initial Registration Statement No. 333-45039 filed on January 28, 1998.

2

(2)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to Registration Statement No. 333-45039, filed on June 4, 1998.
(3)	Incorporated by reference to Initial Registration Statement No. 333-130156, filed on December 6, 2005.
*	Filed herewith.

Item 25. Directors and Officers of the Depositor

3

Directors of Massachusetts Mutual Life Insurance Company

Roger G. Ackerman, Director P.O. Box 45 Phoenix, NY 13135	Robert A. Essner, Director 5 Giralda Farms Madison, NJ 07940

James R. Birle, Chairman 1295 State Street Springfield, MA 01111	Robert M. Furek, Director 1370 Cutler Court Marco Island, FL 34145

Gene Chao, Director 733 SW Vista Avenue Portland, OR 97205	Carol A. Leary, Director 588 Longmeadow Street Longmeadow, MA 01106

James H. DeGraffenreidt, Jr., Director 101 Constitution Avenue, NW Washington, DC 20080	William B. Marx, Jr., Director 5 Peacock Lane Village of Golf, FL 33436-5299

Patricia Diaz Dennis, Director 175 East Houston, Room 11-A-50 San Antonio, TX 78205	John F. Maypole, Director 55 Sandy Hook Road - North Sarasota, FL 34242

James L. Dunlap, Director 1659 North Boulevard Houston, TX 77006	Marc Racicot, Director 1130 Connecticut Ave., NW, Suite 1000 Washington, DC 20036

William B. Ellis, Director 31 Pound Foolish Lane Glastonbury, CT 06033	Stuart H. Reese, Director, President and Chief Executive Officer 1295 State Street Springfield, MA 01111

Executive Vice Presidents:

Frederick Castellani 1295 State Street Springfield, MA 01111	John V. Murphy 1295 State Street Springfield, MA 01111

Roger Crandall 1295 State Street Springfield, MA 01111	Mark Roellig 1295 State Street Springfield, MA 01111

William F. Glavin 1295 State Street Springfield, MA 01111

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The assets of the Registrant, under state law, are assets of MassMutual.

The registrant may also be deemed to be under common control with other separate accounts established by MassMutual and its life insurance subsidiaries, C.M. Life Insurance Company and MML Bay State Life Insurance Company, which are registered as unit investment trusts under the Investment Company Act of 1940.

The discussion that follows indicates those entities owned directly or indirectly by Massachusetts Mutual Life Insurance Company:

4

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I. DIRECT SUBSIDIARIES OF MASSMUTUAL – MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	CM Assurance Company (July 2, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

B.	CM Benefit Insurance Company (April 18, 1986), a Connecticut corporation which operates as a life and health insurance company. This subsidiary is inactive.

C.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

D.	MML Distributors, LLC (Nov. 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual Holding LLC – 1%.)

E.	MassMutual Holding LLC (Nov. 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, Inc. (Dec. 31, 1981), a Massachusetts corporation which operates as a securities broker dealer.

a.	MML Insurance Agency, Inc. (Nov. 16, 1990), a Massachusetts corporation which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, a Delaware limited liability company which operates as a broker-dealer.

2.	MassMutual Holding MSC, Inc. (Dec. 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

a.	MassMutual Corporate Value Limited (Aug. 24, 1994), a Cayman Islands corporation which holds a 88.4% ownership interest in MassMutual Corporate Value Partners Limited, another Cayman Islands corporation operating as a high-yield bond fund. (MassMutual Holding MSC, Inc. – 46%)

1.)	MassMutual Corporate Value Partners Ltd. (Aug. 24, 1994), owned 88.4% by MassMutual Corporate Value Limited.

b.	9048-5434 Quebec, Inc. (April 4, 1997), a Canadian corporation, which used to operate as the owner of Hotel du Parc in Montreal, Quebec, Canada. Inactive.

c.	1279342 Ontario Limited (Jan. 29, 1998), a Canadian corporation which operates as the owner of Deerhurst Resort in Huntsville, Ontario, Canada.

3.	Cornerstone Real Estate Advisers, LLC (Jan. 20, 1994), a Delaware limited liability company which operates as an investment adviser.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (Cornerstone Real Estate Advisers, LLC – 50%; MML Realty Management Corporation – 50%).

4.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

a.	Charter Oak Capital Management, Inc. (March 15, 1996), a Delaware corporation which formerly operated as a manager of institutional investment portfolios.

b.	Babson Capital Securities Inc. (July 1, 1994), a Massachusetts corporation which operates as a securities broker-dealer.

c.	Babson Capital Management Inc., a California corporation which holds a real estate license.

d.	FITech Asset Management, L.P. (“AM”) (June 9, 1999) is a Delaware Limited Partnership, formed to manage FITech Domestic Value, L.P. (“the Fund”), a “fund-of-funds” that invests in hedge funds. (Babson Capital Management LLC is a limited partner in AM with a controlling interest – 58%).

e.	FITech Domestic Partners, LLC (“DP”) (January 26, 2000) is a Delaware LLC that is the general partner of AM. (Babson Capital Management LLC owns a controlling interest -58% – of DP.)

f.	Leland Fund Multi G.P., Ltd. (March 8, 2001) is a corporation that acts as the general partner to several entities that comprise the hedge fund known as Leland.

g.	Babson Capital Japan KK, formerly known as MassMutual Investment Management Company (May 28, 2004), a Japanese registered investment adviser.

h.	Babson Capital Guernsey Limited, an investment management company organized under the laws of Isle of Guernsey.

1.)	Babson Capital Europe Limited, an institutional debt-fund manager organized under the laws of England and Wales.

a.)	Almack Holding Partnership GP Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

b.)	Almack Mezzanine Fund Limited, an English company and wholly-owned subsidiary of Babson Capital Europe Limited, will serve as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

i.	Babson Investment Company, a Massachusetts securities corporation used to hedge certain employee benefit obligations of Babson Capital Management LLC.

5.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies (MassMutual Holding LLC – 96.8%).

a.	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which operates as the investment adviser to the Oppenheimer Funds.

1.)	Centennial Asset Management Corporation (May 8, 1987), a Delaware corporation which operates as investment adviser and general distributor of the Centennial Funds.

2.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which operates as a securities broker-dealer.

3.)	Oppenheimer Partnership Holdings, Inc. (Nov. 28, 1989), a Delaware corporation which operates as a holding company.

4.)	Oppenheimer Real Asset Management, Inc. (Dec. 22, 1988), a Delaware corporation which is the sub-adviser to a mutual fund investing in the commodities markets.

5.)	Shareholder Financial Services, Inc. (Nov. 1, 1989), a Colorado corporation which operates as a transfer agent for mutual funds.

6.)	Shareholder Services, Inc. (Sept. 16, 1987), a Colorado corporation which operates as a transfer agent for various Oppenheimer and MassMutual funds.

7.)	OFI Private Investments, Inc. (March 20, 2000) is a New York based registered investment adviser which manages smaller separate accounts, commonly known as wrap-fee accounts, which are introduced by unaffiliated broker-dealers, on a subadvisory basis for a stated fee.

8.)	OFI Institutional Asset Management. Inc. (Nov. 20, 2000) is a New York based registered investment advisor which provides investment supervisory services on a discretionary basis to individual accounts, pension plans, insurance company separate accounts, public funds and corporations for a stated fee.

a.)	Trinity Investment Management Corporation (Nov. 1, 1974), a Pennsylvania corporation and registered investment adviser which provides portfolio management and equity research services primarily to institutional clients.

b.)	OFI Trust Company (1988), a New York corporation which conducts the business of a trust company.

c.)	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which operates as an investment adviser.

d.)	OppenheimerFunds (Asia) Limited, a Hong Kong mutual fund marketing company. (10% by OFI)

9.)	OppenheimerFunds International, Ltd. (July 9, 1997), a wholly-owned subsidiary of OppenheimerFunds, Inc., is the manager of OppenheimerFunds Real Asset Futures plc and OppenheimerFunds plc, each a Dublin-based investment company, for which OppenheimerFunds, Inc. provides portfolio management services as an investment adviser.

b.	Tremont Capital Management, Inc. (June 28, 2001), a New York-based investment services provider which specializes in hedge funds.

1.)	Tremont (Bermuda), Ltd., a Bermuda-based investment adviser.

2.)	Tremont Partners, Inc., (1984) a Connecticut corporation that is a registered investment adviser.

3.)	Tremont Capital Management Limited, a company based in the United Kingdom.

4.)	Tremont Securities, Inc., a New York company that acts as a registered broker dealer.

5.)	Tremont Capital Management, Corp. (owned 77% by Tremont Capital Management, Inc.), a New York company.

6.)	Tremont Capital Management (Asia) Limited, a Hong Kong company.

7.)	Tremont Capital Management (Ireland) Limited, the manager of an Irish umbrella trust that manages a series of non-US strategy based funds.

6.	Golden Retirement Resources, Inc. (June 16, 2000), a Delaware corporation that develops insurance-related products.

7.	HYP Management LLC (July 24, 1996), a Delaware limited liability company which operates as the “LLC Manager” of MassMutual High Yield Partners II LLC, a high yield bond fund.

8.	MassMutual Benefits Management, Inc. (March 20, 1991), a Delaware corporation which supports MassMutual with benefit plan administration and planning services.

9.	MMHC Investment LLC (July 24, 1996), a Delaware limited liability company which is a passive investor in MassMutual/Darby CBO IM, Inc., MassMutual/Darby CBO LLC, MassMutual High Yield Partners II LLC, and other MassMutual investments.

a.	MassMutual/Darby CBO IM Inc. (Dec. 5, 1997), a Delaware corporation which operates as the “LLC Manager” of MassMutual/Darby CBO LLC, a collateralized bond obligation fund. (MMHC Investment, Inc. – 50%)

10.	MML Realty Management Corporation (Oct. 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

a.	Cornerstone Office Management, LLC (May 28, 1987), a Delaware limited liability company which serves as the general partner of Cornerstone Suburban Office, L.P. (MML Realty Management Corporation – 50%; Cornerstone Real Estate Advisers LLC – 50%).

11.	MassMutual International, Inc. (Feb. 19, 1996), a Delaware corporation which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International, Inc. is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company. (Owned 99.9% by MassMutual International, Inc. and .01% by MassMutual Holding LLC.

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent.

2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.) and Kenneth Yu (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company currently holding 12% of MassMutual Life Insurance Company in Japan.

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Elroy Chan – 50% (in trust for MassMutual Asia Ltd.))

6.)	MassMutual Asia Investors Limited, a Hong Kong company that provides investment advisory services.

b.	MassMutual Internacional (Chile) Limitada, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International, Inc. – 79.43%; MassMutual Holding LLC – .07%; 1279342 Ontario Limited – 20.5%)

1.)	Compañia de Seguros Vida Corp S.A., corporation organized in the Republic of Chile which operates as an insurance company. (MassMutual Internacional (Chile) S.A. – 33.5%)

c.	MassMutual (Bermuda) Ltd., a corporation organized in Bermuda which operates as an exempted insurance company.

d.	MassMutual Europe S.A., a corporation organized in the Grand Duchy of Luxembourg which operates as a life insurance company. (MassMutual International, Inc. – 99.9%; MassMutual Holding LLC – .01%)

e.	MassMutual International Holding MSC, Inc., a Massachusetts corporation which currently acts as a holding company for MMI’s interest in Taiwan.

1.)	MassMutual Mercuries Life Insurance Company, a Taiwan corporation which operates as a life insurance company. (MassMutual International Holding MSC, Inc. – 38%)

a.) Fuh Hwa Investment Trust Co. Ltd, a mutual fund firm in Taiwan (MM Mercuries Life Insurance Company – 31%; MassMutual International Holding MSC, Inc. – 18.4%)

f.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International, Inc. – 88.7%; MM Real Estate Co., Ltd. – 1.3%; Protective Capital (International) Ltd. – 9.9%)

1.)	MM Real Estate Co., Ltd., a Japanese entity which holds and manages real estate. (MassMutual Life Insurance Company – 4.8%; MassMutual International, Inc. – 95.2%)

2.)	MassMutual Leasing Company, a Japanese company that leases office equipment and performs commercial lending. (MM Real Estate Co., Ltd. – 90%; MassMutual Life Insurance Company – 10%.)

12.	MassMutual Funding LLC (May 11, 2000), a Delaware limited liability company which issues commercial paper.

13.	MassMutual Assignment Company (Oct. 4, 2000), a North Carolina corporation which operates a structured settlement business.

14.	MML Financial, LLC (May 7, 2004), a Delaware limited liability company which operates as a holding company.

a.	MMLA UK Limited, a limited liability company organized under the laws of England and Wales.

b.	MML Investment Products, LLC, (November 9, 2004) a Delaware limited liability company licensed to carry on any lawful business purpose or activity not restricted by the Delaware Limited Liability Company Act. This company primarily makes investments.

c.	MML Assurance, Inc. (November 29, 2004), a New York insurance company.

d.	MML Financial Products, LLC (April 14, 2005) is a Delaware limited liability company that is authorized to carry on any lawful business purpose or activity not restricted by the Delaware Limited Liability Company Act. This company primarily enters into derivatives transactions in the form of credit default swaps.

15.	MassMutual Baring Holding, LLC (October 14, 2005), a Delaware limited liability company that will act as a holding company for certain MassMutual subsidiaries.

a.	MassMutual Holdings (Bermuda) Ltd., a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

1.)	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

a.)	Baring Asset Management Life Limited (December 6, 1999), a company incorporated under the laws of England and Wales that acts as an authorized representative of NNUK under Section 44 of the Financial Services Act of 1986.

b.)	Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

c.)	Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

d.)	Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

e.)	Baring Private Investment Management Limited (February 23, 1989), a company incorporated under the laws of England and Wales. This is a non-trading company.

f.)	Baring International Investment Management Holdings Limited (November 12, 1985), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

i.)	Baring Asset Management GmbH (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

ii.)	Baring France S.A.S. (July 24, 1997), a company incorporated under the laws of France that acts as an investment manager/adviser.

iii.)	Baring Investment Administrative Services (South Africa) Limited (September 4, 1998), a company incorporated under the laws of South Africa. The company was incorporated to serve as the South African Representative Office for selected collective investment schemes as contemplated in the Regulations made pursuant to Section 37A(1) of the Units Trusts Control Act, 1981 as amended.

iv.)	Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts as a service company which supports all the BAM Group operating companies within the UK.

v.)	Baring International Investment Management Limited (October 26, 1973), an intermediate holding company organized in Hong Kong.

aa.	Baring Mutual Fund Management S.A. (June 8, 1989), a company organized in the Grand Duchy of Luxembourg that acts as the manager of the New Russia Fund.

bb.	Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as and intermediate holding company.

i.	Baring Asset Management (CI) Limited (July 18, 1990), an investment management company organized under the laws of the Isle of Guernsey.

ii.	Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of BAM Irish Collective Investment Schemes and Funds.

iii.	Baring Mutual Fund Management (Ireland) Limited (November 29, 1991), a company incorporated under the laws of Ireland that acts as an investment adviser.

iv.	Baring Sice (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

v.	Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

aa.	Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

bb.	Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

cc.	Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

dd.	Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser incorporated under the laws of Australia.

b.	Baring Asset Management Holdings, Inc. (March 16, 1979), a Delaware corporation that acts as an intermediate holding company.

1.)	Baring Asset Management, Inc. (September 28, 1967), a Massachusetts corporation that acts as an investment adviser.

2.)	Baring Investment Services, Inc. (December 22, 1987), a Delaware corporation that acts as a captive broker-dealer.

F.	The MassMutual Trust Company (Jan. 12, 2000), a federally chartered stock savings bank which performs trust services.

G.	MassMutual Owners Association, Inc. (Feb. 14, 2002), a Massachusetts company which is authorized to conduct sales and marketing operations.

II. REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

•	MassMutual Premier Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

•	MML Series Investment Fund, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

•	MassMutual Corporate Investors, a Massachusetts business trust which operates as a closed-end investment company.

•	MassMutual Select Funds, a Massachusetts business trust which operates as an open-end investment company. MassMutual serves as investment adviser to the trust.

•	MassMutual Participation Investors, a Massachusetts business trust which operates as a closed-end investment company.

•	MML Series Investment Fund II, a Massachusetts business trust which operates as an open-end investment company. All shares issued by the trust are owned by MassMutual and certain of its affiliates. MassMutual serves as investment adviser to the trust.

•	The Greater China Fund, Inc and The Asia Pacific Fund, Inc: closed-end registered investment companies to which Baring Asset Management (Asia) Limited is the investment adviser.

•	Panorama Series Fund, Inc., a Maryland corporation which operates as an open-end investment company. All shares issued by the fund are owned by MassMutual and certain affiliates.

•	Oppenheimer Bond Fund Series

•	Oppenheimer Integrity Funds

•	Oppenheimer International Large-Cap Core Trust

•	Oppenheimer International Value Trust

•	Oppenheimer Main Street Funds, Inc.

•	Oppenheimer Multi-State Municipal Trust

•	Oppenheimer Municipal Fund

•	Oppenheimer Portfolio Series

•	Oppenheimer Principal Protected Trust

•	Oppenheimer Principal Protected Trust II

•	Oppenheimer Principal Protected Trust III

•	Oppenheimer Quest for Value Funds

•	Oppenheimer Series Fund, Inc.

•	Oppenheimer Variable Account Funds

•	Rochester Portfolio Series

Item 27. Number Of Contract Owners

Not applicable because there were no contracts sold as of the date of this registration statement.

Item 28. Indemnification

5

MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

Article	V. of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article	V. Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, officer or employee of any organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.

Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;
(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any of such paragraph.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Item 29. Principal Underwriters

(a) MML Distributors, LLC, a controlled subsidiary of MassMutual, acts as principal underwriter for registered separate accounts of MassMutual, C.M. Life and MML Bay State.

(b) MML Distributors, LLC, is the principal underwriter for the contracts. The following people are officers and member representatives of the principal underwriter.

6

OFFICERS AND MEMBER REPRESENTATIVES MML DISTRIBUTORS, LLC

Name	Officer	Business Address
Peter G. Lahaie	President Chief Executive Officer Main OSJ Supervisor Chief Financial Officer Treasurer	1295 State Street Springfield, MA 01111-0001

Thomas A. Monti	Member Representative Massachusetts Mutual Life Insurance Co. Member Representative MassMutual L.L.C.	1295 State Street Springfield, MA 01111-0001

Ronald E. Thomson	Vice President	1295 State Street Springfield, MA 01111-0001

Robert S. Rosenthal	Vice President Chief Legal Officer Assistant Secretary	1295 State Street Springfield, MA 01111-0001

William F. Monroe, Jr.	Vice President	1295 State Street Springfield, MA 01111-0001

Kevin LaComb	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Sally Fortier Murphy	Secretary	1295 State Street Springfield, MA 01111-0001

Edward K. Duch, III	Assistant Secretary	1295 State Street Springfield, MA 01111-0001

Marilyn A. Sponzo	Chief Compliance Officer	1295 State Street Springfield, MA 01111-0001

Marilyn Edstrom	Entity Contracting Officer	1295 State Street Springfield, MA 01111-0001

Anne Melissa Dowling	Large Corporate Markets Supervisor	100 Bright Meadow Boulevard Enfield, CT 06082

David W. O’Leary	Hartford OSJ Supervisor Variable Annuity Supervisor	100 Bright Meadow Boulevard Enfield, CT 06082

Kathy Rogers	Continuing Education Officer	1295 State Street Springfield, MA 01111-0001

Michael Tanguay	Registration Manager	1295 State Street Springfield, MA 01111-0001

Jennifer L. Lake	Cash and Trading Supervisor Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Bruce C. Frisbie	Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Donna K. Resutek	Chief Information Officer	1295 State Street Springfield, MA 01111-0001

Eugene Charon	Assistant Vice President and Assistant Treasurer	1295 State Street Springfield, MA 01111-0001

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 100 Bright Meadow Boulevard, Enfield, CT 06082.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a)	Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)	Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)	Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, certifies that it has caused this Pre-Effective Amendment No. 1 to Registration Statement No. 333-130156 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 24th day of April, 2006.

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4 MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY (Depositor)

By:	/s/ Stuart H. Reese*
Director, President and Chief Executive Officer Massachusetts Mutual Life Insurance Company

/s/ STEPHEN L. KUHN
On April 24, 2006, as Attorney-in-Fact pursuant to power of attorney.

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement No. 333-130156 has been signed by the following persons in the capacities and on the dates indicated.

8

Signature	Title	Date

/s/ STUART H. REESE* Stuart H. Reese	Director, President and Chief Executive Officer (Principal Executive Officer)	April 24, 2006

/s/ MICHAEL T. ROLLINGS* Michael T. Rollings	Senior Vice President and Acting Chief Financial Officer (Principal Financial Officer)	April 24, 2006

/s/ NORMAN A. SMITH* Norman A. Smith	Vice President and Controller (Principal Accounting Officer)	April 24, 2006

/S/ ROGER G. ACKERMAN* Roger G. Ackerman	Director	April 24, 2006

/s/ JAMES R. BIRLE* James R. Birle	Director	April 24, 2006

/s/ GENE CHAO* Gene Chao	Director	April 24, 2006

/s/ JAMES H. DEGRAFFENREIDT, JR.* James H. DeGraffenreidt, Jr.	Director	April 24, 2006

/S/ PATRICIA DIAZ DENNIS* Patricia Diaz Dennis	Director	April 24, 2006

/s/ JAMES L. DUNLAP* James L. Dunlap	Director	April 24, 2006

/s/ WILLIAM B. ELLIS* William B. Ellis	Director	April 24, 2006

/S/ ROBERT ESSNER* Robert Essner	Director	April 24, 2006

/s/ ROBERT M. FUREK* Robert M. Furek	Director	April 24, 2006

/s/ CAROL A. LEARY* Carol A. Leary	Director	April 24, 2006

/s/ WILLIAM B. MARX, JR.* William B. Marx, Jr.	Director	April 24, 2006

/s/ JOHN F. MAYPOLE* John F. Maypole	Director	April 24, 2006

/S/ MARC RACICOT* Marc Racicot	Director	April 24, 2006

/s/ STEPHEN L. KUHN *Stephen L. Kuhn	On April 24, 2006, as Attorney-in-Fact pursuant to powers of attorney

INDEX TO EXHIBITS

Exhibit 9	Opinion and Consent of Counsel

Exhibit 10(i)	Consent of Independent Registered Public Accounting Firm, KPMG LLP

Exhibit 10(ii)	Powers of Attorney:
Stuart H. Reese
Roger G. Ackerman
James R. Birle
Gene Chao
James H. DeGraffenreidt
Patricia Diaz Dennis
James L. Dunlap
William B. Ellis
Robert Essner
Robert M. Furek
William B. Marx, Jr.
John F. Maypole
Marc Racicot
Norman A. Smith
Carol A. Leary
Peter Lahaie
Michael Rollings